

SHINHAN BANK

Separate Financial Statements

December 31, 2024 and 2023

(With Independent Auditors' Report Thereon)

Contents

Independent Auditors' Report

Based on a report originally issued in Korean

To the Board of Directors and Stockholder of
Shinhan Bank:

Opinion

We have audited the separate financial statements of Shinhan Bank (the "Bank"), which comprise the separate statements of financial position as of December 31, 2024 and 2023, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2024 and 2023, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards ("K-IFRS").

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank's financial reporting process.

Auditors' Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal

control.

- Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Bank to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
March 4, 2025

This report is effective as of March 4, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK
Separate Statements of Financial Position
As of December 31, 2024 and 2023

(In millions of Korean won)	Notes		2024	2023
Assets				
Cash and due from banks	3,5,8,40,41	₩	25,173,671	22,333,042
Securities at fair value through profit or loss	3,6,41		25,892,162	23,494,168
Derivative assets	3,7,41		7,400,039	3,262,590
Loans at amortized cost	3,8,41		351,575,129	317,062,249
Loans at fair value through profit or loss	3,8		745,412	515,564
Securities at fair value through other comprehensive income	3,9,17		51,096,393	49,630,720
Securities at amortized cost	3,9,17		27,011,804	28,907,293
Property and equipment	10,11,16,17		2,366,429	2,354,161
Intangible assets	12		936,272	1,020,354
Investments in subsidiaries and associates	13		2,854,736	2,557,874
Investment properties	14		611,208	615,303
Net defined benefit assets	23		261,805	277,784
Current tax assets	37		8,542	8,511
Deferred tax assets	37		-	23,686
Other assets	3,8,15,41		15,825,559	17,657,164
Non-current assets held for sale	16		-	6,590
Total assets		₩	511,759,161	469,727,053
Liabilities				
Financial liabilities designated at fair value through profit or loss	18	₩	261,299	254,832
Deposits	3,19,41		375,641,186	339,769,070
Financial liabilities at fair value through profit or loss	3,20		597,058	419,342
Derivative liabilities	3,7,41		7,530,742	3,519,083
Borrowings	3,21,40,41		21,838,763	25,696,911
Debt securities issued	3,22,40		43,524,701	34,530,057
Provisions	24,39,41		447,008	702,887
Current tax liabilities	37		201,330	125,614
Deferred tax liabilities	37		303,872	-
Other liabilities	3,11,25,41,42		28,084,827	33,652,345
Total liabilities			478,430,786	438,670,141
Equity				
Capital stock	26		7,928,078	7,928,078
Hybrid bonds	26		2,088,595	1,988,535
Capital surplus	26		398,080	398,080
Capital adjustments	26,37		6,103	5,895
Accumulated other comprehensive loss	26,37		(58,359)	(472,747)
Retained earnings	26,27		22,965,878	21,209,071
(Regulatory reserve for loan loss)			(2,233,852)	(2,418,175)
(Required provision for (reversal of) regulatory reserve for loan loss)			(396,038)	((184,323))
(Expected provision for (reversal of) regulatory reserve for loan loss)			(396,038)	((184,323))
Total equity			33,328,375	31,056,912
Total liabilities and equity		₩	511,759,161	469,727,053

See accompanying notes to the separate financial statements.

SHINHAN BANK
Separate Statements of Comprehensive Income
For the years ended December 31, 2024 and 2023

(In millions of Korean won, except earnings per share data)	**Notes**	**2024**	**2023**
Interest income			
Financial instruments at fair value through profit or loss	₩	703,730	613,216
Financial instruments at fair value through other comprehensive income and amortized cost		18,964,453	17,960,601
Interest expense		12,017,026	11,193,171
Net interest income	3,28,36,41	7,651,157	7,380,646
Fees and commission income		1,293,877	1,167,226
Fees and commission expense		293,673	301,403
Net fees and commission income	3,29,36,41	1,000,204	865,823
Dividend income	30,36	76,658	47,776
Net gain on financial instruments at fair value through profit or loss	31,36,41	278,110	614,427
Net foreign currencies transaction gain	36	206,356	110,382
Net gain (loss) on financial instruments designated at fair value through profit or loss	18	(6,466)	2,495
Net gain on disposal of securities at fair value through other comprehensive income	9,36	98,164	19,488
Net loss on disposal of securities at amortized cost	9	(41)	(107)
Provision for credit loss allowance	3,8,41	308,568	729,912
General and administrative expenses	32,41	3,459,539	3,366,656
Net other operating expenses	34,36,41	(1,369,210)	(1,406,893)
Operating income		4,166,825	3,537,469
Net non-operating expense	35	(269,910)	(80,083)
Profit before income taxes		3,896,915	3,457,386
Income tax expense	37	864,543	845,274
Profit for the year	27	3,032,372	2,612,112
(Adjusted profit after reflection of regulatory reserve for loan loss For the year ended December 31, 2024: 2,636,334 million won For the year ended December 31, 2023: 2,796,435 million won)			
Other comprehensive income for the year, net of income tax			
Items that may be reclassified subsequently to profit or loss:			
Foreign currency translation differences for foreign operations		64,395	5,973
Unrealized net change in fair value of securities at fair value through other comprehensive income		304,897	782,466

SHINHAN BANK
Separate Statements of Comprehensive Income (Continued)
For the years ended December 31, 2024 and 2023

(In millions of Korean won, except earnings per share data)	**Notes**	**2024**	**2023**
Items that will not be reclassified to profit or loss:			
Remeasurements of defined benefit plans	₩	(9,113)	(159,625)
Unrealized net change in fair value of securities at fair value through other comprehensive income		60,076	24,367
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		(1)	-
Other comprehensive income for the year, net of income tax	3,26,37	420,254	653,181
Total comprehensive income for the year	₩	3,452,626	3,265,293
Basic and diluted earnings per share in won	38	1,859	1,591

See accompanying notes to the separate financial statements.

SHINHAN BANK
Separate Statements of Changes in Equity
For the year ended December 31, 2023

(In millions of Korean won)

		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2023	₩	7,928,078	2,088,542	398,080	6,465	(1,128,983)	19,846,558	29,138,740
Total comprehensive income (loss), net of income tax								
Profit for the year		-	-	-	-	-	2,612,112	2,612,112
Other comprehensive income (loss) for the year								
Foreign currency translation differences for foreign operations		-	-	-	-	5,973	-	5,973
Unrealized net changes in fair values of securities at fair value through other comprehensive income		-	-	-	-	809,888	(3,055)	806,833
Remeasurements of defined benefit plans		-	-	-	-	(159,625)	-	(159,625)
Total comprehensive income for the year		-	-	-	-	656,236	2,609,057	3,265,293
Transactions with owners in their capacity as owners								
Annual dividends to equity holder		-	-	-	-	-	(1,157,105)	(1,157,105)
Dividends to hybrid bond holders		-	-	-	-	-	(89,140)	(89,140)
Issuance of hybrid bonds		-	399,107	-	-	-	-	399,107
Repayment of hybrid bonds		-	(499,114)	-	(886)	-	-	(500,000)
Share-based payment transactions		-	-	-	17	-	-	17
Others		-	-	-	299	-	(299)	-
Total transactions with owners in their capacity as owners		-	(100,007)	-	(570)	-	(1,246,544)	(1,347,121)
Balance at December 31, 2023	₩	7,928,078	1,988,535	398,080	5,895	(472,747)	21,209,071	31,056,912

See accompanying notes to the separate financial statements.

6

SHINHAN BANK
Separate Statements of Changes in Equity (Continued)
For the year ended December 31, 2024

(In millions of Korean won)

		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2024	₩	7,928,078	1,988,535	398,080	5,895	(472,747)	21,209,071	31,056,912
Total comprehensive income (loss), net of income tax								
Profit for the year		-	-	-	-	-	3,032,372	3,032,372
Other comprehensive income (loss) for the year								
Foreign currency translation differences for foreign operations		-	-	-	-	64,395	-	64,395
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	359,107	5,866	364,973
Remeasurements of defined benefit plans		-	-	-	-	(9,113)	-	(9,113)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(1)	-	(1)
Total comprehensive income for the year		-	-	-	-	414,388	3,038,238	3,452,626
Transactions with owners in their capacity as owners								
Annual dividends to equity holder		-	-	-	-	-	(1,196,396)	(1,196,396)
Dividends to hybrid bond holders		-	-	-	-	-	(84,150)	(84,150)
Issuance of hybrid bonds		-	399,387	-	-	-	-	399,387
Repayment of hybrid bonds		-	(299,327)	-	(673)	-	-	(300,000)
Share-based payment transactions		-	-	-	(4)	-	-	(4)
Others		-	-	-	885	-	(885)	-
Total transactions with owners in their capacity as owners		-	100,060	-	208	-	(1,281,431)	(1,181,163)
Balance at December 31, 2024	₩	7,928,078	2,088,595	398,080	6,103	(58,359)	22,965,878	33,328,375

See accompanying notes to the separate financial statements.

SHINHAN BANK
Separate Statements of Cash Flows
For the years ended December 31, 2024 and 2023

(In millions of Korean won)		2024	2023
Cash flows from operating activities			
Profit before income tax	₩	3,032,372	2,612,112
Adjustments for:			
Income tax expense		864,543	845,274
Interest income		(19,668,183)	(18,573,817)
Interest expense		12,017,026	11,193,171
Dividend income		(76,658)	(47,776)
		(6,863,272)	(6,583,148)
Income and expense items without cash inflow/outflow:			
Net gain on financial instruments at fair value through profit or loss		(313,277)	(491,304)
Net non-cash foreign currencies transaction gain		(55,619)	(27,154)
Net (gain) loss on financial instruments designated at fair value through profit or loss		6,466	(2,495)
Net gain on disposal of securities at fair value through other comprehensive income		(98,164)	(19,488)
Net loss on disposal of securities at amortized cost		41	107
Provision for credit loss allowance		308,568	729,912
Non-cash employee benefits		100,853	99,818
Depreciation and amortization		464,406	429,566
Net non-cash other operating expenses		217,585	427,506
Non-operating expenses		174,960	47,854
		805,819	1,194,322
Changes in assets and liabilities:			
Deposits at amortized cost		274,779	41,338
Securities at fair value through profit or loss		(529,783)	(1,367,012)
Derivative assets		2,773,352	3,865,727
Loans at amortized cost		(33,131,186)	(2,553,165)
Loans at fair value through profit or loss		(228,127)	435,505
Other assets		1,663,999	(2,384,224)
Deposits due to customers		35,434,069	(2,710,068)
Financial liabilities at fair value through profit or loss		11,954	(66,764)
Derivative liabilities		(2,645,069)	(3,947,929)
Defined benefit liabilities		(78,378)	(44,060)
Provisions		(451,073)	(4,761)
Other liabilities		(6,369,658)	10,099,717
		(3,275,121)	1,364,304
Income tax paid		(612,042)	(1,094,385)
Interest received		19,695,525	18,275,265
Interest paid		(11,563,384)	(9,946,094)
Dividends received		107,398	49,483
Net cash inflow from operating activities		1,327,295	5,871,859

SHINHAN BANK
Separate Statements of Cash Flows (Continued)
For the years ended December 31, 2024 and 2023

(In millions of Korean won)		**2024**	**2023**
Cash flows from investing activities			
Net cash flow of derivative financial instruments for hedges	₩	45,974	13,687
Proceeds from decrease of securities at fair value through profit or loss		703,254	801,197
Acquisition of securities at fair value through profit or loss		(2,262,642)	(2,045,508)
Proceeds from decrease of securities at fair value through other comprehensive income		36,510,846	28,386,057
Acquisition of securities at fair value through other comprehensive income		(36,178,368)	(28,641,365)
Proceeds from decrease of securities at amortized cost		6,591,267	3,935,151
Acquisition of securities at amortized cost		(4,444,063)	(5,589,576)
Proceeds from disposal of property and equipment		225	709
Acquisition of property and equipment		(117,127)	(154,552)
Proceeds from disposal of intangible assets		16	5
Acquisition of intangible assets		(346,662)	(336,832)
Proceeds from disposal of investments in associates		51,139	12,184
Acquisition of investments in associates		(349,121)	(229,925)
Proceeds from disposal of investment properties		-	55
Acquisition of investment properties		(2,893)	(3,084)
Proceeds from disposal of non-current assets for sale		-	3,663
Decrease in other assets		539,398	545,601
Increase in other assets		(511,758)	(539,326)
Net cash inflow (outflow) from investing activities		229,485	(3,841,859)
Cash flows from financing activities			
Net cash flow of derivative financial instruments for hedges		(9,420)	333
Increase in financial liabilities designated at fair value through profit or loss		-	209,969
Net increase (decrease) in borrowings		(5,318,929)	1,865,901
Proceeds from issuance of debt securities		25,075,509	23,283,985
Repayment of debt securities		(17,207,263)	(19,937,381)
Dividends paid		(1,280,546)	(1,247,209)
Issuance of hybrid bonds		399,387	399,107
Repayment of hybrid bonds		(300,000)	(500,000)
Increase in other liabilities		146,039	109,848
Decrease in other liabilities		(272,041)	(248,969)
Net cash inflow from financing activities		1,232,736	3,935,584
Effect of exchange rate fluctuations on cash and cash equivalents held		145,081	(13,295)
Net increase in cash and cash equivalents		2,934,597	5,952,289
Cash and cash equivalents at the beginning of the year (Note 40)		22,052,038	16,099,749
Cash and cash equivalents at the end of the year (Note 40)	₩	24,986,635	22,052,038

See accompanying notes to the separate financial statements.

SHINHAN BANK
Notes to the Separate Financial Statements
For the years ended December 31, 2024 and 2023

1. **Reporting entity**

Shinhan Bank (hereinafter referred to as the "Bank") was established on October 1, 1943 under the name of Chohung Bank, through the merger of Hansung Bank and Dongil Bank, which were established on February 19, 1897 and August 8, 1906, respectively, to engage in commercial banking and trust operations. The Bank has its headquarters at 20, Sejong-daero 9-gil, Jung-gu, Seoul, Republic of Korea.

The Bank acquired Chungbuk Bank and Kangwon Bank in 1999 and the former Shinhan Bank on April 1, 2006, and subsequently changed its name to Shinhan Bank. As of December 31, 2024, the Bank has 1,585,615,506 outstanding common shares with par value of ₩7,928,078 million, 100% owned by Shinhan Financial Group Co., Ltd. ("Shinhan Financial Group"). As of December 31, 2024, the Bank operates through 584 domestic branches, 109 depository offices, 25 premises and 14 overseas branches.

2. **Material accounting policies**

The material accounting policies adopted by the Bank are as follows.

(a) Basis of financial statements preparation

The separate financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea ("K-IFRS"), as prescribed in the *Article 5(1)1 Act on External Audit of Stock Companies.*

The separate financial statements of the Bank are separate financial statements prepared in accordance with K-IFRS No. 1027 *'Separate Financial Statements'* in which presented based on direct equity investments, not on that the controlling company, equity interests in associates and joint ventures does not base the investment on the investee's reported performance and net assets.

The financial statements for the current and comparative periods (December 31, 2024 and 2023) were prepared in accordance with the accounting policies described below.

(b) Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

- derivative financial instruments are measured at fair value
- financial instruments at fair value through profit or loss ("FVTPL") are measured at fair value
- financial instruments at fair value through other comprehensive income ("FVTOCI") are measured at fair value
- share-based payment arrangements are initially measured at fair value on grant date
- changes in fair value attributable to the risk being hedged for financial instruments designated as hedged items in qualifying fair value hedge relationships are recognized in profit or loss
- liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

    (c) Functional and presentation currency

    The separate financial statements of the Bank are prepared in functional currency of the respective operation. These separate financial statements are presented in Korean won, which is the Bank's functional currency and the currency of the primary economic environment in which the Bank operates.

    (d) Use of estimates and judgements

    In preparation of the financial statements according to K-IFRS, the use of estimates and assumptions is required for the application of accounting policies or matters affecting the reporting amounts of assets, liabilities and revenues and expenses as of December 31, 2024. When estimates and assumptions based on management's judgment as of December 31, 2024 differ from the actual, actual results may differ from these estimates.

    Estimates and underlying assumptions are continually reviewed, and changes in accounting estimates are recognized during the period in which the estimate is changed and the future period in which it will be affected. Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the separate financial statements is described in Note 4

    The Bank recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost or at FVTOCI, loan commitments and financial guarantee contracts upon adoption of K-IFRS No.1109, *'Financial Instruments'*. The measurement of such allowance is determined by techniques, assumptions and input variables used by the Bank to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner. The details of techniques, assumptions and input variables used to measure the credit loss allowance for expected credit losses as of December 31, 2024 are described in Note 3.

    The Bank estimates expected credit losses in accordance with K-IFRS No. 1109, *'Financial Instruments,'* using future economic outlook information. Considering increased uncertainties in both domestic and international economies, such as inflation and rising market interest rates, The Bank utilizes future economic outlook information on key variables such as GDP growth rate, consumer price index inflation rate, and unemployment rate to estimate forecasted default rates and loss rates upon default. The Bank continually monitors the impact of domestic and international economic uncertainties on the economy. The effect of these uncertainties on The Bank's expected credit losses is disclosed in Note 8, *Loan (b) changes in allowance for impairment and book value.*

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(e) New and amended standards and interpretations adopted by the Bank

The Bank has applied the following standards and interpretations for the first time for its annual reporting period commencing January 1, 2024.

i) Amendment to K-IFRS No. 1001 'Presentation of Financial Statements' - Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current or non-current should be based on the substantive rights existing at the end of the reporting period and that the classification is unaffected by management's intentions or expectations about whether the company will exercise its right to defer settlement of a liability. The amendments also introduce a definition of the settlement to make clear that the settlement includes the transfer to the counterparty of the company's own equity instruments, however, it would be excluded if an option to settle the liability by the transfer of the company's own equity instruments is recognized separately from the liability in compound financial instruments. There is no significant impact on the separate financial statements from these amendments.

The following new and amended standards and interpretations that have been established or announced but have not been adopted by the Bank since the effective date has not yet been reached.

i) Amendment to K-IFRS No. 1021 'The Effects of Changes in Foreign Exchange Rates' and No. 1101 'First-time adoption of K-IFRS' – Lack of Exchangeability

These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If an exchange with other currencies is not possible, the spot exchange rate should be estimated on the measurement date using observable exchange rates without adjustments or employing alternative estimation techniques. These amendments are set for prospective application to fiscal years beginning on or after January 1, 2025, with early application permitted. The Bank is currently reviewing the impact of the amendments on the separate financial statements.

ii) K-IFRS 1109 Financial Instruments and K-IFRS No. 1107 'Financial Instruments: Disclosures – Classification and measurement requirements of financial instruments'

The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Bank is currently reviewing the impact of the amendments on the separate financial statements.

iii) K-IFRS Annual Improvements

K-IFRS annual improvements are applied for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. There is no significant impact expected on the separate financial statements from these amendments.

- K-IFRS No. 1109 '*Financial Instruments*' – Derecognition of lease liabilities and transaction price
- K-IFRS No. 1110 '*Consolidated Financial Statements*' – Determination of 'de facto agent'
- K-IFRS No. 1101 '*First-time adoption of Korean International Financial Reporting Standards*' – Hedging accounting by a first-time adopter
- K-IFRS No. 1107 '*Financial Instruments: Disclosures*' – Gain or loss on derecognition
- K-IFRS No. 1007 '*Statement of Cash Flows*' – Cost method

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(f) Approval date of the financial statements

The separate financial statements of the Bank were authorized for issue by the Board of Directors on February 5, 2025, and the separate financial statements will be submitted for approval to the stockholder's meeting held on March 20, 2025.

(g) Investments in subsidiaries and associates

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027, *'Separate Financial Statements'*. The Bank's investments in subsidiaries and associates are recorded at cost in accordance with K-IFRS No.1027. However, the investments in subsidiaries and associates subject to K-IFRS No.1101, *'First-time Adoption of K-IFRS'* are recorded at previous GAAP carrying amount at the date of transition to K-IFRS. Dividend received from its subsidiaries and associates is recognized in profit or loss when the Bank is entitled to receive the dividend.

(h) Foreign currency translation

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the end of the reporting period. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

(i) Cash and cash equivalents

The Bank classifies cash balances, call deposits and highly liquid investment assets with original maturities of three months or less from the acquisition date that are easily converted into a fixed amount of cash and are subject to an insignificant risk of changes in their fair value as cash and cash equivalents.

(j) Non-derivative financial assets

Financial assets are recognized when the Bank becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once the financial assets are designated at FVTPL, it is irrevocable.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Bank may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at FVTOCI are classified as financial assets at FVTPL.

The Bank subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVTOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Bank recognizes dividends in profit or loss when the Bank's right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVTOCI is not recognized separately.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(j) Non-derivative financial assets (continued)

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Bank's business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVTOCI, or at FVTPL. Debt instruments are reclassified only when the Bank's business model changes.

① Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the 'Interest income' in the separate statement of comprehensive income.

② Financial assets at FVTOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets' cash flows represent solely payments of principal and interest, are measured at FVTOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVTOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the 'Interest income' in the separate statement of comprehensive income. Foreign exchange differences and impairment losses are included in the 'Net foreign currency transaction gain' and 'Provision for credit loss allowance' in the separate statement of comprehensive income, respectively.

③ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVTOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in 'Net gain on financial assets at fair value through profit or loss' in the separate statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(k) Expected credit loss on financial assets

As for financial assets at amortized cost and financial assets at FVTOCI, the expected credit loss is evaluated at the end of each period and recognized as loss allowances.

Since initial recognition, a loss allowance shall be measured by the three stages in the table below depending on the extent of significant increase in credit risk.

Stage	Category	Description
Stage 1	Credit risk has not increased significantly since initial recognition	12 month expected credit losses: Expected credit loss resulting from potential default of financial instruments occurring over 12 months from the end of reporting period
Stage 2	Credit risk has increased significantly since initial recognition	Lifetime expected credit losses: Expected credit loss resulting from all potential default of financial instruments occurring over the expected life
Stage 3	Credit-impaired financial assets	

However, as for the financial assets whose credit is impaired at the initial recognition, only the cumulative change in the lifetime expected credit loss is recognized as the loss allowance.

The 'lifetime' refers to the expected life to the contractual maturity of the financial asset.

i) Forward looking information

The Bank determines a material increase in credit risk and estimates the expected credit loss on a forward-looking basis.

The measuring factors of the expected credit loss are assumed to have certain relationship with the economic cycle. Through relationship analysis between the macroeconomic variables and the credit risk measuring factors, the forward-looking information is reflected in the expected credit loss estimation.

ii) Financial assets at amortized cost

The expected credit loss on the financial assets at amortized cost is recognized as the difference between the present value of the contractual cash flow and the present value of the expected cash flow. The expected cash flow is estimated separately for the individually material financial assets.

For the financial assets which are not individually material, they are included in a group of assets with a similar credit risk and expected credit loss is estimated collectively.

The expected credit losses of financial assets measured as amortized cost are presented net of loss allowance, and the allowance is derecognized together with the asset when it is determined to be unrecoverable. When the loan previously written-off is subsequently collected, it is recognized as an increase in loss allowance. At the end of the reporting period, the Bank recognizes in profit or loss the amount of the change in loss allowance.

iii) Financial assets at FVTOCI

The expected credit loss on the financial assets at FVTOCI is calculated using the same method as that on the financial assets at amortized cost, however the changes in loss allowance are recognized as other comprehensive income. As for disposal and repayment, the loss allowance is reclassified from other comprehensive income to profit or loss.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(l) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequently, after the initial recognition, derivatives are measured at fair value at the end of every reporting period, and changes therein are accounted for as described below.

i) Hedge accounting

The Bank holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Bank designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Bank formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

① Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Bank discontinues fair value hedge accounting if risk management strategy or purpose will be changed, the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

② Cash flow hedges

When a derivative that meet the application requirements of cash flow hedges is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the separate statements of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

Once hedge accounting is discontinued, any cumulative gain or loss existing in equity at that time and is recognized over the period the forecast transaction occurs as profit or loss. However, when a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately recognized in the profit or loss.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(l) Derivative financial instruments (continued)

i) Hedge accounting (continued)

③ Hedge of net investment

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "The Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

ii) Embedded derivatives

If a hybrid contract contains a host that is not a financial asset, embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not designated at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii) Derivative financial instruments held for trading

Changes in the fair value of derivative financial instruments not designated as a hedging instrument are recognized immediately in profit or loss.

iv) Day one profit or loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique. As for these circumstances, the difference between the fair value at the initial recognition and the transaction price is not recognized as profit or loss but deferred. The deferred difference is amortized by using straight line method over the life of the financial instruments.

(m) Property and equipment

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset:

The estimated useful lives for the years ended December 31, 2024 and 2023 are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(n) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets is carried out on a straight-line basis over their estimated useful lives from the date they are available for use, with a residual value of zero. However, for certain intangible assets, where the period over which they are expected to be available for use is not reasonably determinable, the useful life of the intangible assets is considered indefinite, and therefore, not subject to amortization.

Descriptions	Useful lives
Software	5 years
Capitalized development cost	5 years
Other intangible assets	5 years or contract periods

(o) Investment properties

An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. Material accounting policies (continued)

(p) Leases

The Bank leases various tangible assets, such as real estate and vehicles, and the terms of the leases are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, except that the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Bank recognizes a right-of-use asset and a lease liability. The payment of each lease is allocated to the repayment of the liability and finance costs. The Bank recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as finance costs.

Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets.

Lease liabilities are measured at present value of the lease payments that are not paid at the commencement date of the lease agreement and included in other liabilities. Lease payments included in the measurement of the lease liabilities consist of the following:

- Fixed lease payments (including in-substance fixed payments, less any lease incentives receivable)
- Variable lease payments depending on an index or a rate
- Amounts expected to be paid by the lessee under a residual value guarantee
- The exercise price under a purchase option that the lessee is reasonably certain to exercise
- Payments of penalties for early terminating a lease unless the lessee is reasonably certain not to terminate early

If the implicit interest rate in the lease can be readily determined, the lease payments shall be discounted using that rate, and if that rate cannot be readily determined, the lessee shall use the lessee's incremental borrowing rate.

The Bank includes right-of-use assets within the same line item as that within which the corresponding underlying assets would be presented if they are owned. Any right-of-use asset that meets the definition of investment property is presented as investment property.

Lease payments associated with short-term leases or leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

Additional considerations for the Bank's accounting as a lessee include:

Extension options and termination options are generally included in multiple real estate lease contracts. When estimating the lease term, the Bank considers all relevant facts and circumstances that create an economic incentive to exercise the option to extend the lease, or not to exercise the option to terminate the lease. Period covered by an extension option (or period covered by termination option) is included in lease term only if the lessee is reasonably certain to exercise (or not to exercise) the option. If the lessee and the lessor have the right to terminate without the consent of the other parties, the termination period shall be determined in consideration of the economic disadvantages incurred in terminating the contract. When significant events occur or there are significant changes in circumstances that have affected the lessee's control and the lease term before, the parties reassess whether they are quite certain to exercise the option of extension (or not).

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(q) Impairment of non-financial assets

The carrying amounts of the Bank's non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Bank estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Bank estimates the recoverable amount of cash-generating unit ("CGU"). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(r) Non-derivative financial liabilities

The Bank recognizes financial liabilities in the separate statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. However, once the financial assets are designated at FVTPL, it is irrevocable. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities and other financial liabilities include deposits, borrowings, debentures, etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequently, after the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Bank derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e., when the obligation specified in the contract is discharged, cancelled or expires).

(s) Paid-in capital

i) Hybrid bonds

The Bank classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Bank has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(t) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Bank's net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period, in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

The Bank's net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

(u) Share-based payment transactions

The Bank has granted share-based payment based on Shinhan Financial Group's share to the employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Bank is required to pay Shinhan Financial Group for the provision of the share-based payments. The Bank recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group. The share-based compensation agreement that the Bank has given to its executives and employees is measured in cash-settled.

(v) Provisions

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(w) Financial guarantee contract

A financial guarantee contract is a contract that requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract.

After initial recognition, financial guarantee contracts are measured at the higher of:
  - Loss allowance in accordance with K-IFRS No.1109, *'Financial Instruments'*
  - The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, *'Revenue from Contracts with Customers'*

(x) Recognition of revenues and expenses

The Bank's revenues are recognized using five-step revenue recognition model as follows: ① 'Identifying the contract' → ② 'Identifying performance obligations' → ③ 'Determining the transaction price' → ④ 'Allocating the transaction price to performance obligations' → ⑤ 'Recognizing the revenue by satisfying performance obligations'.

i) Interest income and expenses

Interest income and expense are recognized in profit or loss using the effective interest method.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

① Fees that are an integral part of the effective interest rate of a financial instrument.
Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower's financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

② Fees earned as services are provided
Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as revenue when the related service as a performance obligation is provided.

③ Fees that are earned on the execution of a significant act
The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act as a performance obligation has been completed.

iii) Dividend income

Dividend income is recognized when the shareholder's right to receive payment is established.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

2. **Material accounting policies (continued)**

(y) Income tax

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Bank. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Bank recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Bank is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Bank recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

If any additional income tax expense exists by payment of dividends, the Bank recognizes it when the liability relating to the payment is recognized.

Tax uncertainties arise from the Bank's tax policies, which may lead to disputes with tax authorities regarding tax assessments due to the complexity of transactions or differences in tax interpretations. The Bank accounts for these uncertainties in accordance with K-IFRIC 2123. Specifically, amounts paid to tax authorities as a result of assessments but expected to be refunded in the future are recognized as tax assets, while amounts expected to be paid as a result of tax audits are recognized as tax liabilities.

(z) Accounting for trust accounts

The Bank accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying separate financial statements. Borrowings from trust accounts are included in other liabilities. Trust fees and commissions in relation to the service provided to trust accounts by the Bank are recognized as fees and commission income.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management**

3-1. **Credit risk**

Credit risk is the risk of financial loss to the Bank, arising from a counterparty's failure to meet his or her contractual obligation, to which the Bank is exposed. Credit risk is classified as the most important risk to be managed in the Bank's business activities, and the management carefully manages the maximum credit risk exposure. Credit exposure arises principally from due from banks, the lending process related to loans, investment activities in debt securities, drafts in the Bank's asset portfolio and off-balance sheet items including loan commitments.

(a) Credit risk management

The Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the Chief Risk Officer (CRO) as the chairman, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department. The Committee decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of CCO, the chairman, CRO and the head of the Credit-related Business Group, the head of the Credit Planning Department, and the senior examination personnel to enhance the credit quality of the loan.

The risk management of the assets is primarily carried out by all operating units that hold and manage the assets subject to credit risk, and the credit risk management departments, such as the Risk Management Department and the Credit Planning Department, are responsible for managing the Bank's overall credit risk. The Risk Management Department and the Risk Engineering Department manage credit portfolio by managing credit risk limits and credit maximum exposure limits for the same parties, affiliates, industries, and countries set by the Risk Policy Committee. The Bank also measures and manages risk components such as PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) through credit evaluation and collateral management system. As an organization for supporting and checking loan decisions, the Credit Planning Department manages the credit policy and system of the entire Bank, and the Credit Assessment Department conducts independent credit rating and makes loan decisions. In addition, the Credit Review Department conducts individual credit review on large loans.

Each of the Bank's borrowers (retail and corporate borrowers) is granted a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower's personal information, transaction performance with the Bank and external credit rating information. For corporate borrowers, the credit rating is calculated by considering financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, and others. The credit rating, once granted serves as the fundamental instrument in the Bank's credit risk management and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and estimating allowance for credit loss.

The Bank's credit evaluation system, which reflects the requirements of Basel III, consists of ACE (Automatic Credit Evaluation), credit evaluation system for retail SOHO with a maximum exposure of W1 billion or less, and Advanced Internal Rating System (AIRS).

The assessment of corporate loans is conducted through a collective decision-making system in an objective and discreet manner. Generally, the credit is approved by agreement between the branch's RM (Relationship Manager) and examination personnel of each business division. In case of a large or an important credit, the credit is approved by Credit Officer Committee, etc. In particular, the Credit Review Committee, which is the highest decision-making body of loans, examines important loans, such as large loans that exceed the limit. The credit for retail is evaluated in Retail Credit Assessment Department, by automated Credit Scoring System (CSS) based on objective and statistical methods and the Bank's credit policy.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. Credit risk (continued)

(a) Credit risk management (continued)

The Bank operates an ongoing monitoring system for the regular management of individual credit. The examination personnel and RM are required to conduct loan reviews by automatically identifying companies among corporate loan clients that are expected to become insolvent. The Credit Review Department, independent of the business group, assesses the adequacy of loan review results and may request credit rating adjustment of the company if necessary. In accordance with these procedures, companies expected to become insolvent are classified as one of the following: an early warning company, a watchlist company or a normal company. Each classification is managed according to specific guidelines for each risk stage to prevent loan insolvency at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the Credit Planning Department calculates and manages industrial grades by analyzing and providing company information, along with industry trends.

(b) Risk limit management and risk mitigation policy

To control the credit risk of the Bank at an appropriate level, the following risk limit management system is established and operated.

- Credit risk limits are set and managed by business sector, customer, product, industry, etc. based on credit VaR (Value at Risk) and maximum exposure amount.
- The Risk Management Department establishes and manages limits for credit VaR, and maximum exposure limits. The Credit Planning Department and the Credit Assessment Department conduct maximum exposure limit management for credit risk management.
- The Risk Management Department and Risk Engineering Department establish a credit risk limit operation plan for the entire bank at least once a year and submit it to the Risk Policy Committee.
- Each business unit monitors and complies with credit risk limits assigned to each business unit.
- The risk is reviewed on an annual basis or within the period if deemed necessary, and the limit of risk is set and managed for each sector, such as by the individual, industry and country.
- The maximum exposure for each borrower, including institutions, is managed by sub-level limits that are individually set for accounts in the financial statements and off-balance sheet accounts, and risk limits for daily transactions related to commodity trading including foreign currency forward trading, are also determined.
- Actual maximum exposures against the limits are managed daily.
- Maximum credit risk exposure is managed by analyzing the interest and principal repayment ability of the borrower, and the loan limit may be subject to change if necessary.

Other risk management measures are as follows:

i) Collateral

The Bank has adopted policies and procedures to mitigate credit risk. In general, collateral bond is used to reduce credit risk, and the Bank has adopted a policy for pledging certain types of assets. The main types of collateral are as follows:

- Mortgage
- Real estate, inventories, accounts receivable, etc.
- Financial instruments such as debt securities and equity securities

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(b) Risk limit management and risk mitigation policy (continued)

i) Collateral (continued)

Long-term loans are generally collateralized. On the other hand, revolving personal loans are generally unsecured. In addition, to minimize losses due to credit risk, the Bank requires additional collateral from the counterparty if there are indications of asset impairment.

Collateral for financial assets other than loans varies by the nature of the products. Except for special cases such as Asset Backed Securities (ABS), debt securities are unsecured in general.

ii) Derivative financial instruments

The Bank maintains a credit limit on the amount and duration of derivative financial instruments that are in between the disposal agreements after purchase.

iii) Master netting arrangements

The Bank limits its maximum exposure to credit losses by entering into master netting arrangements with counterparties in performing for a significant number of transactions.

Master netting arrangements generally do not result in offsetting assets and liabilities in the separate financial statements, as transactions are usually set at a gross amount basis. However, the right to offset, which is legally enforceable and affects the realization or settlement of individual financial assets and liabilities, may arise under master netting arrangements. and the credit risk of financial assets associated with this right is reduced by master netting arrangements within the scope of financial liabilities.

The Bank's overall maximum exposure to credit risk that is part of master netting arrangements can vary substantially within a short period of time due to the influence of each transaction covered by the arrangements.

iv) Credit related contracts

Guarantees and credit allowances have the same credit risks as loans. As letter of credit (which guarantees credit on behalf of the customer by issuing a note to a third party for the amount requested under specific terms and conditions) is secured by the underlying commodities associated with them, it involves less risk than a loan. The credit allowances arrangements represent the unused portion of the credit limit in the form of a credit, guarantee or letter of credit. In this regard, the Bank is potentially exposed to the same amount as the total unused arrangements. The Bank monitors the maturity of credit agreements because long-term contracts, in general, have greater credit risk than short-term ones.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model)

i) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Bank assesses whether the credit risk on a financial instrument has increased significantly since the initial recognition. When assessing a significant increase in credit risk, the Bank uses the change in the risk of default occurring over the expected life of the financial assets instead of using the change in the amount of expected credit losses.

To make that assessment, the Bank compares the risk of default on financial instruments at the end of the reporting period with the risk of default at the date of initial recognition. The Bank also considers reasonable and supportable information available without undue cost or effort as indicative of significant increases in credit risk since the initial recognition. This information includes the default experience data held by the Bank and the analysis by internal credit risk rating specialists.

i)-1. Measuring the risk of default

The Bank assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

The internal credit risk rating, based on the borrower's information related to each individual exposure at the time of initial recognition, may change depending on the results of ongoing monitoring and reviews.

i)-2. Measuring term structure of probability of default

Internal credit risk rating is the primary input for determining the term structure for the risk of default. The Bank gathers information by analyzing exposure to credit risk, default data for each type of product/borrower and the results of internal credit risk assessments. For some portfolios, the Bank uses information obtained from external credit rating agencies when performing these analyses.

The Bank applies statistical techniques to estimate the probability of default over the remaining life of the exposure from the accumulated data and to forecast changes in the estimated probability of default over time.

i)-3. Significant increases in credit risk

The Bank uses the indicators defined as per portfolio to determine the significant increase in credit risk. These indicators generally include changes in the risk of default estimated from internal credit risk changes, qualitative factors, days of delinquency and other factors. The method used to determine whether credit risk of financial instruments has significantly increased since the initial recognitions is summarized as follows:

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

i)-3. Significant increases in credit risk (continued)

Corporate exposures	Retail exposures
Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days
Loan classification of precautionary or below	Loan classification of precautionary or below
Monitoring grade under early warning signal model	Monitoring grade under early warning signal model
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans identified with other indicators to confirm significant increases in credit risk
Loans identified with other indicators to confirm significant increases in credit risk	

The Bank assumes the credit risk of financial instrument has increased significantly since the initial recognition if a specific exposure is past due more than 30 days. The Bank counts the number of days past due from the earliest date on which the Bank fails to fully receive the contractual payments from the borrower and does not consider the grace period granted to the borrower.

The Bank regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspectives.

- A significant increase in credit risk shall be identified prior to the occurrence of default.
- The criteria established to judge the significant increase in credit risk shall represent proactive prediction than the days of delinquency criteria.
- As a result of applying the judgment criteria, there should be no excessively frequent changes between the 12-month expected credit losses measurement and the lifetime expected credit losses measurement.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

ii) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Bank assesses whether there has been a significant increase in the credit risk of the financial assets by comparing the risk of default at initial recognition based on the original, unmodified contractual terms with the risk of default at the end of the reporting period based on the modified contractual terms.

The Bank may adjust the contractual cash flows of loans to customers who are in financial difficulties to manage the risk of default and enhance the collectability (hereinafter referred to as 'debt restructuring'). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Bank recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Bank recognizes the 12-month expected credit losses for that exposure again.

iii) Risk of default

The Bank considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date.
- If the Bank judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Bank uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g., breach of contractual terms)
- Quantitative factors (e.g., if the same borrower does not perform more than one payment obligations to the Bank, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Bank uses the number of days past due for each financial instrument.)
- Internal and external data

The definition of default applied by the Bank generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred, and the extent thereof may vary.

iv) Reflection of forward-looking information

The Bank reflects forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Bank utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to forecast forward-looking information.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

The Bank reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Bank used in its business plan and management strategy.

The Bank analyzes the historical and the scenario data, derives correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflects future forecast information through regression estimation. To reflect the internal and external economic uncertainties, the forward-looking information was updated by including an additional 'worst' case scenario in addition to existing three scenarios: 'upside', 'central' and 'downside'.

The economic variables considered by the Bank for the years ended December 31, 2024 and 2023 are as follows for each scenario;

① Upside scenario

Major variables (*1) (*2) (*3)	Correlation	2024.4Q	2025			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	1.5	2.4	3.2	2.8
Private consumption index (YoY %)	(-)	1.2	1.6	2.5	2.6	2.5
Facility investment growth rate (YoY %)	(-)	4.9	4.4	6.5	1.2	3.5
Consumer price index growth rate (%)	(+)	1.6	2.2	2.4	2.4	2.3
Current account balance (100 million dollars)	(-)	220	210	190	180	200
Government bond 3y yields (%)	-	2.8	3.1	3.2	3.2	3.2

② Central scenario

Major variables (*1) (*2) (*3)	Correlation	2024.4Q	2025			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	1.2	2.0	2.4	2.2
Private consumption index (YoY %)	(-)	1.2	1.3	2.1	2.0	1.8
Facility investment growth rate (YoY %)	(-)	4.9	4.0	5.8	0.8	2.5
Consumer price index growth rate (%)	(+)	1.6	1.9	2.1	2.1	2.0
Current account balance (100 million dollars)	(-)	200	190	170	160	180
Government bond 3y yields (%)	-	2.8	2.9	2.9	3.0	2.9

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

③ Downside scenario

Major variables (*1) (*2) (*3)	Correlation	2024.4Q	2025			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	0.8	1.4	1.7	1.0
Private consumption index (YoY %)	(-)	1.2	0.9	1.5	1.1	0.6
Facility investment growth rate (YoY %)	(-)	4.9	2.8	4.5	0.2	1.3
Consumer price index growth rate (%)	(+)	1.6	1.6	1.8	1.8	1.7
Current account balance (100 million dollars)	(-)	170	160	140	120	130
Government bond 3y yields (%)	-	2.8	2.8	2.7	2.4	2.2

④ Worst scenario

Major variables (*1) (*2) (*4)	Correlation	1 year of crisis situations
GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Current account balance (100 million dollars)	(-)	401.1
Government bond 3y yields (%)	-	6.18

(*1) As a result of reviewing the correlation of each variable, the GDP growth rates, current account balance and government bond 3y yields were applied among the major variables to reflect the final forward-looking information. The Bank selected the macroeconomic indicators such as the composite stock price index in addition to the table above.
(*2) The Bank reflected the forward-looking information, considering the default forecast period of the Company.
(*3) The macroeconomic outlook figures are estimated by the Bank for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.
(*4) It was reflected in consideration of the period of the IMF crisis in Korea.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

① Upside scenario

Major variables (*1) (*2) (*3)	Correlation	2023.4Q	2024			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	2.2	2.1	2.2	2.1
Private consumption index (YoY %)	(-)	1.8	1.7	2.3	2.5	2.4
Facility investment growth rate (YoY %)	(-)	(6.4)	(0.6)	(0.2)	4.0	5.0
Consumer price index growth rate (%)	(+)	3.2	2.6	2.4	2.1	1.8
Current account balance (100 million dollars)	(-)	140	80	90	130	150
Government bond 3y yields (%)	-	3.7	3.6	3.6	3.3	3.1

② Central scenario

Major variables (*1) (*2) (*3)	Correlation	2023.4Q	2024			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	1.6	1.4	1.5	1.8
Private consumption index (YoY %)	(-)	0.9	0.7	1.2	1.4	2.0
Facility investment growth rate (YoY %)	(-)	(7.5)	(2.0)	(1.7)	2.4	3.9
Consumer price index growth rate (%)	(+)	3.4	2.8	2.8	2.5	2.1
Current account balance (100 million dollars)	(-)	130	70	80	110	140
Government bond 3y yields (%)	-	3.7	3.6	3.6	3.5	3.3

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

③ Downside scenario

Major variables (*1) (*2) (*3)	Correlation	2023.4Q	2024			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.1	1.1	0.8	0.9	1.2
Private consumption index (YoY %)	(-)	0.4	0.0	0.3	0.6	1.0
Facility investment growth rate (YoY %)	(-)	(8.3)	(3.8)	(4.0)	0.2	1.4
Consumer price index growth rate (%)	(+)	3.6	3.2	3.2	3.0	2.7
Current account balance (100 million dollars)	(-)	120	60	70	100	120
Government bond 3y yields (%)	-	3.7	3.7	3.6	3.6	3.6

④ Worst scenario

Major variables (*1) (*2) (*4)	Correlation	1 year of crisis situations
GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Current account balance (100 million dollars)	(-)	401
Government bond 3y yields (%)	-	6.7

(*1) As a result of reviewing the correlation of each variable, the GDP growth rates and consumer price index growth rate were applied among the major variables to reflect the final forward-looking information. The Bank additionally selected the unemployment rate in addition to the table above.

(*2) The Bank reflected the forward-looking information, considering the default forecast period of the Company.

(*3) The macroeconomic outlook figures are estimated by the Bank for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.

(*4) It was reflected in consideration of the period of the IMF crisis in Korea.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Bank, are derived based on long-term data over the past ten years.

The Bank has been implementing various policy supports since 2020 in response to the economic downturn caused by COVID-19. The Bank operates the financial relief programs such as deferral of interest payments and repayment in installments and manages credit risk of the loans under these programs by classifying those loans as Stage 2 and performing additional expected loss assessment to reflect the potential insolvency. In addition, the Bank manages credit risk by conducting additional expected loss assessments for non-retail and retail SOHO loans from borrowers participating in deferral programs, along with loans extended under financial relief programs, and loans classified as having estimated losses.

As of December 31, 2024, the credit exposure of non-retail loans and retail SOHO loans to borrowers who applied for the deferral programs of interest payments and repayment in installments are ₩662,130 million, and the allowances are ₩65,089 million.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

As of December 31, 2024 and 2023, the exposure and allowances of loans to borrowers who applied extension of maturity and deferral of interest payments and repayment in installments are as follows:

		December 31, 2024	
		Exposure	Allowances
Deferral of interest payments	₩	31,930	4,686
Deferral of repayment in installments		345,989	29,311
Deferral of interest payments and repayment in installments		19,152	3,180
Extension of maturity (*)		4,114,716	63,409
	₩	4,511,787	100,586

(*) It includes exposures of ₩26,344 million and allowances of ₩2,563 million for loans applied for extension maturity.

		December 31, 2023	
		Exposure	Allowances
Deferral of interest payments	₩	72,811	10,276
Deferral of repayment in installments		633,473	65,373
Deferral of interest payments and repayment in installments		36,656	5,618
Extension of maturity (*)		5,501,221	97,375
	₩	6,244,161	178,642

(*) It includes exposures of ₩40,413 million and allowances of ₩4,525 million for loans applied for extension maturity.

To reflect the internal and external uncertainties, the Bank has also applied a 'worst' case scenario in addition to the three macroeconomic variable scenarios: 'upside', 'central' and 'downside', as of December 31, 2024. The probability weight of each scenario is determined by considering the probability distribution of the economic growth rate (GDP growth rate) estimated from each scenario's forecast that includes future projections provided by the internal expert group.

If the probability weights for each scenario are assumed to be 100% and the other assumptions are the same, the sensitivity analysis of the Bank's expected credit loss provisions and their impact on provisions is as follows:

Scenarios	Probability weight		Hypothesis	Difference from book value
Upside	10%	₩	1,450,460	(196,563)
Central	25%		1,471,797	(175,227)
Downside	45%		1,500,020	(147,004)
Worst	20%		3,920,950	2,273,926

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

v) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (PD)
- Loss given default (LGD)
- Exposure at default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Bank and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Bank uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method for measuring PD for those grades will be adjusted, and the PD for each grade will be estimated by considering the contractual maturity of the exposure.

LGD refers to the expected loss if a borrower defaults. The Bank calculates LGD based on the experience recovery rate measured from past default exposures and forward-looking information. The model for measuring LGD is developed to reflect the type/seniority of collateral, the type of borrower and the cost of recovery. In particular, LGD for retail loan products uses loan-to-value (LTV) as a key variable. The recovery rate used in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Bank derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset. For loan commitments or financial guarantee contracts, EAD is calculated as the sum of the amount already withdrawn and the amount expected to be drawn in the future.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

v) Measurement of expected credit losses (continued)

When measuring expected credit losses on financial assets, the Bank reflects a period of expected credit loss measurement based on a contractual maturity. The contractual maturity is computed considering the extension right held by the borrower.

Risk factors such as PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products
- Internal credit risk rating
- Type of collateral
- Loan to value (LTV)
- Industry that the borrower belongs to
- Location of the borrower or collateral
- Days of delinquency

The criteria for classifying groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Bank uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experiences.

vi) Write-off of financial assets

The Bank writes off a portion of or entire loan or debt security when it does not expect to the receive principal and interest. In general, the Bank conducts a 'write-off' when it deems that the borrower lacks sufficient resources or income to repay the principal and interest. Such determination on writing-off is carried out in accordance with the internal rules of the Bank. Apart from such process, the Bank may continue to exercise its right of collection under its own recovery policy even after financial assets are written-off.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3.   Financial risk management (continued)

3-1.   Credit risk (continued)

(d) Maximum exposure to credit risk

The Bank's maximum exposure to credit risk of the financial instruments held as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Due from banks (*1) (*2):			
Banks	₩	1,521,414	3,565,789
Government/Public sector/Central bank/Etc.		21,532,436	16,757,254
		23,053,850	20,323,043
Loans at amortized cost (*1) (*2):			
Banks		4,626,137	5,297,690
Retail:			
Mortgage lending		65,416,002	52,798,117
Others		109,560,738	100,823,748
		174,976,740	153,621,865
Government/Public sector/Central bank/Etc.		536,948	691,586
Corporate:			
Large enterprises		54,319,968	42,276,402
Small and medium-sized enterprises		104,517,631	106,060,485
Special finance		12,597,604	9,113,955
Others		101	266
		171,435,304	157,451,108
		351,575,129	317,062,249
Loans at FVTPL (*2):			
Banks		99,159	207,997
Corporate:			
Large enterprises		646,253	297,669
Small and medium-sized enterprises		-	9,898
		646,253	307,567
		745,412	515,564
Securities at FVTPL:			
Debt securities		25,552,957	23,196,357
Gold/Silver deposits		128,297	103,706
		25,681,254	23,300,063
Securities at FVTOCI (*1)		49,768,020	48,381,790
Securities at amortized cost (*1)		27,011,804	28,907,293
Derivative assets		7,400,039	3,262,590
Other financial assets (*1) (*3)		15,503,040	17,392,222
Off-balance sheet accounts:			
Guarantee contracts		27,675,686	24,352,978
Loan commitments and other credit related liabilities		118,906,895	114,047,855
		146,582,581	138,400,833
	₩	647,321,129	597,545,647

(*1) The maximum exposure amounts for due from banks, loans, securities, and other financial assets are measured as net of unamortized balances and allowances.
(*2) Due from banks and loans are classified into similar credit risk groups to ensure consistent calculating capital adequacy ratio under the New Basel Capital Accord (Basel III).
 (*3) Other financial assets comprise account receivables, accrued income, guarantee deposits, domestic exchange settlement receivables, suspense payments, etc.

Notes to the Separate Financial Statements (Continued)

For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2024 and 2023 are as follows:

	December 31, 2024								
	12-month expected loss		Life-time expected loss						Mitigation of credit risk due to collateral
	Grade 1	Grade 2	Grade 1	Grade 2	Impaired	Total	Allowances	Net	
Due from banks:									
Banks	₩ 1,499,755	23,108	-	324	-	1,523,187	(1,773)	1,521,414	-
Government/Public sector/Central bank/Etc.	21,356,758	176,301	-	4	-	21,533,063	(627)	21,532,436	-
	22,856,513	199,409	-	328	-	23,056,250	(2,400)	23,053,850	-
Loans at amortized cost:									
Banks	1,751,997	2,602,739	251,813	30,565	-	4,637,114	(10,977)	4,626,137	27,874
Retail									
Residential real estate mortgage loan	61,609,466	443,799	1,732,106	1,545,049	122,883	65,453,303	(37,301)	65,416,002	62,729,332
Others	94,657,167	2,754,592	9,700,802	2,473,173	580,504	110,166,238	(605,500)	109,560,738	74,967,159
Government/Public sector/Central bank/Etc.	487,148	48,050	2,000	-	-	537,198	(250)	536,948	-
Corporate									
Large enterprises	37,006,332	7,492,427	6,685,098	3,342,844	54,071	54,580,772	(260,804)	54,319,968	14,478,461
Small and medium-sized enterprises	58,649,301	20,822,382	9,961,004	15,515,689	342,715	105,291,091	(773,460)	104,517,631	80,554,042
Special finance	3,752,902	8,730,216	20,779	105,976	23,670	12,633,543	(35,939)	12,597,604	7,783,373
Others	-	9	-	121	-	130	(29)	101	-
	257,914,313	42,894,214	28,353,602	23,013,417	1,123,843	353,299,389	(1,724,260)	351,575,129	240,540,241
Securities at FVTOCI (*)	42,079,921	7,627,369	10,034	50,696	-	49,768,020	-	49,768,020	-
Securities at amortized cost	26,771,615	245,100	-	-	-	27,016,715	(4,911)	27,011,804	-
	₩ 349,622,362	50,966,092	28,363,636	23,064,441	1,123,843	453,140,374	(1,731,571)	451,408,803	240,540,241

(*) Credit loss allowance recognized in other comprehensive income on securities at FVTOCI is ₩18,743 million.

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(e) Credit risk exposure by credit risk grade (continued)

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2024 and 2023 are as follows (continued):

	December 31, 2023								
	12-month expected loss		Life-time expected loss						Mitigation of credit risk due to collateral
	Grade 1	Grade 2	Grade 1	Grade 2	Impaired	Total	Allowances	Net	
Due from banks:									
Banks ₩	3,534,746	33,411	-	1,074	-	3,569,231	(3,442)	3,565,789	-
Government/Public sector/Central bank/Etc.	16,645,774	111,768	-	380	-	16,757,922	(668)	16,757,254	-
	20,180,520	145,179	-	1,454	-	20,327,153	(4,110)	20,323,043	-
Loans at amortized cost:									
Banks	2,235,666	2,694,531	377,999	-	-	5,308,196	(10,506)	5,297,690	39,729
Retail									
Residential real estate mortgage loan	49,522,596	418,877	1,468,525	1,305,504	105,307	52,820,809	(22,692)	52,798,117	48,649,028
Others	88,812,031	2,605,384	7,178,276	2,179,693	533,722	101,309,106	(485,358)	100,823,748	61,022,886
Government/Public sector/Central bank/Etc.	636,789	55,117	-	-	-	691,906	(320)	691,586	-
Corporate									
Large enterprises	29,883,342	6,146,591	4,208,779	2,218,618	55,454	42,512,784	(236,382)	42,276,402	11,423,595
Small and medium-sized enterprises	65,805,134	18,449,013	8,480,149	13,867,589	425,485	107,027,370	(966,885)	106,060,485	81,009,293
Special finance	2,774,969	6,052,917	42,880	295,252	34,687	9,200,705	(86,750)	9,113,955	6,001,494
Others	-	15	-	318	-	333	(67)	266	-
	239,670,527	36,422,445	21,756,608	19,866,974	1,154,655	318,871,209	(1,808,960)	317,062,249	208,146,025
Securities at FVTOCI (*)	39,277,253	9,012,693	-	91,844	-	48,381,790	-	48,381,790	-
Securities at amortized cost	28,666,907	245,795	-	-	-	28,912,702	(5,409)	28,907,293	-
₩	327,795,207	45,826,112	21,756,608	19,960,272	1,154,655	416,492,854	(1,818,479)	414,674,375	208,146,025

(*) Credit loss allowance recognized in other comprehensive income on securities at FVTOCI is ₩19,517 million.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

ii) Credit risk exposure per credit grade of off-balance sheet accounts as of December 31, 2024 and 2023, are as follows:

		December 31, 2024			
		12-month expected credit loss	**Lifetime expected credit loss**		**Total**
			Not impaired	**Impaired**	
Guarantee contracts:					
Grade 1	₩	20,146,191	499,778	-	20,645,969
Grade 2		6,571,314	437,473	-	7,008,787
Impaired		-	-	20,930	20,930
		26,717,505	937,251	20,930	27,675,686
Loan commitment and other credit related liabilities:					
Grade 1		92,899,523	9,656,255	-	102,555,778
Grade 2		14,813,231	1,537,886	-	16,351,117
Impaired		-	-	-	-
		107,712,754	11,194,141	-	118,906,895
	₩	134,430,259	12,131,392	20,930	146,582,581

		December 31, 2023			
		12-month expected credit loss	**Lifetime expected credit loss**		**Total**
			Not impaired	**Impaired**	
Guarantee contracts:					
Grade 1	₩	15,806,680	608,088	-	16,414,768
Grade 2		7,444,233	488,536	-	7,932,769
Impaired		-	-	5,441	5,441
		23,250,913	1,096,624	5,441	24,352,978
Loan commitment and other credit related liabilities:					
Grade 1		91,237,604	7,366,554	-	98,604,158
Grade 2		13,895,959	1,547,738	-	15,443,697
Impaired		-	-	-	-
		105,133,563	8,914,292	-	114,047,855
	₩	128,384,476	10,010,916	5,441	138,400,833

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

iii) Credit risk exposure per collateral of financial instruments as of December 31, 2024 and 2023, are as follows:

		December 31, 2024			
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired	
Guarantees	₩	53,518,530	11,558,726	367,503	65,444,759
Deposits and savings		1,432,847	257,352	3,508	1,693,707
Property and equipment		1,571,841	367,086	4,154	1,943,081
Real estate		150,414,321	23,561,184	286,554	174,262,059
	₩	206,937,539	35,744,348	661,719	243,343,606

		December 31, 2023			
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired	
Guarantees	₩	55,642,931	9,933,169	423,366	65,999,466
Deposits and savings		1,542,885	250,097	5,082	1,798,064
Property and equipment		1,600,593	464,740	10,269	2,075,602
Real estate		123,429,309	17,395,838	248,258	141,073,405
	₩	182,215,718	28,043,844	686,975	210,946,537

iv) Credit risk exposure per LTV of mortgage loans as of December 31, 2024 and 2023, are as follows:

		December 31, 2024					
		LTV of mortgage loans					
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Others	Total
Loans at amortized cost	₩	19,961,030	17,931,979	18,367,307	5,995,677	3,197,310	65,453,303
Less: allowance		(2,025)	(6,350)	(18,074)	(7,152)	(3,700)	(37,301)
	₩	19,959,005	17,925,629	18,349,233	5,988,525	3,193,610	65,416,002

		December 31, 2023					
		LTV of mortgage loans					
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Others	Total
Loans at amortized cost	₩	19,222,699	14,966,511	13,082,573	2,656,651	2,892,375	52,820,809
Less: allowance		(1,630)	(4,275)	(12,444)	(3,059)	(1,284)	(22,692)
	₩	19,221,069	14,962,236	13,070,129	2,653,592	2,891,091	52,798,117

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(e) Credit risk exposure by credit risk grade (continued)

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Governments, Public sector, Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(f) Nature and effect of modification in contractual cash flows

i) For the financial assets for which the loss allowances have been measured at amounts equal to the lifetime expected credit losses, and the contractual cash flows are modified for the years ended December 31, 2024 and 2023, the amortized costs before modification amounted to ₩51,599 million and ₩58,352 million, respectively, and the net losses resulting from the modification amounted to ₩18,458 million and ₩25,017 million, respectively

ii) As of December 31, 2024 and 2023, the book value of financial asset, for which contractual cash flows have been modified while the loss allowance is measured at an amount equal to lifetime expected credit losses at initial recognition, and the loss allowance reverted to being measured at an amount equal to 12-month expected credit losses for the years ended December 31, 2024 and 2023 are ₩20,702 million and ₩40,595 million, respectively.

(g) The contractual amounts outstanding on financial assets that are written-off but are still subject to enforcement activity as of December 31, 2024 and 2023, are ₩5,529,379 million and ₩5,380,420 million, respectively.

(h) As of December 31, 2024 and 2023, there are no assets acquired by the execution of collateral.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(i) Concentration by geographic location

An analysis of concentration by geographic location for financial instruments excluding equity securities as of December 31, 2024 and 2023, is as follows:

Division (*)		Korea	USA	UK	Japan	Germany	Vietnam	China	Others	Total
					December 31, 2024					
Due from banks:										
Banks	₩	83,229	1,003,211	29,691	101,147	20,231	1,036	132,868	150,001	1,521,414
Government/ Public sector/Central bank/Etc.		20,486,106	876,198	-	-	-	-	-	170,132	21,532,436
		20,569,335	1,879,409	29,691	101,147	20,231	1,036	132,868	320,133	23,053,850
Loans at amortized cost:										
Banks		1,229,647	3,454	149,359	89,021	358,368	353,478	392,285	2,050,525	4,626,137
Retail										
Residential real estate mortgage loan		64,947,843	678	-	-	-	-	1,880	465,601	65,416,002
Others		108,468,205	209,268	4,798	7,875	2,233	8,349	641,621	218,389	109,560,738
Government/ Public sector/Central bank/Etc.		488,920	-	-	-	-	-	-	48,028	536,948
Corporate										
Large enterprises		51,237,460	736,017	207,053	-	15,001	367,754	47,231	1,709,452	54,319,968
Small and medium-sized enterprises		100,163,849	1,404,589	185,932	38,624	61,507	403,578	33,905	2,225,647	104,517,631
Special finance		10,232,722	1,162,489	210,649	-	22,011	5,320	-	964,413	12,597,604
Others		95	6	-	-	-	-	-	-	101
		336,768,741	3,516,501	757,791	135,520	459,120	1,138,479	1,116,922	7,682,055	351,575,129
Loans at FVTPL:										
Banks		99,159	-	-	-	-	-	-	-	99,159
Corporate										
Large enterprises		646,253	-	-	-	-	-	-	-	646,253
		745,412	-	-	-	-	-	-	-	745,412

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(i) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instruments excluding equity securities as of December 31, 2024 and 2023, is as follows: (continued)

Division (*)		December 31, 2024								
		Korea	USA	UK	Japan	Germany	Vietnam	China	Others	Total
Securities at FVTPL:										
Debt securities	₩	25,031,222	105,048	4,618	1,016	2,564	-	187	408,302	25,552,957
Gold/Silver Deposits		-	-	128,297	-	-	-	-	-	128,297
		25,031,222	105,048	132,915	1,016	2,564	-	187	408,302	25,681,254
Securities at FVTOCI		43,293,395	3,519,262	395,953	406,500	35,026	-	115,656	2,002,228	49,768,020
Securities at amortized cost		26,768,769	-	-	-	-	-	-	243,035	27,011,804
Off-balance sheet accounts:										
Guarantee contracts		26,360,474	507,516	250,938	-	382	39,740	79,154	437,482	27,675,686
Loan Commitments and other credit related liabilities		112,466,593	1,286,243	255,438	336,924	39,585	42,289	99,842	4,379,981	118,906,895
	₩	592,003,941	10,813,979	1,822,726	981,107	556,908	1,221,544	1,544,629	15,473,216	624,418,050

(*) Geographical breakdown is the book value, net of unamortized balances and allowance for impairment.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(i) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instruments excluding equity securities, net of allowance, as of December 31, 2024 and 2023 is as follows: (continued)

Division (*)		Korea	USA	UK	Japan	Germany	Vietnam	China	Others	Total
						December 31, 2023				
Due from banks:										
Banks	₩	64,014	2,292,368	17,812	176,368	512,561	11	195,693	306,962	3,565,789
Government/ Public sector/Central bank/Etc.		16,313,592	329,250	2	-	-	-	-	114,410	16,757,254
		16,377,606	2,621,618	17,814	176,368	512,561	11	195,693	421,372	20,323,043
Loans at amortized cost:										
Banks		1,141,429	5,963	152,791	114,839	501,126	796,944	653,424	1,931,174	5,297,690
Retail										
Residential real estate mortgage loan		52,441,920	967	53	-	-	-	3,566	351,611	52,798,117
Others		99,770,718	177,473	5,408	6,305	1,482	6,095	661,003	195,264	100,823,748
Government/ Public sector/Central bank/Etc.		636,496	-	-	-	-	-	-	55,090	691,586
Corporate										
Large enterprises		39,645,164	533,057	77,633	-	49,769	227,851	71,266	1,671,662	42,276,402
Small and medium- sized enterprises		102,803,570	951,985	179,667	25,692	-	527,429	75,587	1,496,555	106,060,485
Special finance		7,232,426	793,927	178,451	-	14,175	41,052	-	853,924	9,113,955
Others		262	3	-	1	-	-	-	-	266
		303,671,985	2,463,375	594,003	146,837	566,552	1,599,371	1,464,846	6,555,280	317,062,249

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(i) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instruments excluding equity securities, net of allowance, as of December 31, 2024 and 2023 is as follows: (continued)

Division (*)		Korea	USA	UK	Japan	Germany	Vietnam	China	Others	Total
					December 31, 2023					
Loans at FVTPL:										
Banks	₩	207,997	-	-	-	-	-	-	-	207,997
Corporate										
Large enterprises		297,669	-	-	-	-	-	-	-	297,669
Small and medium-sized enterprises		9,898	-	-	-	-	-	-	-	9,898
		515,564	-	-	-	-	-	-	-	515,564
Securities at FVTPL:										
Debt securities		22,529,457	110,026	19,036	55,480	29,247	-	-	453,111	23,196,357
Gold/Silver deposits		-	-	103,706	-	-	-	-	-	103,706
		22,529,457	110,026	122,742	55,480	29,247	-	-	453,111	23,300,063
Securities at FVTOCI		43,122,690	3,070,398	234,080	287,754	38,468	-	106,539	1,521,861	48,381,790
Securities at amortized cost		28,670,122	-	-	-	-	-	-	237,171	28,907,293
Off-balance sheet accounts:										
Guarantee contracts		23,244,862	122,215	7,607	551	6,087	504,352	110,378	356,926	24,352,978
Loan commitments and other credit related liabilities		107,962,411	1,100,179	221,731	336,901	42,943	14,560	324,538	4,044,592	114,047,855
	₩	546,094,697	9,487,811	1,197,977	1,003,891	1,195,858	2,118,294	2,201,994	13,590,313	576,890,835

(*) Geographical breakdown is the book value, net of unamortized balances and allowance for impairment.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector

An analysis of concentration by industry sector for financial assets excluding equity securities as of December 31, 2024 and 2023, is as follows:

Division (*)		December 31, 2024								
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction	Lodging and restaurant	Others	Retail customers	Total
Due from banks:										
Banks	₩	1,521,414	-	-	-	-	-	-	-	1,521,414
Government/Public sector/Central bank/Etc.		21,532,436	-	-	-	-	-	-	-	21,532,436
		23,053,850	-	-	-	-	-	-	-	23,053,850
Loans at amortized cost:										
Banks		4,066,473	-	-	-	-	-	559,664	-	4,626,137
Retail										
Residential real estate mortgage loan		-	-	-	-	-	-	-	65,416,002	65,416,002
Others		-	-	-	-	-	-	-	109,560,738	109,560,738
Government/Public sector/Central bank/Etc.		496,770	-	-	-	-	-	40,178	-	536,948
Corporate										
Large enterprises		9,459,866	27,224,320	5,049,336	2,093,869	885,050	939,998	8,667,529	-	54,319,968
Small and medium-sized enterprises		1,309,981	30,603,090	16,100,544	29,486,070	2,115,662	4,770,864	20,131,420	-	104,517,631
Special finance		3,510,305	73,574	-	5,631,241	169,900	16,488	3,196,096	-	12,597,604
Others		-	9	23	2	-	-	67	-	101
		18,843,395	57,900,993	21,149,903	37,211,182	3,170,612	5,727,350	32,594,954	174,976,740	351,575,129
Loans at FVTPL:										
Banks		-	-	-	-	99,159	-	-	-	99,159
Corporate										
Large enterprises		-	347,469	298,784	-	-	-	-	-	646,253
		-	347,469	298,784	-	99,159	-	-	-	745,412

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector (continued)

An analysis of concentration by industry sector for financial assets excluding equity securities as of December 31, 2024 and 2023, is as follows: (continued)

		December 31, 2024								
Division (*)		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction	Lodging and restaurant	Others	Retail customers	Total
Securities at FVTPL:										
Debt securities	₩	11,901,415	2,033,675	949,277	687,486	212,437	58,226	9,710,441	-	25,552,957
Gold/Silver deposits		128,297	-	-	-	-	-	-	-	128,297
		12,029,712	2,033,675	949,277	687,486	212,437	58,226	9,710,441	-	25,681,254
Securities at FVTOCI		26,780,946	1,524,994	499,697	595,045	603,721	-	19,763,617	-	49,768,020
Securities at amortized cost		8,862,042	9,984	-	408,621	238,663	-	17,492,494	-	27,011,804
Off-balance sheet accounts:										
Guarantee contracts		8,764,778	12,189,845	3,584,754	143,575	179,831	120,528	2,657,624	34,751	27,675,686
Loan commitments and other credit related liabilities		18,214,072	31,930,891	9,249,391	3,479,403	1,655,537	388,491	14,111,965	39,877,145	118,906,895
	₩	116,548,795	105,937,851	35,731,806	42,525,312	6,159,960	6,294,595	96,331,095	214,888,636	624,418,050

(*) Industrial breakdown is the book value, net of unamortized balances and allowance for impairment.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(j) Concentration by industry sector (continued)

An analysis of concentration by industry sector for financial assets excluding equity securities as of December 31, 2024 and 2023, is as follows: (continued)

Division (*)		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction	Lodging and restaurant	Others	Retail customers	Total
					December 31, 2023					
Due from banks:										
Banks	₩	3,565,789	-	-	-	-	-	-	-	3,565,789
Government/Public sector/Central bank/Etc.		16,757,254	-	-	-	-	-	-	-	16,757,254
		20,323,043	-	-	-	-	-	-	-	20,323,043
Loans at amortized cost:										
Banks		4,892,002	-	-	-	-	-	405,688	-	5,297,690
Retail										
Residential real estate mortgage loan		-	-	-	-	-	-	-	52,798,117	52,798,117
Others		-	-	-	-	-	-	-	100,823,748	100,823,748
Government/Public sector/Central bank/Etc.		658,581	-	-	-	-	-	33,005	-	691,586
Corporate										
Large enterprises		6,114,283	22,097,579	4,467,823	1,914,307	555,052	346,776	6,780,582	-	42,276,402
Small and medium-sized enterprises		1,117,915	31,801,259	16,593,554	30,496,527	2,057,286	5,214,805	18,779,139	-	106,060,485
Special finance		2,671,496	26,121	-	3,639,448	184,694	73,596	2,518,600	-	9,113,955
Others		-	-	12	1	-	174	79	-	266
		15,454,277	53,924,959	21,061,389	36,050,283	2,797,032	5,635,351	28,517,093	153,621,865	317,062,249
Loans at FVTPL:										
Banks		-	-	-	49,526	99,043	-	59,428	-	207,997
Corporate										
Large enterprises		-	198,002	99,667	-	-	-	-	-	297,669
Small and medium-sized enterprises		9,898	-	-	-	-	-	-	-	9,898
		9,898	198,002	99,667	49,526	99,043	-	59,428	-	515,564

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3.   **Financial risk management (continued)**

3-1.   **Credit risk (continued)**

   (j) Concentration by industry sector (continued)

An analysis of concentration by industry sector for financial assets excluding equity securities as of December 31, 2024 and 2023, is as follows: (continued)

Division (*)		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction	Lodging and restaurant	Others	Retail customers	Total
					December 31, 2023					
Securities at FVTPL:										
Debt securities	₩	13,512,914	2,143,259	963,008	538,489	62,675	48,557	5,927,455	-	23,196,357
Gold/Silver deposits		103,706	-	-	-	-	-	-	-	103,706
		13,616,620	2,143,259	963,008	538,489	62,675	48,557	5,927,455	-	23,300,063
Securities at FVTOCI		20,881,813	1,809,333	484,331	651,660	534,712	20,172	23,999,769	-	48,381,790
Securities at amortized cost		10,509,986	9,961	-	211,528	209,190	-	17,966,628	-	28,907,293
Off-balance sheet accounts:										
Guarantee contracts		8,661,049	9,495,034	3,434,847	148,206	160,820	27,031	2,131,577	294,414	24,352,978
Loan commitments and other credit related Liabilities		18,037,324	30,221,693	9,299,440	3,718,623	1,636,722	277,652	13,545,000	37,311,401	114,047,855
	₩	107,494,010	97,802,241	35,342,682	41,368,315	5,500,194	6,008,763	92,146,950	191,227,680	576,890,835

(*) Industrial breakdown is the book value, net of unamortized balances and allowance for impairment.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-2. **Market risk**

Market risk is the risk of loss that can be caused by changes in market price such as interest rates, equity prices, and foreign exchange rates, etc. The Bank manages securities, foreign exchange positions, derivative financial instruments, etc. held for the purpose of obtaining short-term trading gains as trading positions. In addition, the Bank manages interest-sensitive assets consisting of loans, deposits, and debt securities not for the purpose of obtaining short-term trading gains, interest-sensitive liabilities consisting of deposits, borrowings, and debt securities issued, and interest-sensitive derivatives used as hedging instruments as non-trading position.

The Bank carries out decision-making functions such as policy establishment and setting limits on market risk management by the Risk Policy Committee, and the Risk Engineering Department provides comprehensive market risk management, market risk system management, and middle office functions for all operating departments and desks.

The basis of market risk management is limit management to maintain the maximum possible loss due to market risk within a certain level. The Risk Policy Committee sets and operates the risk limit, loss limit, sensitivity limit, investment limit and position limit, and stress loss limit for each operating department and desk. The Risk Engineering Department monitors the operating status independently from the operating department and reports regularly to the Risk Policy Committee and Risk Management Committee. In addition, the Fair Value Assurance Council and the Risk Engineering Department conduct a review of the fair value evaluation method and risk assessment before the launch (or transactions) of new products in each business unit. The Risk Review Council for derivatives and structured products supports rational decision-making such as checking risk factors and reviewing investment limits, so that objective analysis and review of risk factors can be conducted in advance.

(a) Market risk management of trading positions

The transaction data of foreign exchange, stocks, bonds, and derivatives, which are subject to measurement of market risk in trading positions, are managed by entering transactions into the front system and automatically interface with the Market Risk Management System (MARS) to measure daily risk and limit management. In addition, to supplement risk measurement through statistical methods and to manage the sensitivity and the size of losses in a dynamic economic environment, stress testing is regularly conducted to ensure that losses are managed within a certain range in the event of the Bank crisis.

i) Measurement method on market risk arising from trading positions

The Bank calculates the market risk arising from all trading position using the standardised approach for market risk prescribed by the Basel Committee on Banking Supervision, which is reflected in the Detailed Regulations on Supervision of Banking Business <Attachment 3-2>. For market risks arising from trading positions, regulatory capital will be broken down into sensitivity-based risks, default risks, residual risks, and structural foreign exchange positions.

- Sensitivity-based risk refers to linear and non-linear losses that can be caused by unfavorable changes in credit spread, stock prices, foreign exchange rates, commodity prices, etc.
- Default risk refers to losses that can occur due to a sudden default that was not considered in the sensitivity-based risk.
- Residual risk refers to losses that can occur due to factors that were not considered in neither sensitivity-based nor default risk.
- Structural foreign exchange positions refer to foreign exchange positions that are excluded from the calculation of regulatory capital for market risk with the approval of the Governor of the Financial Supervisory Service regarding amounts invested in foreign currencies, such as equity investment and general working capital to overseas branch.

The limit for each type of market risk is set within the Bank's total risk limit and is calculated using the revised standardised approach for market risk based on Basel III and used as a means of market risk management. The Risk Engineering Department manages the limits set by the Risk Management Committee or the Risk Policy Committee. For the efficient management of foreign exchange, stocks, bonds, and derivatives, the following market risk limits are set by all administration, management department, and desk, and compliance with the limits is monitored first on a daily basis. If the set limit is exceeded, the head of the operation department reports the details of the excess, the reason for any excess, and the resolution to the head of the group to reduce it within the next working day.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3.   Financial risk management (continued)

3-2.   Market risk (continued)

(a) Market risk management of trading positions (continued)

ii) Risk of trading positions

The Bank manages risk for trading portfolio based on consolidated financial statements. The regulatory capital for market risk as of December 31, 2024 and 2023 under the Basel III revised standardised approach are as follows:

		December 31, 2024	December 31, 2023
Sensitivity risk			
GIRR (*1)	₩	116,501	107,348
CSR (non-securitization) (*2)		129,603	153,034
CSR (securitization: Non-CTP) (*3)		27,930	26,187
Equity securities		28,582	30,750
Foreign currency		368,999	458,406
Commodity		199	119
		671,814	775,844
Default risk			
Non-securitization		98,699	107,695
Securitization (excludes CTP) (*3)		60,866	59,549
		159,565	167,244
Residual risks		2,984	1,719
	₩	834,363	944,807

(*1) GIRR (General Interest Rate Risk)
(*2) CSR (Credit Spread Risk)
(*3) CTP (Correlation Trading Portfolio)

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3.   **Financial risk management (continued)**

3-2.   **Market risk (continued)**

(b) Market risk management of non-trading positions

The most critical market risk that arises from non-trading positions is the interest rate risk. Accordingly, the Bank measures and manages market risk for non-trading positions by considering the effects of interest rate changes on both its net asset value and net interest income.

The Bank carries out decision-making functions such as establishing policies and setting detailed limits on interest rate risk management by the Risk Policy Committee, and within these principles and limits, management departments by account, such as overseas branches, subsidiaries, and finance departments, trust headquarters, and general finance departments, primarily recognize and manage interest rate risk. The Risk Management Department and the Risk Engineering Department support the Risk Policy Committee's decision on interest rate risk, monitor whether the interest rate risk limit is exceeded, and evaluate and manage the overall interest rate risk.

The Bank measures and manages interest rate risk using various analysis methods such as interest rate gap, duration gap, and scenario based NII (Net Interest Income) simulation through the Asset Liability Management (ALM) system. Limits for interest rate VaR and interest rate EaR (Earnings at Risk) and interest rate gap ratios are set and monitored monthly. In addition, stress testing evaluates the impact on interest rate risk in various crisis situations.

i) Measurement method on market risk arising from non-trading positions

The Bank calculates and manages the amount of change in economic value of equity (interest rate VaR) and the maximum expected interest loss (interest rate EaR) over the next year on the application of the IRRBB standardised approach interest rate scenario provided by the Bank for International Settlements ("BIS"). It also manages the risk of interest rate market risk by reflecting the customer behaviour ratio based on IRRBB standardised approach.

In order to calculate the interest rate risk, the Bank uses the six scenarios defined by the Basel Committee, 1) Parallel shock up, 2) Parallel shock down, 3) Steepener shock, 4) Flattener shock, 5) Short rates shock up, and 6) Short rates shock down. Based on the six scenarios, the changes in economic value of equity are measured to calculate the maximum loss (VaR: Value at Risk) and the changes in net interest income are measured to calculate the maximum expected changes in profit or loss (EaR: Earnings at Risk) based on the two scenarios (parallel shock increases and decreases).

ii) Interest rate VaR and EaR for non-trading positions

Interest rate VaR (maximum expected loss among △EVE) and EaR (maximum expected changes in profit of loss among △ NII) for non-trading positions which were measured by the IRRBB standardised approach provided by BIS as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	**December 31, 2023**
Interest rate VaR	₩	1,123,897	852,926
Interest rate EaR		337,042	308,170

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-2. **Market risk (continued)**

(c) Foreign exchange risk

The Bank manages foreign currency risk based on general positions which includes all spot and future foreign currency positions, etc. The Risk Policy Committee oversees the Bank's foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position. The Bank's foreign exchange position is centralized at the S&T Center. Dealers in S&T Center manage the Bank's overall position within the set limits through trading of spot exchange and foreign currency related derivatives. The Bank's foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), Euro (EUR) and Chinese yuan (CNY). Other foreign currencies are limitedly traded.

Foreign currency denominated assets and liabilities as of December 31, 2024 and 2023, are as follows:

		December 31, 2024					
		USD	JPY	EUR	CNY	Others	Total
Assets							
Cash and due from banks	₩	10,778,822	453,810	106,993	145,667	583,341	12,068,633
Securities at FVTPL		2,038,543	-	413,992	-	161,392	2,613,927
Derivative assets		326,396	-	10,034	-	1,584	338,014
Loans at amortized cost		23,843,894	480,717	959,199	51,277	2,832,340	28,167,427
Securities at FVTOCI		7,629,682	13,043	17,236	-	1,229,651	8,889,612
Securities at amortized cost		130,800	-	-	-	243,668	374,468
Other financial assets		3,959,320	1,189,181	183,364	265,099	573,501	6,170,465
		48,707,457	2,136,751	1,690,818	462,043	5,625,477	58,622,546
Liabilities							
Deposits		24,921,859	2,729,973	642,630	153,384	2,790,908	31,238,754
Financial liabilities at FVTPL		-	-	-	-	597,058	597,058
Derivative liabilities		476,007	-	1,768	-	22,117	499,892
Borrowings		8,911,068	283,384	84,718	25,872	70,670	9,375,712
Debt securities issued		7,731,472	168,566	764,365	-	1,461,888	10,126,291
Other financial liabilities		4,556,456	864,085	219,483	290,275	651,561	6,581,860
		46,596,862	4,046,008	1,712,964	469,531	5,594,202	58,419,567
Net assets (liabilities)		2,110,595	(1,909,257)	(22,146)	(7,488)	31,275	202,979
Off-balance sheet items							
Derivative exposures		(400,375)	879,773	(666,865)	(377,324)	(61,609)	(626,400)
Net position	₩	1,710,220	(1,029,484)	(689,011)	(384,812)	(30,334)	(423,421)

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3.   Financial risk management (continued)

3-2. Market risk (continued)

(c) Foreign exchange risk (continued)

Foreign currency denominated assets and liabilities as of December 31, 2024 and 2023, are as follows: (continued)

		December 31, 2023					
		USD	JPY	EUR	CNY	Others	Total
Assets							
Cash and due from banks	₩	8,957,687	386,025	101,502	77,174	406,114	9,928,502
Securities at FVTPL		1,679,718	3,317	326,277	-	188,659	2,197,971
Derivative assets		414,462	-	3,530	-	418	418,410
Loans at amortized cost		22,035,086	443,324	588,476	98,196	2,411,869	25,576,951
Securities at FVTOCI		6,002,649	18,292	3,739	-	941,524	6,966,204
Securities at amortized cost		58,255	-	-	-	238,002	296,257
Other financial assets		4,473,351	563,752	816,960	395,882	751,249	7,001,194
		43,621,208	1,414,710	1,840,484	571,252	4,937,835	52,385,489
Liabilities							
Deposits		20,404,518	3,066,219	922,860	162,877	2,311,386	26,867,860
Financial liabilities at FVTPL		-	-	-	-	419,342	419,342
Derivative liabilities		585,264	-	12,208	-	26,898	624,370
Borrowings		9,621,229	58,727	45,074	18,317	110,705	9,854,052
Debt securities issued		6,234,884	337,684	713,295	-	1,056,096	8,341,959
Other financial liabilities		5,024,826	119,171	761,107	399,935	453,254	6,758,293
		41,870,721	3,581,801	2,454,544	581,129	4,377,681	52,865,876
Net assets (liabilities)		1,750,487	(2,167,091)	(614,060)	(9,877)	560,154	(480,387)
Off-balance sheet items							
Derivative exposures		(498,941)	1,822,228	(121,831)	(325,622)	(609,000)	266,834
Net position	₩	1,251,546	(344,863)	(735,891)	(335,499)	(48,846)	(213,553)

(d) Interest rate risk management

The Bank is closely monitoring the output and market of various industrial working groups that manage the transition to new interest rate benchmarks. It includes announcements made by LIBOR regulators.

Regulators have clearly stated that they will not persuade or force banks to submit LIBOR by the end of 2021. In response to this announcement, the Bank has established a LIBOR-related response plan consisting of work flows such as risk management, accounting, tax, law, IT, and customer management. The plan is dedicated to the Chief Financial Officer (CFO) and important matters are reported to the Board of Directors. The purpose of the plan is to identify the impact and risks associated with reforming interest rate indicators within the business and prepare and implement action plans to facilitate the transition to alternative benchmark rates. As of December 31, 2024, the Bank has largely concluded most transition and replacement plans, aiming to finalize the contingency plan in accordance with regulatory guidelines.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-3. **Liquidity risk**

The Bank performs decision-making functions related to liquidity risk management, such as policy formulation and detailed limit setting, at the Risk Policy Committee. Following these principles and within the established limits, subsidiary including overseas branches, treasury departments, trust departments, and comprehensive finance departments, recognize and manage liquidity risk as their primary responsibility. The Risk Management Department and Risk Engineering Department support the Risk Policy Committee in decisions related to liquidity risk, monitor liquidity risk tolerance limits, and evaluate and manage entire liquidity risk for the Bank.

The Bank manages liquidity risk based on following basic principles:

- Raise funding in sufficient amounts at the optimal time and reasonable costs;
- Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;
- Develop a funding strategy that effectively diversifies the sources and maturities of funds to minimize losses and secure stable revenue;
- Monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement of financial obligations due under both normal and crisis situations;
- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis; and
- Consider liquidity-related costs, benefits, and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Bank uses various analysis methods such as liquidity gap, liquidity ratio, loan-deposit ratio, and real liquidity gap reflecting the customer behaviour model through the ALM system, while managing its liquidity risks on Korean won and foreign currency through various indices including risk limits, early warning index, and monitoring index. Demand deposits, in analysing the maturity structures of assets and liabilities, can be classified as short-term because they can be withdrawn whenever a customer requests; however, considering customers' behaviours that usually maintain an average balance of a certain percentage, non-core deposits are classified to be short-term.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3.   Financial risk management (continued)

3-3.   Liquidity risk (continued)

(a) Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2024 and 2023, are as follows:

		December 31, 2024						
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets								
Cash and due from banks	₩	25,041,313	108,092	30,493	3,749	-	-	25,183,647
Securities at FVTPL		21,880,457	14,195	29,497	25,033	599,403	3,343,577	25,892,162
Derivative assets		7,344,941	4,823	6,653	11,644	42,939	15,619	7,426,619
Loans at amortized cost		21,790,298	41,866,793	56,372,007	82,771,286	110,023,415	104,400,769	417,224,568
Loans at FVTPL		239,609	406,680	99,123	-	-	-	745,412
Securities at FVTOCI		42,460,126	677,886	460,000	2,098,000	4,652,343	748,038	51,096,393
Securities at amortized cost		795,499	2,956,516	2,848,959	2,774,826	18,113,470	1,240,747	28,730,017
Other financial assets		13,137,481	-	-	208,924	-	1,158,572	14,504,977
	₩	132,689,724	46,034,985	59,846,732	87,893,462	133,431,570	110,907,322	570,803,795
Liabilities								
Deposits	₩	197,539,167	44,303,485	49,372,508	70,667,111	21,108,742	597,909	383,588,922
Financial liabilities at FVTPL		597,058	-	-	-	-	-	597,058
Derivative liabilities		6,964,671	26,002	38,078	75,497	269,229	58,032	7,431,509
Borrowings		4,531,823	3,204,138	4,392,085	4,225,359	4,630,499	1,445,925	22,429,829
Debt securities issued		1,290,981	4,078,347	6,198,914	11,142,701	21,346,334	2,791,784	46,849,061
Financial liabilities designated at FVTPL		-	2,255	60,822	-	220,987	-	284,064
Other financial liabilities		23,485,274	23,922	32,832	114,820	203,171	18,125	23,878,144
	₩	234,408,974	51,638,149	60,095,239	86,225,488	47,778,962	4,911,775	485,058,587

These amounts include both the principal and interest cash flows of financial assets and liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial assets at FVTPL that can be disposed immediately and financial instruments at FVTOCI except for assets restricted for sale are classified as the shortest maturity within one month.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3.   Financial risk management (continued)

3-3.   Liquidity risk (continued)

(a) Contractual maturities for financial instruments (continued)

Contractual maturities for financial assets and financial liabilities as of December 31, 2024 and 2023, are as follows: (continued)

		December 31, 2023						
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets								
Cash and due from banks	₩	22,162,016	94,010	26,734	64,796	-	-	22,347,556
Securities at FVTPL		20,140,477	7,005	49,876	27,473	490,267	2,779,070	23,494,168
Derivative assets		3,199,322	4,716	6,652	12,884	72,860	22,761	3,319,195
Loans at amortized cost		21,364,254	36,886,352	53,181,331	82,004,223	96,374,484	83,233,235	373,043,879
Loans at FVTPL		99,667	415,897	-	-	-	-	515,564
Securities at FVTOCI		38,976,067	277,530	360,000	2,072,605	7,364,179	580,339	49,630,720
Securities at amortized cost		638,145	3,096,639	1,728,497	3,824,330	18,866,629	2,759,077	30,913,317
Other financial assets		14,779,365	-	-	123,291	-	1,183,436	16,086,092
	₩	121,359,313	40,782,149	55,353,090	88,129,602	123,168,419	90,557,918	519,350,491
Liabilities								
Deposits	₩	186,952,423	45,335,557	37,925,221	58,837,501	17,292,849	517,208	346,860,759
Financial liabilities at FVTPL		419,342	-	-	-	-	-	419,342
Derivative liabilities		2,919,574	29,309	42,175	80,368	385,147	68,456	3,525,029
Borrowings		8,965,864	3,160,554	3,443,548	4,929,306	4,518,912	1,418,710	26,436,894
Debt securities issued		285,571	3,148,879	3,708,694	11,392,302	16,508,495	2,013,837	37,057,778
Financial liabilities designated at FVTPL		-	2,255	10,822	-	284,064	-	297,141
Other financial liabilities		29,565,954	20,243	27,902	89,875	160,064	17,200	29,881,238
	₩	229,108,728	51,696,797	45,158,362	75,329,352	39,149,531	4,035,411	444,478,181

These amounts include both the principal and interest cash flows of financial assets and liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial assets at FVTPL that can be disposed immediately and financial instruments at FVTOCI except for assets restricted for sale are classified as the shortest maturity within one month.

(b) Contractual maturities for off-balance sheet items

Financial guarantees such as guarantee contracts, loan commitments and others provided by the Bank are classified based on the earliest date at which the Bank should fulfill the obligation under the guarantee when the counterparty requests for the payment.

Off-balance sheet accounts as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Guarantee contracts	₩	27,675,686	24,352,978
Loan commitments and other credit related liabilities		118,906,895	114,047,855
	₩	146,582,581	138,400,833

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3.   Financial risk management (continued)

3-4. Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices at each period end. The published market prices of financial instruments being held by the Bank are based on Dealer price quotations provided by the trading agencies.

The fair value of financial instruments not traded in active markets, such as OTC (Over-the-Counter market) derivatives, is determined using valuation methods or utilizing independent external valuation agency's valuation results.

The Bank uses diverse valuation techniques under reasonable assumptions which are based on the current market conditions as of the end of the reporting period.

The fair value of financial instruments is determined using valuation techniques such as a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forward contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Bank classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

(i) Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.
(ii) Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
(iii) Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2024 and 2023, by the level in the fair value hierarchy into which the fair value measurement is categorized:

		December 31, 2024			
		Level 1	Level 2	Level 3	Total
Financial assets					
Loans at FVTPL:					
Loans	₩	-	745,412	-	745,412
Securities at FVTPL:					
Debt securities		3,212,816	16,266,200	6,073,940	25,552,956
Equity securities		4,150	64,277	142,481	210,908
Gold/Silver deposits		128,298	-	-	128,298
		3,345,264	16,330,477	6,216,421	25,892,162
Derivative assets:					
Trading		819	7,341,425	110	7,342,354
Hedging		-	57,685	-	57,685
		819	7,399,110	110	7,400,039
Securities at FVTOCI:					
Debt securities		11,499,319	38,268,702	-	49,768,021
Equity securities		866,957	-	461,415	1,328,372
		12,366,276	38,268,702	461,415	51,096,393
	₩	15,712,359	62,743,701	6,677,946	85,134,006
Financial liabilities					
Financial liabilities designated at FVTPL:					
Debt securities issued	₩	-	261,299	-	261,299
Financial liabilities at FVTPL:					
Gold/Silver deposits		597,058	-	-	597,058
Derivative liabilities:					
Trading		387	6,948,694	2,098	6,951,179
Hedging		-	371,866	207,697	579,563
		387	7,320,560	209,795	7,530,742
	₩	597,445	7,581,859	209,795	8,389,099

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3.   Financial risk management (continued)

3-4.   Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2024 and 2023, by the level in the fair value hierarchy into which the fair value measurement is categorized: (continued)

		December 31, 2023			
		Level 1	Level 2	Level 3	Total
Financial assets					
Loans at FVTPL:					
Loans	₩	-	515,564	-	515,564
Securities at FVTPL:					
Debt securities		1,093,154	17,220,418	4,882,785	23,196,357
Equity securities		12,143	-	181,962	194,105
Gold/Silver deposits		103,706	-	-	103,706
		1,209,003	17,220,418	5,064,747	23,494,168
Derivative assets:					
Trading		1,096	3,195,648	59	3,196,803
Hedging		-	65,787	-	65,787
		1,096	3,261,435	59	3,262,590
Securities at FVTOCI:					
Debt securities		16,609,416	31,772,374	-	48,381,790
Equity securities		725,796	-	523,134	1,248,930
		17,335,212	31,772,374	523,134	49,630,720
	₩	18,545,311	52,769,791	5,587,940	76,903,042
Financial liabilities					
Financial liabilities designated at FVTPL:					
Debt securities issued	₩	-	254,832	-	254,832
Financial liabilities at FVTPL:					
Gold/Silver deposits		419,342	-	-	419,342
Derivative liabilities:					
Trading		1,037	2,903,827	-	2,904,864
Hedging		-	390,024	224,195	614,219
		1,037	3,293,851	224,195	3,519,083
	₩	420,379	3,548,683	224,195	4,193,257

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3.   Financial risk management (continued)

3-4.   Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

ii) There were no transfers between level 1 and level 2 financial instruments measured at fair value for the years ended December 31, 2024 and 2023.

iii) Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024				
	Loans at FVTPL	Securities at FVTPL	Securities at FVTOCI	Derivative assets	Derivative liabilities	Total
Beginning balance	₩ -	5,064,747	523,134	59	(224,195)	5,363,745
Total gain or loss:						
Recognized in profit or loss (*1)	-	322,358	-	(103)	17,144	339,399
Recognized in other comprehensive loss	-	-	(61,706)	-	-	(61,706)
Purchases/issues	-	1,370,505	-	186	(2,744)	1,367,947
Settlements	-	(421,051)	(13)	(3,963)	-	(425,027)
Transfer to level 3 (*2)	-	7,641	-	3,931	-	11,572
Transfer out of level 3 (*2)	-	(127,779)	-	-	-	(127,779)
Ending balance	₩ -	6,216,421	461,415	110	(209,795)	6,468,151

		December 31, 2023				
	Loans at FVTPL	Securities at FVTPL	Securities at FVTOCI	Derivative assets	Derivative liabilities	Total
Beginning balance	₩ -	3,987,140	518,903	1,300	(343,868)	4,163,475
Total gain or loss:						
Recognized in profit or loss (*1)	-	160,003	-	(96)	119,564	279,471
Recognized in other comprehensive income	-	-	4,231	-	-	4,231
Purchases/issues	-	1,377,023	-	38	-	1,377,061
Settlements	-	(467,076)	-	(1,183)	109	(468,150)
Transfer to level 3 (*2)	-	32,716	-	-	-	32,716
Transfer out of level 3 (*2)	-	(25,059)	-	-	-	(25,059)
Ending balance	₩ -	5,064,747	523,134	59	(224,195)	5,363,745

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

(*1) Gains or losses among the changes in level 3 of the fair value hierarchy and gains or losses related to financial instruments that the Bank held as of December 31, 2024 and 2023, are presented in the separate statements of comprehensive income as follows:

		December 31, 2024		December 31, 2023	
		Gains recognized in profit or loss	**Gains recognized in profit or loss for financial instrument held at the end of the year**	**Gains recognized in profit or loss**	**Gains recognized in profit or loss for financial instrument held at the end of the year**
Net gain on financial instruments at FVTPL	₩	322,901	335,545	159,907	161,327
Net other operating income		16,498	16,498	119,564	119,564
	₩	339,399	352,043	279,471	280,891

(*2) Changes in the availability of observable market data for the financial instruments have resulted in transfers between levels. The Bank has recognized changes in levels at the end of the reporting period when events or situations that cause transfers between levels occur.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments

ⓐ Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2024 and 2023, are as follows:

				December 31, 2024	
	Type of financial instruments		Carrying amount	Valuation techniques	Inputs
Financial assets					
Loans at FVTPL		₩	745,412	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		16,266,200	Discounted cash flow, Net asset value	Discount rate, Price of underlying assets, such as stocks, bonds, etc.
	Equity securities		64,277	Net asset value	Price of underlying assets, such as stocks, bonds, etc.
			16,330,477		
Derivative assets	Trading		7,341,425	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		57,685		
			7,399,110		
Securities at FVTOCI	Debt securities		38,268,702	Discounted cash flow	Discount rate
		₩	62,743,701		
Financial liabilities					
Financial liabilities designated at FVTPL	Debt securities	₩	261,299	Option model	Discount rate, volatility
Derivative liabilities	Trading		6,948,694	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		371,866		
			7,320,560		
		₩	7,581,859		

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓐ Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2024 and 2023, are as follows: (continued)

			December 31, 2023		
	Type of financial instruments		Carrying amount	Valuation techniques	Inputs
Financial assets					
Loans at FVTPL		₩	515,564	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		17,220,418	Discounted cash flow, Net asset value	Discount rate, Price of underlying assets, such as stocks, bonds, etc.
Derivative assets	Trading		3,195,648	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		65,787		
			3,261,435		
Securities at FVTOCI	Debt securities		31,772,374	Discounted cash flow	Discount rate
		₩	52,769,791		
Financial liabilities					
Financial liabilities designated at FVTPL	Debt securities	₩	254,832	Option model	Discount rate, volatility
Derivative liabilities	Trading		2,903,827	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		390,024		
			3,293,851		
		₩	3,548,683		

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓑ The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2024 and 2023, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows:

			December 31, 2024				
	Valuation technique	Type of financial instrument	Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial assets							
Securities at FVTPL	Net asset value method, option model (*1) (*2)	Debt securities	₩ 6,073,940	Volatility of underlying assets, Discount rate	Volatility of underlying assets, Discount rate	24.9%~36.37% 10.3%~11.07%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases,
	Discounted cash flow, comparable company analysis	Equity securities	142,481	Volatility of underlying assets, Discount rate, Stock price, Growth rate	Volatility of underlying assets, Discount rate, Growth rate	25.58%~31.54% 3.6%~14.57% 0%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases; The higher growth rate, the higher the volatility of fair value
			6,216,421				
Derivative assets	Option model (*2)	Equity and foreign exchange related	110	Volatility of underlying assets, Price of underlying assets, Exchange rates	Volatility of underlying assets	35.27%	The higher the volatility, the higher the volatility of fair value
Securities at FVTOCI	Net asset value method, Discounted cash flow, comparable company analysis, option model (*1)	Equity securities	461,415	Volatility of underlying assets, Discount rate, Stock price, Growth rate	Volatility of underlying assets, Discount rate, Growth rate	22.95% 6%~12.53% 0%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases; The higher growth rate, the higher the volatility of fair value
			₩ 6,677,946				

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓑ The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2024 and 2023, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows: (continued)

				December 31, 2024			
	Valuation technique	**Type of financial instrument**	**Book value**	**Input**	**Significant unobservable input**	**Range of input**	**Relationship of unobservable inputs to fair value**
Financial liabilities							
Derivative liabilities	Option model (*2)	Equity and foreign exchange related	2,098	Volatility of underlying assets, Price of underlying assets, Exchange rate	Volatility of underlying assets	35.27%	The higher the volatility, the higher the volatility of fair value
	Option model (*2)	Interest rates related	207,697	Volatility of underlying assets, Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets, Regression coefficient, Correlation coefficient	0.5618%~1.0892% 0.0040%~2.3162% 57.21%~90.34%	The higher the volatility, the higher the volatility of fair value; The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
			₩ 209,795				

(*1) The Bank uses Binomial Tree and LSMC option model.
(*2) Option models that the Bank uses in derivative valuation include Black-Scholes model, Hull-White model, depending on the type of product, methods such as Monte Carlo simulation.

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓑ The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2024 and 2023, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows: (continued)

				December 31, 2023			
	Valuation technique	Type of financial instrument	Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial instruments							
Securities at FVTPL	Net asset value method, option model (*1)(*2)	Debt securities	₩ 4,882,785	Volatility of underlying assets, Discount rate	Volatility of underlying assets, Discount rate	21.62%~60.88% 7.43%~15.42%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases
	Discounted cash flow, comparable company analysis	Equity securities	181,962	Volatility of underlying assets, Discount rate, Stock price	Volatility of underlying assets, Discount rate	26.12% 4.92%~17.19%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases
			5,064,747				
Derivative assets	Option model (*2)	Equity and foreign exchange related	59	Volatility of underlying assets, Price of underlying assets, Exchange rates	Volatility of underlying assets	23.68%	The higher the volatility, the higher the volatility of fair value
Securities at FVTOCI	Net asset value method, Discounted cash flow, comparable company analysis, option model (*1)	Equity securities	523,134	Volatility of underlying assets, Discount rate, Stock price	Volatility of underlying assets, Discount rate	20.60% 9.25%~19.9%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases
			₩ 5,587,940				

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓑ The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2024 and 2023, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows: (continued)

				December 31, 2023			
	Valuation technique	Type of financial instrument	Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial liabilities							
Derivative liabilities	Option model (*2)	Interest rates related	224,195	Volatility of underlying assets, Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets, Regression coefficient, Correlation coefficient	0.61%~1.06% 0.0023%~2.7056% 58.95%~90.34%	The higher the volatility, the higher the volatility of fair value, The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
			₩ 224,195				

(*1) The Bank uses Binomial Tree and LSMC option model.
(*2) Option models that the Bank uses in derivative valuation include Black-Scholes model, Hull-White model, depending on the type of product, methods such as Monte Carlo simulation.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3.   Financial risk management (continued)

3-4.   Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2024 and 2023 are as follows:

			December 31, 2024			
			Profit (loss) for the period		Other comprehensive income (loss) for the period	
Type of financial instruments (*1)			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Securities at FVTPL	Debt securities (*2)	₩	711	(664)	-	-
	Equity securities (*3)		2,926	(1,588)	-	-
Derivative assets (*2)	Equity and foreign exchange related		378	(370)	-	-
Securities at FVTOCI (*3)	Equity securities		-	-	22,286	(14,915)
		₩	4,015	(2,622)	22,286	(14,915)
Derivative liabilities (*2)	Equity and foreign exchange related	₩	3,063	(1,178)	-	-
	Interest rates related		3,545	(4,807)	-	-
		₩	6,608	(5,985)	-	-

(*1) ₩6,517,963 million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.

(*2) Based on 10% of increase or decrease in unobservable volatility of underlying assets or correlation coefficient.

(*3) Based on changes in unobservable growth rate (-1.0%~1.0%) and discount rate (-1%p~1%p).

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs (continued)

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2024 and 2023, are as follows: (continued)

			December 31, 2023			
			Profit (loss) for the period		**Other comprehensive income (loss) for the period**	
Type of financial instruments (*1)			**Favorable change**	**Unfavorable change**	**Favorable change**	**Unfavorable change**
Securities at FVTPL	Debt securities (*2)	₩	1,483	(1,369)	-	-
	Equity securities (*3)		5,035	(3,743)	-	-
Securities at FVTOCI (*3)	Equity securities		-	-	14,105	(11,374)
		₩	6,518	(5,112)	14,105	(11,374)
Derivative liabilities (*2)	Interest rates related	₩	10,995	(10,419)	-	-
		₩	10,995	(10,419)	-	-

(*1) ₩5,121,122 million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.
(*2) Based on 10% of increase or decrease in unobservable volatility of underlying assets or correlation coefficient.
(*3) Based on changes in unobservable growth rate (-1.0%~1.0%) and discount rate (-1%p~1%p).

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost

i) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The book value and the fair value for cash are identical, and most of deposits are floating interest rate deposits or next-day deposits of a short-term instrument. Therefore, the carrying value for deposits approximates fair value.
Loans at amortized cost	The fair value of loans at amortized cost is measured by discounting the expected cash flows anticipated to be received at the market interest rate, credit risk of a borrower, etc.
Securities at amortized cost	An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.
Deposits and borrowings	The book value is used as a fair value for short-term bonds such as demand deposits, cash management account deposits and call money, and the fair value of others is measured by discounting the contractual cash flows at the market interest rate, considering residual risk.
Debt securities issued	An external professional evaluation agency is used to calculate the valuation amount using the market information, and the fair value is calculated using DCF model.
Other financial assets and liabilities	The book value is used as fair value for short-term and transitional accounts, such as spot exchange, and unpaid/uncollected domestic exchange of payments, and for the remaining financial instruments, the present value of the contractual cash flows at a discount rate which considered residual risk at the market interest rate is calculated as a fair value.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3.   Financial risk management (continued)

3-4.   Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2024 and 2023, are as follows:

		December 31, 2024				
		Book value				
		Balance	**Unamortized balance**	**Allowance**	**Total**	**Fair value**
Assets						
Cash and due from banks:						
Cash	₩	2,119,821	-	-	2,119,821	2,119,821
Due from banks		23,056,249	-	(2,399)	23,053,850	23,053,850
Loans at amortized cost:						
Household loans		140,013,807	514,700	(419,171)	140,109,336	140,760,034
Corporate loans		204,899,117	90,051	(1,264,336)	203,724,832	205,156,087
Public and other loans		5,079,142	(651)	(34,802)	5,043,689	5,085,776
Loans to bank		2,703,223	-	(5,951)	2,697,272	2,706,723
Securities at amortized cost:						
Government bonds		16,935,197	-	(757)	16,934,440	17,148,372
Financial institutions bonds		3,462,746	-	(1,316)	3,461,430	3,500,603
Corporate bonds and others		6,618,772	-	(2,838)	6,615,934	6,628,967
Other financial assets		15,897,088	(42,819)	(351,229)	15,503,040	15,850,225
	₩	420,785,162	561,281	(2,082,799)	419,263,644	422,010,458
Liabilities						
Deposits:						
Demand deposits	₩	149,579,120	-	-	149,579,120	149,579,120
Time deposits		205,738,447	-	-	205,738,447	206,062,504
Negotiable certificates of deposits		8,232,800	-	-	8,232,800	8,296,609
Note discount deposits		7,624,787	-	-	7,624,787	7,624,245
Cash management account (CMA)		4,451,561	-	-	4,451,561	4,451,561
Others		14,469	-	-	14,469	14,468
Borrowings:						
Call money		711,465	-	-	711,465	711,465
Bill sold		8,872	-	-	8,872	8,831
Bonds sold under repurchase agreements		1,643	-	-	1,643	1,643
Borrowings		21,118,370	(1,588)	-	21,116,782	21,196,217
Debt securities issued:						
Debt securities issued in Korean won		33,492,221	(56,871)	-	33,435,350	33,501,100
Debt securities issued in foreign currencies		10,126,293	(36,941)	-	10,089,352	10,220,729
Other financial liabilities		27,961,724	(38,885)	-	27,922,839	27,886,447
	₩	469,061,772	(134,285)	-	468,927,487	469,554,939

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2024 and 2023, are as follows: (continued)

		December 31, 2023				
		Book value				
		Balance	**Unamortized balance**	**Allowance**	**Total**	**Fair value**
Assets						
Cash and due from banks:						
Cash	₩	2,009,999	-	-	2,009,999	2,009,999
Due from banks		20,327,154	-	(4,111)	20,323,043	20,323,042
Loans at amortized cost:						
Household loans		130,060,062	393,973	(369,187)	130,084,848	130,300,800
Corporate loans		180,224,951	87,659	(1,404,651)	178,907,959	180,254,033
Public and other loans		4,247,228	(4,545)	(26,669)	4,216,014	4,253,065
Loans to bank		3,861,881	-	(8,453)	3,853,428	3,858,302
Securities at amortized cost:						
Government bonds		17,500,668	-	(890)	17,499,778	17,428,026
Financial institutions bonds		5,346,035	-	(1,601)	5,344,434	5,383,575
Corporate bonds and others		6,065,999	-	(2,918)	6,063,081	5,975,323
Other financial assets		17,747,753	(42,073)	(313,458)	17,392,222	17,684,652
	₩	387,391,730	435,014	(2,131,938)	385,694,806	387,470,817
Liabilities						
Deposits:						
Demand deposits	₩	141,682,136	-	-	141,682,136	141,682,136
Time deposits		175,815,317	-	-	175,815,317	176,080,482
Negotiable certificates of deposits		9,640,840	-	-	9,640,840	9,685,453
Note discount deposits		7,664,701	-	-	7,664,701	7,664,012
CMA		4,950,392	-	-	4,950,392	4,950,392
Others		15,684	-	-	15,684	15,682
Borrowings:						
Call money		1,331,301	-	-	1,331,301	1,331,301
Bill sold		11,252	-	-	11,252	11,208
Bonds sold under repurchase agreements		3,994,125	-	-	3,994,125	3,994,125
Borrowings		20,362,142	(1,909)	-	20,360,233	20,419,882
Debt securities issued:						
Debt securities issued in Korean won		26,245,245	(27,731)	-	26,217,514	26,157,147
Debt securities issued in foreign currencies		8,341,959	(29,416)	-	8,312,543	8,342,048
Other financial liabilities		33,499,086	(45,246)	-	33,453,840	33,431,569
	₩	433,554,180	(104,302)	-	433,449,878	433,765,437

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3.   Financial risk management (continued)

3-4.   Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the separate statements of financial position as of December 31, 2024 and 2023, are as follows:

		December 31, 2024			
		Level 1	Level 2	Level 3	Total
Assets					
Cash and due from banks:					
Cash	₩	2,119,821	-	-	2,119,821
Due from banks		-	23,053,850	-	23,053,850
Loans at amortized cost:					
Household loans		-	-	140,760,034	140,760,034
Corporate loans		-	-	205,156,087	205,156,087
Public and other loans		-	-	5,085,776	5,085,776
Loans to bank		-	327,630	2,379,093	2,706,723
Securities at amortized cost:					
Government bonds		7,975,228	9,173,144	-	17,148,372
Financial institutions bonds		331,421	3,169,182	-	3,500,603
Corporate bonds and others		-	6,628,967	-	6,628,967
Other financial assets		-	12,647,246	3,202,979	15,850,225
	₩	10,426,470	55,000,019	356,583,969	422,010,458
Liabilities					
Deposits:					
Demand deposits	₩	-	149,579,120	-	149,579,120
Time deposits		-	-	206,062,504	206,062,504
Negotiable certificates of deposits		-	-	8,296,609	8,296,609
Note discount deposits		-	-	7,624,245	7,624,245
CMA		-	4,451,561	-	4,451,561
Others		-	-	14,468	14,468
Borrowings:					
Call money		-	711,465	-	711,465
Bill sold		-	-	8,831	8,831
Bonds sold under repurchase agreements		-	-	1,643	1,643
Borrowings		-	-	21,196,217	21,196,217
Debt securities issued:					
Debt securities issued in Korean won		-	31,908,251	1,592,849	33,501,100
Debt securities issued in foreign currencies		-	10,220,729	-	10,220,729
Other financial liabilities		-	9,648,220	18,238,227	27,886,447
	₩	-	206,519,346	263,035,593	469,554,939

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3.   Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the separate statements of financial position as of December 31, 2024 and 2023, are as follows: (continued)

		December 31, 2023			
		Level 1	Level 2	Level 3	Total
Assets					
Cash and due from banks:					
Cash	₩	2,009,999	-	-	2,009,999
Due from banks		-	20,323,042	-	20,323,042
Loans at amortized cost:					
Household loans		-	-	130,300,800	130,300,800
Corporate loans		-	-	180,254,033	180,254,033
Public and other loans		-	-	4,253,065	4,253,065
Loans to bank		-	1,139,824	2,718,478	3,858,302
Securities at amortized cost:					
Government bonds		7,029,533	10,398,493	-	17,428,026
Financial institutions bonds		2,005,877	3,377,698	-	5,383,575
Corporate bonds and others		-	5,975,323	-	5,975,323
Other financial assets		-	14,254,827	3,429,825	17,684,652
	₩	11,045,409	55,469,207	320,956,201	387,470,817
Liabilities					
Deposits:					
Demand deposits	₩	-	141,682,136	-	141,682,136
Time deposits		-	-	176,080,482	176,080,482
Negotiable certificates of deposits		-	-	9,685,453	9,685,453
Note discount deposits		-	-	7,664,012	7,664,012
CMA		-	4,950,392	-	4,950,392
Others		-	-	15,682	15,682
Borrowings:					
Call money		-	1,331,301	-	1,331,301
Bill sold		-	-	11,208	11,208
Bonds sold under repurchase agreements		-	-	3,994,125	3,994,125
Borrowings		-	-	20,419,882	20,419,882
Debt securities issued:					
Debt securities issued in Korean won		-	24,796,682	1,360,465	26,157,147
Debt securities issued in foreign currencies		-	8,342,048	-	8,342,048
Other financial liabilities		-	18,473,058	14,958,511	33,431,569
	₩	-	199,575,617	234,189,820	433,765,437

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2024 and 2023, are as follows:

		December 31, 2024			
Level	Type of financial instruments	Fair value (*)		Valuation technique	Inputs
Level 2	Securities at amortized cost	₩	18,971,293		Discount rate
Level 3	Loans at amortized cost		353,380,990	Discounted cash flow	Discount rate, Credit spread, Prepayment rate
	Other financial assets		3,202,979		Discount rate
		₩	375,555,262		
Level 2	Debt securities issued	₩	42,128,980		Discount rate
Level 3	Deposits (*)		221,936,577		Discount rate
	Borrowings (*)		14,751,790		Discount rate
	Debt securities issued		1,592,849	Discounted cash flow	Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		18,238,227		Discount rate
		₩	298,648,423		

(*) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and where the carrying amount is disclosed at fair value.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2024 and 2023, are as follows: (continued)

Level	Type of financial instrument		December 31, 2023 Fair value (*)	Valuation technique	Inputs
Level 2	Securities at amortized cost	₩	19,751,514	Discounted cash flow	Discount rate
Level 3	Loans at amortized cost		317,526,376		Discount rate, Credit spread, Prepayment rate
	Other financial assets		3,429,825		Discount rate
		₩	340,707,715		
Level 2	Debt securities issued	₩	33,138,730	Discounted cash flow	Discount rate
Level 3	Deposits (*)		192,553,065		Discount rate
	Borrowings (*)		14,386,841		Discount rate
	Debt securities issued		1,360,465		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		14,958,511		Discount rate
		₩	256,397,612		

(*) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and where the carrying amount is disclosed at fair value.

(c) Deferred transaction date gain or loss

The changes in transaction date (Day 1) gain and loss that occurred at the initial recognition of financial instruments measured at fair value for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024			
		Beginning balance	New transaction	Profit and loss recognition	Ending balance
Equity options	₩	48	1,196	(286)	958

		December 31, 2023			
		Beginning balance	New transaction	Profit and loss recognition	Ending balance
Equity options	₩	160	-	(112)	48

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(d) Classification by category of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets as of December 31, 2024 and 2023, are as follows:

		December 31, 2024				
		Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets designated at FVTOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets							
Due from banks	₩	-	-	-	23,053,850	-	23,053,850
Securities at FVTPL		25,892,162	-	-	-	-	25,892,162
Derivative assets		7,342,354	-	-	-	57,685	7,400,039
Loans at FVTPL		745,412	-	-	-	-	745,412
Loans at amortized cost		-	-	-	351,575,129	-	351,575,129
Securities at FVTOCI		-	49,768,020	1,328,373	-	-	51,096,393
Securities at amortized cost		-	-	-	27,011,804	-	27,011,804
Other financial assets		-	-	-	15,503,040	-	15,503,040
	₩	33,979,928	49,768,020	1,328,373	417,143,823	57,685	502,277,829

		Financial instruments at FVTPL				
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities						
Deposits	₩	-	-	375,641,186	-	375,641,186
Financial liabilities at FVTPL		597,058	-	-	-	597,058
Financial liabilities designated at FVTPL		-	261,299	-	-	261,299
Derivative liabilities		6,951,179	-	-	579,563	7,530,742
Borrowings		-	-	21,838,763	-	21,838,763
Debt securities issued		-	-	43,524,701	-	43,524,701
Other financial liabilities		-	-	27,922,838	-	27,922,838
	₩	7,548,237	261,299	468,927,488	579,563	477,316,587

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3.   Financial risk management (continued)

3-4.   Measurement of fair value (continued)

(d) Classification by category of financial instruments (continued)

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets as of December 31, 2024 and 2023, are as follows: (continued)

		December 31, 2023				
		Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets designated at FVTOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets							
Due from banks	₩	-	-	-	20,323,042	-	20,323,042
Securities at FVTPL		23,494,168	-	-	-	-	23,494,168
Derivative assets		3,196,803	-	-	-	65,787	3,262,590
Loans at FVTPL		515,564	-	-	-	-	515,564
Loans at amortized cost		-	-	-	317,062,249	-	317,062,249
Securities at FVTOCI		-	48,381,789	1,248,931	-	-	49,630,720
Securities at amortized cost		-	-	-	28,907,293	-	28,907,293
Other financial assets		-	-	-	17,392,222	-	17,392,222
	₩	27,206,535	48,381,789	1,248,931	383,684,806	65,787	460,587,848

		Financial instruments at FVTPL				
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities						
Deposits	₩	-	-	339,769,070	-	339,769,070
Financial liabilities at FVTPL		419,342	-	-	-	419,342
Financial liabilities designated at FVTPL		-	254,832	-	-	254,832
Derivative liabilities		2,904,865	-	-	614,218	3,519,083
Borrowings		-	-	25,696,911	-	25,696,911
Debt securities issued		-	-	34,530,057	-	34,530,057
Other financial liabilities		-	-	33,453,840	-	33,453,840
	₩	3,324,207	254,832	433,449,878	614,218	437,643,135

There are no financial instruments that are reclassified between categories of financial instruments for the years ended December 31, 2024 and 2023.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(e) Financial income and expense by category for the years ended December 31, 2024 and 2023 are as follows:

		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
		December 31, 2024					
Due from banks	₩	225,611	-	2,207	-	227,818	-
Securities at FVTPL		671,105	11,009	-	362,977	1,045,091	-
Securities at FVTOCI		1,574,388	17,193	(463)	154,027	1,745,145	487,917
Securities at amortized cost		917,143	-	349	(41)	917,451	-
Loans at FVTPL		32,625	-	-	80,795	113,420	-
Loans at amortized cost		16,140,484	106,225	(334,807)	(59,422)	15,852,480	-
Other financial assets		106,826	162,694	8,417	4,626	282,563	-
Financial liabilities at FVTPL		-	27	-	(157,760)	(157,733)	-
Financial liabilities designated at FVTPL		(13,292)	-	-	(6,466)	(19,758)	-
Financial liabilities at amortized cost		(12,003,733)	(59)	-	(38,347)	(12,042,139)	(69,202)
Net derivatives held for hedging		-	-	-	63,475	63,475	-
Allowance for off-balance sheet items		-	-	15,729	-	15,729	-
	₩	7,651,157	297,089	(308,568)	403,864	8,043,542	418,715

		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
		December 31, 2023					
Due from banks	₩	172,424	-	2,561	-	174,985	-
Securities at FVTPL		583,967	12,731	-	627,348	1,224,046	-
Securities at FVTOCI		1,258,312	17,090	3,476	76,058	1,354,936	1,102,268
Securities at amortized cost		813,886	-	1,669	(107)	815,448	-
Loans at FVTPL		29,249	-	-	45,444	74,693	-
Loans at amortized cost		15,621,318	74,577	(692,657)	18,367	15,021,605	-
Other financial assets		94,661	112,106	(15,854)	4,212	195,125	-
Financial liabilities at FVTPL		-	(45)	-	(56,772)	(56,817)	-
Financial liabilities designated at FVTPL		(9,804)	-	-	2,495	(7,309)	-
Financial liabilities at amortized cost		(11,183,367)	(589)	-	(281,813)	(11,465,769)	(9,171)
Net derivatives held for hedging		-	-	-	282,821	282,821	-
Allowance for off-balance sheet items		-	-	(29,107)	-	(29,107)	-
	₩	7,380,646	215,870	(729,912)	718,053	7,584,657	1,093,097

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

3. **Financial risk management (continued)**

3-5. **Capital risk management**

In response to the increased risk of financial institutions following financial deregulation in the 1980s, capital regulations applicable to banks are adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk. Since the initial Basel Capital Accord was introduced, capital regulations have evolved in a way that better reflects the risk of the bank. To improve risk management and increasing capital adequacy of banks, Basel Committee on Bank Supervision (BCBS) prepared and announced new Basel Capital Accord (Basel III), and capital adequacy standards based on Basel III is implemented by *Regulation on Supervision of Banking Business* beginning on December 1, 2013. Under these regulations, all domestic banks including the Bank are required to maintain a certain ratio or higher of the common stock capital ratio, basic capital ratio, and total equity capital ratio step by step from the effective date and report whether the Bank meets the capital adequacy ratio to the Financial Supervisory Service according to banking-related legislation.

Under *the Regulation on Supervision of Banking Business*, the regulatory capital of a bank is divided into two categories.

(a) Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)

i) Common equity Tier 1 capital: Common equity Tier 1 capital that can be compensated firstly and lastly at the time of bank liquidation and is not repaid except at the time of liquidation, including common stock, capital surplus, accumulated other comprehensive income, other capital surplus, capital adjustment, and part of the non-controlling interests of the Bank's subsidiaries.

ii) Other Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

(b) Tier 2 capital (Supplementary capital)

The Bank includes capital securities that meet the recognition requirements to compensate for the Bank's losses upon liquidation. This includes some of the associated capital surplus and the amount of external investors' holdings of supplementary capital issued by subsidiaries. Also, it includes the provisions that meet Basel III requirements.

The Bank calculates the ratio of equity capital by dividing the equity capital (the amount deducted from the sum of the above basic capital and supplementary capital) into risk-weighted assets. Risk weighted assets are calculated by applying higher weights to reflect the actual risk of the Bank. It comprises the sum of credit risk weighted assets, operational risk weighted assets, market risk weighted assets and additional risk assets.

The Bank evaluates and manages the capital adequacy ratio pursuant to internally developed standards. It means that the Bank assesses whether the level on ratio of available capital to economic capital is sufficient, or not. The Bank manages the economic adequacy by the amount of each risk type including credit, market, operation, interest rate, liquidity, concentration, and foreign currency settlement risk, as well as the total amounts of all of those risk types.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3.   **Financial risk management (continued)**

3-5. **Capital risk management (continued)**

Details of capital categories and the capital adequacy ratio of the Bank as of December 31, 2024 and 2023 are as follows:

Category		December 31, 2024	December 31, 2023
Capital:			
Common equity Tier 1 capital	₩	31,767,359	29,029,531
Additional Tier 1 capital		2,088,605	1,988,535
Tier 1 capital		33,855,964	31,018,066
Tier 2 capital		5,097,802	4,882,409
	₩	38,953,766	35,900,475
Risk-weighted assets (*)			
Credit risk-weighted assets	₩	193,160,299	170,786,341
Market risk-weighted assets		10,429,546	11,810,088
Operating risk-weighted assets		17,976,098	15,988,517
	₩	221,565,943	198,584,946
Capital adequacy ratio:			
Common equity Tier 1 capital ratio		14.34%	14.62%
Tier 1 capital ratio		15.28%	15.62%
Tier 2 capital ratio		2.30%	2.46%
Total capital ratio		17.58%	18.08%

(*) The additional risk weighted assets resulting from the insufficient capital under capital floor is included in credit risk-weighted assets.

The criteria for capital adequacy to be complied with by the Banks are 8.0% or more of the total equity capital ratio, 6.0% or higher of the basic capital ratio, and 4.5% or more of the common stock capital ratio. In addition, the minimum regulatory BIS capital ratio required to be observed from 2019 has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation buffer (2.5%p) and Domestic Systemically Important Banks (D-SIB) buffer (1.0%p) and countercyclical capital buffer (2.5%p) to the existing lowest common equity capital ratio and countercyclical capital buffer can be charged up to 2.5%p during credit expansion period. As of December 31, 2024, the minimum regulatory BIS capital ratio to be observed is 12.5%, which is the standard for applying capital conservation buffer (2.5%p), D-SIB buffer (1.0%p), and countercyclical capital buffer (1%p).

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. **Financial risk management (continued)**

3-6. Transaction as a transfer of financial instrument

(a) Transferred financial instruments that are not derecognized

i) Bonds sold under repurchase agreements at a fixed price as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	**December 31, 2023**
Transferred assets:			
Securities at FVTOCI	₩	40,774	758,429
Securities at amortized cost		181,030	3,622,838
	₩	221,804	4,381,267
Associated liabilities:			
Bonds sold under repurchase agreements	₩	1,643	3,994,125

ii) Securities lending

When the Group lends securities held, the ownership of the securities is transferred, but since the securities must be returned at the end of the lending period, the Group continues to recognize the entire loaned securities as it retains most of the risks and benefits of the securities. Securities loaned as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023	Lender
Securities at FVTOCI:				
Government bonds	₩	2,551,051	3,689,953	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		552,103	60,693	Korea Securities Finance Corp., Korea Securities Depository
Securities at amortized cost:				
Government bonds		2,093,011	1,570,134	Korea Securities Finance Corp., Korea Securities Depository NH Investment & Securities Co., Ltd.
Financial institutions bonds		-	289,987	Korea Securities Finance Corp., Korea Securities Depository
	₩	5,196,165	5,610,767	

(b) Financial instruments that are qualified for derecognition but under continuing involvement.

There is no financial instrument that meets the conditions of derecognition and in which the Bank has continuing involvement as of December 31, 2024 and 2023.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2024 and 2023 are as follows:

				December 31, 2024			
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received	
Financial assets							
Derivative assets (*1)	₩	7,395,743	-	7,395,743			
Other financial assets (*1)		8,653,130	-	8,653,130	11,545,677	86,895	4,416,301
Bonds sold under repurchase agreements related collateral of securities (*2)		2,039,147	-	2,039,147	1,643	-	2,037,504
Bonds purchased under resale agreement (Loans) (*2)		4,189,902	-	4,189,902	3,990,484	-	199,418
Securities lent (*2)		5,196,165	-	5,196,165	5,196,165	-	-
Domestic exchange settlements receivables (*3)		39,237,712	34,502,696	4,735,016	-	-	4,735,016
Receivable from disposal of securities, etc. (*4)		13,524	3,407	10,117	-	-	10,117
	₩	66,725,323	34,506,103	32,219,220	20,733,969	86,895	11,398,356
Financial liabilities							
Derivative liabilities (*1)	₩	7,519,349	-	7,519,349			
Other financial liabilities (*1)		7,569,264	-	7,569,264	12,128,596	-	2,960,017
Bonds sold under repurchase agreements (Borrowings) (*2)		1,643	-	1,643	1,643	-	-
Domestic exchange settlement payables (*3)		36,240,510	34,502,696	1,737,814	1,737,814	-	-
Payable from purchase of securities, etc. (*4)		3,831	3,407	424	424	-	-
	₩	51,334,597	34,506,103	16,828,494	13,868,477	-	2,960,017

(*1) The Bank has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to master netting agreements.

(*3) The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of 'Central Counter Party ("CCP")' system is included in the amount.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

3. Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities (continued)

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2024 and 2023 are as follows: (continued)

		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received	
December 31, 2023							
Financial assets							
Derivative assets (*1)	₩	3,238,888	-	3,238,888			
Other financial assets (*1)		10,177,799	-	10,177,799	11,825,025	26,461	1,565,201
Bonds sold under repurchase agreements related collateral of securities (*2)		4,303,641	-	4,303,641	3,951,190	-	352,451
Bonds purchased under resale agreement (Loans) (*2)		2,261,833	-	2,261,833	2,261,833	-	-
Securities lent (*2)		5,517,009	-	5,517,009	5,517,009	-	-
Domestic exchange settlements receivables (*3)		47,413,117	42,479,436	4,933,681	-	-	4,933,681
Receivable from disposal of securities, etc. (*4)		24,811	2,210	22,601	-	-	22,601
	₩	72,937,098	42,481,646	30,455,452	23,555,057	26,461	6,873,934
Financial liabilities							
Derivative liabilities (*1)	₩	3,485,240	-	3,485,240			
Other financial liabilities (*1)		8,987,816	-	8,987,816	11,623,905	-	849,151
Bonds sold under repurchase agreements (Borrowings) (*2)		3,994,125	-	3,994,125	3,951,190	-	42,935
Domestic exchange settlement payables (*3)		51,633,147	42,479,436	9,153,711	9,153,711	-	-
Payable from purchase of securities, etc. (*4)		2,728	2,210	518	518	-	-
	₩	68,103,056	42,481,646	25,621,410	24,729,324	-	892,086

(*1) The Bank has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to master netting agreements.

(*3) The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of 'Central Counter Party ("CCP")' system is included in the amount.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023

4. **Significant estimates and judgments**

The preparation of separate financial statements requires the application of certain critical estimates and judgments relative to the future. Management's estimated outcomes may differ from actual outcomes. The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a) Income taxes

In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes.   The Bank has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.   However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Bank determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowances for loan losses, guarantees and unused loan commitments

The Bank determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVTOCI and recognizes provisions for guarantees and unused loan commitments through impairment testing. The accuracy of allowances for credit losses is determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(d) Defined benefit liabilities

The present value of defined benefit liabilities can vary depending on various factors determined by actuarial methods. Assumptions used to determine the net cost (benefit) of pensions include discount rates, and changes in these assumptions will affect the book value of defined benefit liabilities. The Bank determines appropriate discount rates every six months. These rates represent the interest rates that should be used to determine the present value of estimated future cash outflows expected to occur upon settlement of defined benefit liabilities. The entity expresses pensions in the currency in which they are paid and considers yields on high-quality corporate bonds with maturities similar to those of the related pension liabilities when determining appropriate discount rates. Other significant assumptions related to defined benefit liabilities are based on certain current market situations.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

5. **Cash and due from banks**

(a) Cash and due from banks as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Cash	₩	2,119,821	2,009,999
Deposits in Korean won:			
Reserve deposits		11,420,315	10,732,094
Others		1,633	1,924
		11,421,948	10,734,018
Deposits in foreign currencies:			
Deposits		11,372,817	8,744,971
Time deposits		63,700	314,151
Others		197,785	534,013
		11,634,302	9,593,135
Allowance for impairment		(2,400)	(4,110)
	₩	25,173,671	22,333,042

(b) Restricted due from banks as of December 31, 2024 and 2023, are as follows:

Classification		December 31 2024	December 31 2023	The laws of evidence, etc.
Deposits in Korean won:				
Reserve deposits	₩	11,420,315	10,732,094	Article 55 of the Bank of Korea Act
Others		254	627	Article 387 of Capital Market Act of Korea Act, etc.
		11,420,569	10,732,721	
Deposits in foreign currencies:				
Deposits		9,149,734	5,655,003	Article 55 of the Bank of Korea Act, etc.
Time deposits		58,800	51,576	New York State Banking Law
Others		20,757	17,183	Derivative contract
		9,229,291	5,723,762	
	₩	20,649,860	16,456,483	

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

6. **Securities at fair value through profit or loss**

Securities at FVTPL as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Debt securities:			
Government bonds	₩	2,756,034	301,280
Financial institution bonds		802,014	3,157,785
Corporate bonds		2,017,175	843,100
Bills bought		8,867,070	7,386,455
CMA		2,641,740	4,896,472
Beneficiary Certificates		5,908,121	4,470,152
Others		2,560,803	2,141,113
		25,552,957	23,196,357
Equity securities:			
Stocks		210,908	194,105
Gold/Silver deposits		128,297	103,706
	₩	25,892,162	23,494,168

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

7. **Derivatives**

(a) The notional amounts of derivatives as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Foreign currency related			
Over the counter:			
Currency forwards	₩	134,022,512	118,501,431
Currency swaps		57,751,153	43,141,907
Currency options		2,182,530	1,244,696
Exchange traded:			
Currency futures		44,100	38,682
		194,000,295	162,926,716
Interest rates related			
Over the counter:			
Interest rate forwards		1,635,157	205,451
Interest rate swaps		43,976,810	32,049,963
Interest rate options		810,000	470,000
Exchange traded:			
Interest rate futures		1,569,573	654,794
Interest rate swaps (*)		68,109,834	44,929,609
		116,101,374	78,309,817
Equity related			
Over the counter:			
Equity options		324,938	207,508
Exchange traded:			
Equity futures		38,532	15,789
Equity options		26,875	2,494
		390,345	225,791
Commodity related			
Over the counter:			
Commodity swaps and forwards		287,531	160,445
Hedge			
Fair value hedge:			
Interest rate swaps		10,347,033	10,112,789
	₩	321,126,578	251,735,558

(*) The notional amounts of derivatives which is settled in the 'Central Counter Party ("CCP")' system.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

7. **Derivatives (continued)**

(b) Fair values of derivatives as of December 31, 2024 and 2023, are as follows:

		December 31, 2024		December 31, 2023	
		Assets	Liabilities	Assets	Liabilities
Foreign currency related					
Over the counter:					
Currency forwards	₩	4,611,102	2,652,698	1,364,895	1,193,089
Currency swaps		2,299,924	3,909,937	1,408,782	1,232,622
Currency options		24,230	25,700	12,621	13,065
		6,935,256	6,588,335	2,786,298	2,438,776
Interest rates related					
Over the counter:					
Interest rate forwards		14,636	72,358	-	15,907
Interest rate swaps		391,594	252,208	406,374	430,503
Interest rate options		-	28,806	-	17,005
Exchange traded:					
Interest rate futures		666	161	1,097	982
		406,896	353,533	407,471	464,397
Equity related					
Over the counter:					
Equity options		49	4,133	30	1,636
Exchange traded:					
Equity futures		62	193	-	54
Equity options		91	33	-	2
		202	4,359	30	1,692
Commodity related					
Over the counter:					
Commodity swaps and forwards		-	4,952	3,004	-
Hedge					
Fair value hedge:					
Interest rate swaps		57,685	579,563	65,787	614,218
	₩	7,400,039	7,530,742	3,262,590	3,519,083

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

7. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024		December 31, 2023	
		Gain	Loss	Gain	Loss
Foreign currency related					
Over the counter:					
Currency forwards	₩	4,564,756	2,710,574	1,092,988	1,049,017
Currency swaps		1,897,680	3,669,481	518,560	383,022
Currency options		22,156	17,700	7,435	6,043
		6,484,592	6,397,755	1,618,983	1,438,082
Interest rates related					
Over the counter:					
Interest rate forwards		14,636	59,591	-	15,907
Interest rate swaps		295,837	128,008	306,357	166,006
Interest rate options		6,426	7,427	1,927	4,994
Exchange traded:					
Interest rate futures		666	161	1,097	983
		317,565	195,187	309,381	187,890
Equity related					
Over the counter:					
Equity options		10,015	23	2,141	162
Exchange traded:					
Equity futures		62	193	-	54
Equity options		192	-	7	-
		10,269	216	2,148	216
Commodity related					
Over the counter:					
Commodity swaps and forwards		-	4,952	3,004	-
Hedge					
Fair value hedge:					
Interest rate swaps		107,331	64,544	268,960	22,365
	₩	6,919,757	6,662,654	2,202,476	1,648,553

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023(In millions of Korean won)

7. Derivatives (continued)

(d) Hedge accounting

i) Purpose and strategy of hedge accounting

The Bank trades derivative financial instruments to hedge the interest rate risk and foreign exchange risk arising from the Bank's assets and liabilities. The Bank applies fair value risk hedge accounting using interest rate swaps to avoid the risk of changes in fair value due to changes in market interest rates on structured bonds in Korean won, foreign currency issued financial bonds, structured deposits in Korean won and foreign currency investment bonds. In addition, to avoid the risk of foreign currency exchange rate fluctuations at foreign operations, the Bank applies hedges of a net investment in a foreign operation that utilize non-derivative financial instruments.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2024 and 2023, are as follows:

		December 31, 2024						
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges								
Interest rate swaps	₩	356,897	1,595,538	1,402,345	1,913,382	909,489	4,169,382	10,347,033
Average price conditions (*1)		0.72%	1.04%	0.93%	1.10%	1.00%	0.34%	0.74%
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%
Hedge of net investments in foreign operations (*2)								
Debt securities issued in foreign currencies	₩	36,547	191,100	-	361,230	-	-	588,877
Average hedge ratio		100%	100%	-	100%	-	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,299.99 and AUD/KRW 877.18.

		December 31, 2023						
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges								
Interest rate swaps	₩	2,555,318	141,038	1,366,764	572,494	1,739,426	3,737,749	10,112,789
Average price conditions (*1)		0.48%	0.82%	1.04%	0.93%	1.11%	0.64%	0.75%
Average hedge ratio		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Hedge of net investments in foreign operations (*2)								
Debt securities issued in foreign currencies	₩	-	35,203	167,622	-	316,851	-	519,676
Average hedge ratio		-	100%	100%	-	100%	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,299.99 and AUD/KRW 877.18.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

7. **Derivatives (continued)**

(e) Impact of hedge accounting on the separate financial statements

i) Impact on hedging instruments in the separate statements of financial position as of December 31, 2024 and 2023, and separate statements of comprehensive income and separate statements of changes in equity for the years then ended are as follows:

			December 31, 2024				
			Separate statement of financial position			Separate statement of comprehensive income	
Fair value hedges			**Notional amounts**	**Derivative assets**	**Derivative liabilities**	**Debt securities issued**	**Other comprehensive loss for the period**	**Changes in Fair value for the period**
Interest rate risk	Interest rate swaps	₩	10,347,033	57,685	579,563	-	-	42,787
Hedge of net investments in foreign operations:								
Foreign exchange risk	Debt securities issued in foreign currencies		588,877	-	-	587,427	(69,202)	(69,202)
		₩	10,935,910	57,685	579,563	587,427	(69,202)	(26,415)

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

7.   Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements (continued)

i) Impact on hedging instruments in the separate statements of financial position as of December 31, 2024 and 2023, and separate statements of comprehensive income and separate statements of changes in equity for the years then ended are as follows (continued):

			December 31, 2023					
			Separate statement of financial position				Separate statement of comprehensive income	
Fair value hedges			**Notional amounts**	**Derivative assets**	**Derivative liabilities**	**Debt securities issued**	**Other comprehensive loss for the period**	**Changes in Fair value for the period**
Interest rate risk	Interest rate swaps	₩	10,112,789	65,787	614,218	-	-	246,595
Hedge of net investments in foreign operations:								
Foreign exchange risk	Debt securities issued in foreign currencies		519,676	-	-	517,810	(9,171)	(9,171)
		₩	10,632,465	65,787	614,218	517,810	(9,171)	237,424

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

7. **Derivatives (continued)**

(e) Impact of hedge accounting on the separate financial statements (continued)

ii) Impact on hedged items in the separate statements of financial position as of December 31, 2024 and 2023, and separate statements of comprehensive income and separate statements of changes in equity for the years ended December 31,2024 and 2023 are as follows:

		December 31, 2024						
		Separate statement of financial position			Separate statement of comprehensive income			
Hedging instruments		Securities at FVTOCI	Deposits	Debt securities issued	Other comprehensive income for the year	Fair value hedges adjusted accumulated amount	Changes in fair value for the year	Reserve of exchange differences on translation
Fair value hedges:								
Interest rate risk	Debt securities issued	₩ -	-	8,289,244	-	(439,401)	(27,716)	-
	Investment bonds	996,275	-	-	-	11,271	(5,514)	-
	Time deposits	-	878,434	-	-	(101,566)	(12,034)	-
		996,275	878,434	8,289,244	-	(529,696)	(45,264)	-
Hedge of net investments in foreign operations:								
Foreign exchange risk	Net investments in foreign operations	-	-	-	69,202	-	69,202	125,999
	₩	996,275	878,434	8,289,244	69,202	(529,696)	23,938	125,999

		December 31, 2023						
		Separate statement of financial position			Separate statement of comprehensive income			
Hedging instruments		Securities at FVTOCI	Deposits	Debt securities issued	Other comprehensive income for the year	Fair value hedges adjusted accumulated amount	Changes in fair value for the year	Reserve of exchange differences on translation
Fair value hedges:								
Interest rate risk	Debt securities issued	₩ -	-	8,407,471	-	(466,233)	(178,901)	-
	Investment bonds	685,340	-	-	-	41,643	12,381	-
	Time deposits	-	816,919	-	-	(113,081)	(74,446)	-
		685,340	816,919	8,407,471	-	(537,671)	(240,966)	-
Hedge of net investments in foreign operations:								
Foreign exchange risk	Net investments in foreign operations	-	-	-	9,171	-	9,171	56,797
	₩	685,340	816,919	8,407,471	9,171	(537,671)	(231,795)	56,797

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

7.   Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements (continued)

iii) The amounts recognized as gains or losses due to an ineffective portion of hedge for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024		
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*)
Fair value hedges:				
Interest rate swaps	₩	(45,264)	42,787	(2,477)
Hedge of net investments in foreign operations:				
Foreign exchange risk		69,202	(69,202)	-
	₩	23,938	(26,415)	(2,477)

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the separate statement of comprehensive income.

		December 31, 2023		
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*)
Fair value hedges:				
Interest rate swaps	₩	(240,966)	246,595	5,629
Hedge of net investments in foreign operations:				
Foreign exchange risk		9,171	(9,171)	-
	₩	(231,795)	237,424	5,629

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the separate statement of comprehensive income.

(f) The effects of quantifying the credit risk of derivatives mitigated by collateral held as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Deposits, securities, and etc.	₩	1,010,845	904,229

(g) Hedge relationships affected by an interest rate benchmark reform

The Standard requires exception to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate benchmark reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate benchmarks are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that the hedged item and the hedging instrument are based on do not change due to the effect of the interest rate index reform.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

8. **Loans**

(a) Details of loans as of December 31, 2024 and 2023 are as follows:

		December 31, 2024		December 31, 2023	
		Loans at amortized cost	Loans at FVTPL	Loans at amortized cost	Loans at FVTPL
Household loans	₩	140,013,808	-	130,060,062	-
Corporate loans		204,899,118	646,253	180,224,951	307,567
Public and other loans		5,079,142	99,159	4,247,228	207,997
Loans to banks		2,703,222	-	3,861,881	-
		352,695,290	745,412	318,394,122	515,564
Deferred loan origination costs and fees		604,100	-	477,087	-
		353,299,390	745,412	318,871,209	515,564
Less: Allowance for impairment		(1,724,261)	-	(1,808,960)	-
	₩	351,575,129	745,412	317,062,249	515,564

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

8. **Loans (continued)**

(b) Changes in allowance for impairment and book value

i) Changes in allowance for impairment of due from banks, loans at amortized cost and other assets for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024															
	Due from banks			Loans at amortized cost									Other assets			Total
				Household			Corporate			Others						
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		
		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired	
Beginning balance	₩ 3,987	123	-	107,206	153,707	108,275	549,031	648,169	207,450	17,414	10,369	7,339	296,339	4,331	12,786	2,126,526
Transfer to 12 month expected credit losses	18	(18)	-	35,583	(34,921)	(662)	95,952	(94,530)	(1,422)	85	(85)	-	745	(744)	(1)	-
Transfer to lifetime expected credit losses	-	-	-	(14,246)	40,195	(25,949)	(59,440)	64,901	(5,461)	(521)	521	-	(284)	298	(14)	-
Transfer to credit-impaired financial assets	-	-	-	(1,707)	(11,433)	13,140	(2,265)	(22,508)	24,773	-	(60)	60	(19)	(199)	218	-
Provision for (reversal of) allowance	(2,109)	(98)	-	(9,478)	25,204	149,003	(93,213)	(11,844)	263,970	(361)	6,001	5,524	(10,439)	(25)	2,047	324,182
Write-offs	-	-	-	-	-	(181,295)	-	-	(245,130)	-	-	(5,483)	-	-	(4,236)	(436,144)
Effect of discounting	-	-	-	-	-	(12,422)	-	-	(19,810)	-	-	-	-	-	-	(32,232)
Disposal of loans	-	-	-	-	(261)	(3,801)	-	(741)	(63,032)	-	(1)	(1,061)	-	(6)	(11,282)	(80,185)
Recoveries	-	-	-	-	-	82,478	-	-	35,047	-	-	487	-	-	1,056	119,068
Others (*)	492	5	-	412	92	50	4,600	6,888	(17,049)	527	-	-	60,657	-	-	56,674
Ending balance	₩ 2,388	12	-	117,770	172,583	128,817	494,665	590,335	179,336	17,144	16,745	6,866	346,999	3,655	574	2,077,889

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

8. **Loans (continued)**

(b) Changes in allowance for impairment and book value (continued)

i) Changes in allowance for impairment of due from banks, loans at amortized cost and other assets the years ended December 31, 2024 and 2023 are as follows: (continued)

		December 31, 2023														
						Loans at amortized cost										
		Due from banks			**Household**			**Corporate**			**Others**			**Other assets**			
		12-month expected credit losses	**Lifetime expected credit losses**		**12-month expected credit losses**	**Lifetime expected credit losses**		**12-month expected credit losses**	**Lifetime expected credit losses**		**12-month expected credit losses**	**Lifetime expected credit losses**		**12-month expected credit losses**	**Lifetime expected credit losses**		**Total**
			Not impaired	**Impaired**		**Not impaired**	**Impaired**		**Not impaired**	**Impaired**		**Not impaired**	**Impaired**		**Not impaired**	**Impaired**	
Beginning balance	₩	6,322	233	-	122,088	114,518	130,288	345,287	640,550	206,908	16,098	9,216	6,694	261,157	3,769	717	1,863,845
Transfer to 12 month expected credit losses		-	-	-	20,751	(20,433)	(318)	65,107	(65,032)	(75)	213	(213)	-	224	(224)	-	-
Transfer to lifetime expected credit losses		-	-	-	(19,487)	35,121	(15,634)	(47,067)	51,359	(4,292)	(305)	305	-	(230)	231	(1)	-
Transfer to credit-impaired financial assets		-	-	-	(2,327)	(15,649)	17,976	(1,809)	(17,743)	19,552	(7)	(25)	32	(21)	(182)	203	-
Provision for (reversal of) allowance (*1)		(2,450)	(112)	-	(13,852)	40,338	186,274	186,246	35,344	253,696	1,114	1,095	2,403	2,779	737	12,338	705,950
Write-offs		-	-	-	-	-	(273,952)	-	-	(237,130)	-	-	(2,127)	-	-	(445)	(513,654)
Effect of discounting		-	-	-	-	-	(11,425)	-	-	(19,897)	-	-	-	-	-	-	(31,322)
Disposal of loans		-	-	-	-	(177)	(1,885)	-	(240)	(52,857)	-	(9)	(115)	-	-	(178)	(55,461)
Recoveries		-	-	-	-	-	76,951	-	-	41,245	-	-	452	-	-	152	118,800
Others (*2)		115	2	-	33	(11)	-	1,267	3,931	300	301	-	-	32,430	-	-	38,368
Ending balance	₩	3,987	123	-	107,206	153,707	108,275	549,031	648,169	207,450	17,414	10,369	7,339	296,339	4,331	12,786	2,126,526

(*1) In order to respond to the end of the financial support program for COVID-19 and internal and external economic uncertainties, provision for allowance additionally accumulated during the current year is included. The Bank has set aside an additional provision of ₩233,898 million (including provisions for debt securities, provisions for off-balance sheet accounts, etc.) through expected credit loss measurement methodology, etc. and an additional provision of ₩132,874 million was set aside by reflecting additional expected losses on loans in moratorium of interest payments and moratorium of repayment for the year ended December 31, 2024.

(*2) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023(In millions of Korean won)

8. Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized costs and other assets the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024															
				Loans at amortized cost												
	Due from banks			Household			Corporate			Others			Other assets			
	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	Total
Beginning balance	₩ 20,325,699	1,454	-	121,291,567	8,748,236	414,231	147,551,645	32,044,910	716,056	7,253,138	826,981	24,445	17,552,413	137,025	16,240	356,904,040
Transfer to 12 month expected credit losses	56	(56)	-	2,630,933	(2,622,523)	(8,410)	6,753,996	(6,748,870)	(5,126)	30,878	(30,878)	-	29,343	(29,340)	(3)	-
Transfer to lifetime expected credit losses	-	-	-	(5,864,954)	5,920,963	(56,009)	(12,327,148)	12,349,327	(22,179)	(147,705)	147,705	-	(51,695)	51,724	(29)	-
Transfer to credit-impaired financial assets	-	-	-	(113,542)	(199,937)	313,479	(247,978)	(355,158)	603,136	(43)	(9,600)	9,643	(1,121)	(2,636)	3,757	-
Origination, recoveries, and others (*)	2,730,167	(1,070)	-	10,438,779	(130,348)	44,024	23,938,710	1,393,230	151,076	(373,537)	69,199	6,123	(1,808,710)	(24,092)	106,691	36,540,242
Write-offs	-	-	-	-	-	(181,295)	-	-	(245,130)	-	-	(5,483)	-	-	(4,236)	(436,144)
Disposal of loans	-	-	-	-	(2,706)	(93,981)	-	(39,158)	(522,170)	-	(410)	(18,742)	-	(726)	(120,337)	(798,230)
Ending balance	₩ 23,055,922	328	-	128,382,783	11,713,685	432,039	165,669,225	38,644,281	675,663	6,762,731	1,002,997	15,986	15,720,230	131,955	2,083	392,209,908

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

Notes to the Separate Financial Statements (Continued)

For the years ended December 31, 2024 and 2023
(In millions of Korean won)

8. Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized costs and other assets the years ended December 31, 2024 and 2023 are as follows: (continued)

	December 31, 2023															
	Due from banks			Loans at amortized cost												
				Household			Corporate			Others			Other assets			
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		Total
		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired	
Beginning balance	₩ 14,281,023	6,072	-	123,046,726	7,920,090	342,070	148,481,744	25,269,783	562,504	10,523,583	665,678	14,090	15,043,733	93,896	1,166	346,252,158
Transfer to 12 month expected credit losses	-	-	-	3,108,948	(3,102,929)	(6,019)	5,246,721	(5,245,628)	(1,093)	51,588	(51,588)	-	20,458	(20,458)	-	-
Transfer to lifetime expected credit losses	(2)	2	-	(5,029,971)	5,061,643	(31,672)	(12,254,295)	12,268,520	(14,225)	(154,268)	154,268	-	(43,557)	43,560	(3)	-
Transfer to credit-impaired financial assets	-	-	-	(136,550)	(183,015)	319,565	(291,462)	(326,391)	617,853	(476)	(6,139)	6,615	(1,339)	(2,075)	3,414	-
Origination, recoveries, and others (*)	6,044,678	(4,620)	-	302,414	(946,076)	143,020	6,368,937	85,951	248,498	(3,167,289)	65,262	8,017	2,533,118	22,107	13,926	11,717,943
Write-offs	-	-	-	-	-	(273,952)	-	-	(237,130)	-	-	(2,127)	-	-	(445)	(513,654)
Disposal of loans	-	-	-	-	(1,477)	(78,781)	-	(7,325)	(460,351)	-	(500)	(2,150)	-	(5)	(1,818)	(552,407)
Ending balance	₩ 20,325,699	1,454	-	121,291,567	8,748,236	414,231	147,551,645	32,044,910	716,056	7,253,138	826,981	24,445	17,552,413	137,025	16,240	356,904,040

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

(c) Changes in deferred loan origination costs for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Beginning balance	₩ 477,087	503,045
Loan origination	331,366	234,860
Amortization	(204,353)	(260,818)
Ending balance	₩ 604,100	477,087

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

9. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVTOCI and securities at amortized cost as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Securities at FVTOCI:			
Debt securities:			
Government bonds	₩	17,218,050	21,518,081
Financial institutions bonds		23,139,419	17,795,347
Corporate bonds		9,410,551	9,068,362
		49,768,020	48,381,790
Equity securities:			
Stocks		1,303,377	1,219,659
Others		24,996	29,271
		1,328,373	1,248,930
	₩	51,096,393	49,630,720
Securities at amortized cost:			
Debt securities:			
Government bonds	₩	16,935,197	17,500,668
Financial institutions bonds		3,462,746	5,346,035
Corporate bonds		6,618,772	6,065,999
		27,016,715	28,912,702
Allowance for impairment		(4,911)	(5,409)
	₩	27,011,804	28,907,293

Details of equity instruments designated at FVTOCI as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Marketable securities	₩	869,348	725,796
Non-marketable securities		434,029	493,863
Others		24,996	29,271
	₩	1,328,373	1,248,930

Above equity securities are equity securities designated as FVTOCI, and for the retention required by the policy, the option of measuring FVTOCI is exercised.

Cumulative net gains or losses reclassified in equity upon disposition of equity securities for the years ended December 31, 2024 and 2023 are ₩7,970 million and ₩(-)4,152 million and there are no cumulated gains or losses replaced by the reclassification of the account for the years ended December 31, 2024 and 2023, respectively.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

9. **Securities at fair value through other comprehensive income and securities at amortized cost (continued)**

(b) Gains and losses on disposal of securities at FVTOCI for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Gain on disposal of securities at FVTOCI	₩	100,830	22,206
Loss on disposal of securities at FVTOCI		(2,666)	(2,718)
	₩	98,164	19,488

The Bank disposed equity instruments that are measured at FVTOCI for debt-equity swap. At the time of disposal, fair value of equity instruments for the years ended December 31, 2024 and 2023 are ₩104,711 million and ₩56,872 million, and cumulative net gains or losses for the years ended December 31, 2024 and 2023 are ₩7,969 million and ₩(-)4,152 million, respectively.

(c) Gains and losses on disposal of securities at amortized cost for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Loss on disposal of securities at amortized cost	₩	(41)	(107)

Securities at amortized cost are sold due to the partial redemption of payables.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

9. **Securities at fair value through other comprehensive income and securities at amortized cost (continued)**

(d) Changes in allowance for credit loss and total carrying amount of securities at FVTOCI and securities at amortized cost

i) Changes in allowance for credit loss of securities at FVTOCI and securities at amortized cost for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024							
		Securities at FVTOCI				Securities at amortized cost			
		Lifetime expected credit losses				Lifetime expected credit losses			
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance	₩	18,641	876	-	19,517	5,409	-	-	5,409
Transfer to 12-month expected credit losses		14	(14)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-	-
Transfer to impaired financial assets		-	-	-	-	-	-	-	-
Provision (reversal)		1,249	(787)	-	462	(348)	-	-	(348)
Disposals and others (*)		(1,248)	12	-	(1,236)	(150)	-	-	(150)
Ending balance	₩	18,656	87	-	18,743	4,911	-	-	4,911

(*) Other changes are due to foreign exchange rate changes, etc.

		December 31, 2023							
		Securities at FVTOCI				Securities at amortized cost			
		Lifetime expected credit losses				Lifetime expected credit losses			
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance	₩	23,259	82	-	23,341	6,990	-	-	6,990
Transfer to 12-month expected credit losses		14	(14)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(111)	111	-	-	-	-	-	-
Transfer to impaired financial assets		-	-	-	-	-	-	-	-
Provision (reversal)		(4,172)	696	-	(3,476)	(1,669)	-	-	(1,669)
Disposals and others (*)		(349)	1	-	(348)	88	-	-	88
Ending balance	₩	18,641	876	-	19,517	5,409	-	-	5,409

(*) Other changes are due to foreign exchange rate changes, etc.

Notes to the Separate Financial Statements (Continued)

For the years ended December 31, 2024 and 2023
(In millions of Korean won)

9. **Securities at fair value through other comprehensive income and securities at amortized cost (continued)**

(d) Changes in allowance for credit loss and total carrying amount of securities at FVTOCI and securities at amortized cost (continued)

ii) Changes in carrying amount of securities at FVTOCI and securities at amortized cost for the years ended December 31, 2024 and 2023, are as follows:

		December 31, 2024							
		Securities at FVTOCI				Securities at amortized cost			
		Lifetime expected credit losses				Lifetime expected credit losses			
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance	₩	48,289,946	91,844	-	48,381,790	28,912,702	-	-	28,912,702
Transfer to 12-month expected credit losses		3,798	(3,798)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Net increase (decrease) in balance		1,413,546	(27,316)	-	1,386,230	(1,895,987)	-	-	(1,895,987)
Ending balance	₩	49,707,290	60,730	-	49,768,020	27,016,715	-	-	27,016,715

		December 31, 2023							
		Securities at FVTOCI				Securities at amortized cost			
		Lifetime expected credit losses				Lifetime expected credit losses			
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance	₩	46,501,080	67,085	-	46,568,165	27,088,289	-	-	27,088,289
Transfer to 12-month expected credit losses		18,873	(18,873)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(47,209)	47,209	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Net increase (decrease) in balance		1,817,202	(3,577)	-	1,813,625	1,824,413	-	-	1,824,413
Ending balance	₩	48,289,946	91,844	-	48,381,790	28,912,702	-	-	28,912,702

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

10. **Property and equipment**

(a) Details of property and equipment as of December 31, 2024 and 2023 are as follows:

		December 31, 2024		
		Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	1,285,550	-	1,285,550
Buildings		1,011,517	(528,343)	483,174
Right-of-use assets		963,863	(587,231)	376,632
Others		1,382,261	(1,161,188)	221,073
	₩	4,643,191	(2,276,762)	2,366,429

		December 31, 2023		
		Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	1,267,612	-	1,267,612
Buildings (*)		988,699	(474,563)	514,136
Right-of-use assets		903,391	(579,434)	323,957
Others		1,386,011	(1,137,555)	248,456
	₩	4,545,713	(2,191,552)	2,354,161

(*) ₩5 millions of government subsidy is deducted from book value.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

10. Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024				
		Land	**Buildings**	**Right-of-use assets**	**Others**	**Total**
Beginning balance	₩	1,267,612	514,136	323,957	248,456	2,354,161
Acquisitions (*1) (*2)		16,126	23,328	237,988	77,294	354,736
Disposals and write-offs (*3)		-	(39)	(9,707)	(1,345)	(11,091)
Depreciation		-	(53,307)	(179,474)	(103,937)	(336,718)
Amounts transferred to investment properties		1,284	(1,397)	-	-	(113)
Amounts transferred to non-current assets held for sale		528	511	-	-	1,039
Effects of foreign currency movements		-	(58)	3,868	605	4,415
Ending balance	₩	1,285,550	483,174	376,632	221,073	2,366,429

(*1) ₩24,894 million transferred from construction-in progress is included.
(*2) ₩2,559 million of provision for the asset retirement related to newly acquired assets is included.
(*3) ₩1,266 million of write-off is included.

		December 31, 2023				
		Land	**Buildings**	**Right-of-use assets**	**Others**	**Total**
Beginning balance	₩	1,298,835	463,275	285,191	307,510	2,354,811
Acquisitions (*1) (*2)		1,464	104,808	240,026	48,260	394,558
Disposals and write-offs (*3)		-	(621)	(16,930)	(556)	(18,107)
Depreciation		-	(50,230)	(184,101)	(106,811)	(341,142)
Amounts transferred to investment properties		(30,999)	(2,330)	-	-	(33,329)
Amounts transferred to non-current assets held for sale		(1,688)	(755)	-	-	(2,443)
Effects of foreign currency movements		-	(11)	(229)	53	(187)
Ending balance	₩	1,267,612	514,136	323,957	248,456	2,354,161

(*1) ₩82,140 million transferred from construction-in progress is included.
(*2) ₩6,413 million of provision for the asset retirement related to newly acquired assets is included.
(*3) ₩445 million of write-off is included.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

10. **Property and equipment (continued)**

(c) Insured assets and liability insurances as of December 31, 2024 are as follows:

Type of insurance	Insured assets	Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash & securities	₩ 20,000	Samsung Fire & Marine Insurance Co., Ltd. and 5 other insurance companies
Property insurance	Real estate & movable properties for business purpose etc.	915,259	Samsung Fire & Marine Insurance Co., Ltd., etc. and 4 other insurance companies
Burglary insurance	Cash & securities	60,000	Samsung Fire & Marine Insurance Co., Ltd., etc. and 3 other insurance companies
Compensation liability insurance for officers	-	50,000	Meritz Fire & Marine Insurance Co., Ltd., etc. and 6 other insurance companies
Compensation liability insurance for personal information protection	-	10,000	DB Insurance Co., Ltd.
Compensation liability insurance for electronic financial transaction	-	3,000	Samsung Fire & Marine Insurance Co., Ltd. and 1 other insurance companies
Compensation liability insurance for casualty	Real estate	1,000	Samsung Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for elevator accidents	-	80	Samsung Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for gas accident	-	500	Meritz Fire & Marine Insurance Co., Ltd.
		₩ 1,059,839	

Besides the insurances listed above, the Bank also has automobile liability insurance, medical insurance for employees, and casualty insurance for protecting property and employees.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

11. **Leases**

(a) Details of lease right-of-use assets by class of underlying asset of the lessee as of December 31, 2024 and 2023 are as follows:

		December 31, 2024		
		Acquisition cost	Accumulated depreciation	Book value
Real property	₩	882,871	(532,739)	350,132
Vehicle		46,594	(30,116)	16,478
Others		34,398	(24,376)	10,022
	₩	963,863	(587,231)	376,632

		December 31, 2023		
		Acquisition cost	Accumulated depreciation	Book value
Real property	₩	819,895	(525,496)	294,399
Vehicle		48,269	(28,464)	19,805
Others		35,227	(25,474)	9,753
	₩	903,391	(579,434)	323,957

(b) Changes in lease right-of-use assets for the years ended December 31, 2024 and 2023, are as follows:

		December 31, 2024			
		Real property	Vehicle	Others	Total
Beginning balance	₩	294,399	19,805	9,753	323,957
Acquisitions		224,641	8,133	5,214	237,988
Disposals		(5,871)	(3,126)	(710)	(9,707)
Depreciation		(166,886)	(8,353)	(4,235)	(179,474)
Effects of foreign currency movements		3,849	19	-	3,868
Ending balance	₩	350,132	16,478	10,022	376,632

		December 31, 2023			
		Real property	Vehicle	Others	Total
Beginning balance	₩	259,981	15,083	10,127	285,191
Acquisitions		219,147	15,491	5,388	240,026
Disposals		(13,490)	(2,253)	(1,187)	(16,930)
Depreciation		(171,010)	(8,516)	(4,575)	(184,101)
Effects of foreign currency movements		(229)	-	-	(229)
Ending balance	₩	294,399	19,805	9,753	323,957

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023(In millions of Korean won)

11. Leases (continued)

(c) Details of maturity of lease liabilities as of December 31, 2024 and 2023, are as follows:

		December 31, 2024						
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets								
Real property	₩	19,015	22,155	30,121	53,279	195,838	23,169	343,577
Vehicle		6,644	1,367	1,948	3,790	10,374	-	24,123
Others		629	569	1,070	1,974	6,741	-	10,983
	₩	26,288	24,091	33,139	59,043	212,953	23,169	378,683

		December 31, 2023						
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets								
Real property	₩	24,250	18,359	25,046	39,058	150,638	23,071	280,422
Vehicle		6,701	1,452	2,106	4,135	13,318	-	27,712
Others		614	619	1,175	2,160	6,027	-	10,595
	₩	31,565	20,430	28,327	45,353	169,983	23,071	318,729

The amounts shown above are classified by the earliest maturity dates on which the Bank's payment obligation arises based on undiscounted cash flows.

(d) For the years ended December 31, 2024 and 2023, the lease payment for the low value assets is ₩3,221 million and ₩3,637 million. Short-term lease payment does not exist.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

12. **Intangible assets**

(a) Details of intangible assets as of December 31, 2024 and 2023, are as follows:

	December 31, 2024	December 31, 2023
Software	₩ 96,969	115,231
Development cost	403,318	203,780
Memberships	45,653	45,616
Others	390,332	655,727
	₩ 936,272	1,020,354

(b) Changes in intangible assets for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024				
	Software	Development cost	Membership	Others	Total
Beginning balance	₩ 115,231	203,780	45,616	655,727	1,020,354
Acquisitions (*1)	21,694	287,527	-	(94,829)	214,392
Disposals	-	-	(17)	-	(17)
Impairment	-	(548)	-	-	(548)
Amortization (*2)	(39,990)	(87,441)	-	(170,620)	(298,051)
Effects of foreign currency movements	34	-	54	54	142
Ending balance (*3)	₩ 96,969	403,318	45,653	390,332	936,272

(*1) ₩165,761 million transferred from other intangible assets acquired and under development is included.
(*2) ₩170,364 million among amortization cost of other intangible assets is included in other operating expenses.
(*3) ₩286,515 million of other intangible assets is accounted for as account payables.

	December 31, 2023				
	Software	Development cost	Membership	Others	Total
Beginning balance	₩ 118,856	144,191	45,611	255,911	564,569
Acquisitions	38,075	108,870	-	564,572	711,517
Disposals	-	-	(5)	-	(5)
Impairment	(2,833)	-	-	-	(2,833)
Amortization (*1)	(38,868)	(49,281)	-	(164,767)	(252,916)
Effects of foreign currency movements	1	-	10	11	22
Ending balance (*2)	₩ 115,231	203,780	45,616	655,727	1,020,354

(*1) ₩164,492 million among amortization cost of other intangible assets is included in other operating expenses.
(*2) ₩418,784 million of other intangible assets is accounted for as account payables.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

13. **Investments in subsidiaries and associates**

(a) Investments in subsidiaries and associates as of December 31, 2024 and 2023, are as follows:

	Investees	Location	Reporting date	Industry sector	Ownership (%)		Book value	
					December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Subsidiaries	Shinhan Bank America	U.S.A	December 31	Banking	100.00	100.00	₩ 193,049	193,049
	Shinhan Bank Europe GmbH	Germany	December 31	Banking	100.00	100.00	78,606	78,606
	Shinhan Bank Cambodia	Cambodia	December 31	Banking	97.50	97.50	210,877	210,877
	Shinhan Kazakhstan Bank Limited	Kazakhstan	December 31	Banking	100.00	100.00	40,532	40,532
	Shinhan Bank Canada	Canada	December 31	Banking	100.00	100.00	79,695	79,695
	Shinhan Bank China Limited	China	December 31	Banking	100.00	100.00	355,443	355,443
	Shinhan Bank Japan	Japan	March 31	Banking	100.00	100.00	458,948	458,948
	Shinhan Bank Vietnam Ltd.	Vietnam	December 31	Banking	100.00	100.00	389,607	389,607
	Shinhan Bank Mexico	Mexico	December 31	Banking	99.99	99.99	97,468	97,468
	PT Bank Shinhan Indonesia	Indonesia	December 31	Banking	99.00	99.00	349,847	349,847
	Shinhan-Daesung Contents Fund	Korea	December 31	Investment	71.39	71.39	1,485	1,485
Associates	BNP Paribas Cardif Life Insurance Co., Ltd (*2)	Korea	December 31	Insurance	14.99	14.99	42,204	42,204
	KOREA FINANCE SECURITY (*2)	Korea	December 31	Other	14.91	14.91	3,448	3,448
	DOODOO LOGITECH (*1)	Korea	December 31	Other	27.96	27.96	-	-
	One Shinhan Future's Fund 1	Korea	December 31	Investment	27.78	27.78	1,354	1,594
	KST-SH Laboratory Investment Fund No.1	Korea	December 31	Investment	20.00	20.00	1,740	1,740
	One Shinhan Future's Fund 2	Korea	December 31	Investment	29.70	29.70	2,771	2,771
	One Shinhan Future's Fund 3	Korea	December 31	Investment	29.90	29.90	289	289
	One Shinhan Connect Fund 1	Korea	December 31	Investment	30.00	30.00	70,729	70,729
	One Shinhan Connect Fund 2	Korea	December 31	Investment	33.33	33.33	8,870	8,870
	Neoplux Technology Valuation Investment Fund	Korea	December 31	Investment	33.33	33.33	16	316
	MIEL Co., Ltd. (*1)	Korea	December 31	Other	28.77	28.77	-	-
	BACK DOO (*1)	Korea	December 31	Wholesale	25.90	25.90	-	-
	CHUNG UN (*1)	Korea	December 31	Manufacturing	22.53	22.53	-	-
	Jin Myeong Plus (*1)	Korea	December 31	Manufacturing	22.20	22.20	-	-

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

13. **Investments in subsidiaries and associates (continued)**

(a) Investments in subsidiaries and associates as of December 31, 2024 and 2023, are as follows (continued):

	Investees	Location	Reporting date	Industry sector	Ownership (%) December 31, 2024	Ownership (%) December 31, 2023	Book value December 31, 2024	Book value December 31, 2023
Associates	SEOKWANG T&I (*1)	Korea	December 31	Manufacturing	28.55	28.55	₩ -	-
	Korea Credit Bureau (*2)	Korea	December 31	Credit information	4.50	4.50	2,250	2,250
	Goduck Gangil1 PFV Co., Ltd (*2)	Korea	December 31	Real estate	1.04	1.04	50	50
	Goduck Gangil10 PFV Co., Ltd (*2)	Korea	December 31	Real estate	14.00	14.00	700	700
	SBC PFV Co., Ltd (*2)(*4)	Korea	December 31	Real estate	12.50	12.50	22,500	18,125
	DDI LVC Master Real Estate Investment Trust Co., Ltd. (*2)	Korea	December 31	Real estate	15.00	15.00	7,075	7,075
	Logisvalley Shinhan REIT Co., Ltd. (*2)	Korea	December 31	Real estate	14.95	14.95	2,925	2,925
	ICSF (The Korea's Information Center for Savings & Finance)	Korea	December 31	Service	32.26	32.26	156	156
	Shinhan-Albatross Technology Investment Fund	Korea	December 31	Investment	33.33	33.33	900	900
	Shinhan-Neoplux Energy Newbiz Fund	Korea	December 31	Investment	23.33	23.33	3,875	10,651
	Shinhan SKS Corporate Recovery Private Equity Fund	Korea	December 31	Investment	23.99	23.90	14,720	15,364
	BTS 2nd Private Equity Fund	Korea	December 31	Investment	20.00	20.00	8,146	5,226
	Shinhan global flagship venture fund 1	Korea	December 31	Investment	45.00	45.00	54,000	36,000
	One Shinhan Mezzanine Fund 1	Korea	December 31	Investment	46.51	46.51	20,000	10,000
	Shinhan hyper connect venture fund I	Korea	December 31	Investment	33.33	33.33	33,200	15,200
	Korea Digital Asset Custody (*8)	Korea	December 31	Service	-	9.77	-	505
	All Together Korea Fund 6 (*6)	Korea	December 31	Investment	99.98	99.98	5,384	5,227
	All Together Korea Fund 7 (*6)	Korea	December 31	Investment	99.98	99.98	5,384	5,227
	Shinhan hyper future's venture fund 1	Korea	December 31	Investment	29.90	29.90	2,022	319
	Shinhan Private Equity Fund II (*7)	Korea	December 31	Investment	26.09	26.09	1	34,456
	SONGPA BIZ CLUSTER PFV CO LTD (*2) (*3) (*5)	Korea	December 31	Real estate	14.40	-	7,200	-
	Techfin ratings Co., Ltd. (*3) (*9)	Korea	December 31	Service	45.00	-	27,000	-
	CASCADETECH INC (*1)	Korea	December 31	Manufacturing	20.27	-	-	-
	Credila Financial Services (*2) (*3) (*10)	India	March 31	Finance	10.93	-	250,270	-
							₩ 2,854,736	2,557,874

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

13. <u>**Investments in subsidiaries and associates (continued)**</u>

(a) Investments in subsidiaries and associates as of December 31, 2024 and 2023, are as follows (continued):

(*1) In the course of the rehabilitation process, the shares were acquired through debt-equity swap. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before December 31, 2024. In addition, it has been reclassified to the investments in associates.
(*2) The equity method is applied for evaluation since it has significant impact on the investee, such as participation in their decision making.
(*3) It is newly acquired or newly incorporated as investments in associates for the year ended December 31, 2024.
(*4) The percentage of voting rights held is 4.65%.
(*5) The percentage of voting rights held is 9.35%.
(*6) Has significant influence as it has more than 50% of ownership, but it is excluded from associates as it lacks the ability to participate in the decision-making process regarding the economic activities of the cooperative (company) as a limited partner (employee), for the purpose of deriving benefits.
(*7) The rights on residual equity are retained as liquidation is incomplete.
(*8) It was excluded from associates due to the loss of significant influence for the the year ended December 31, 2024.
(*9) Douzone Techfin Co., Ltd changed its name to Techfin ratings Co., Ltd.
(*10) HDFC Credila Financial Services changed its name to Credila Financial Services.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

14. **Investment properties**

(a) Investment properties as of December 31, 2024 and 2023 are as follows:

		December 31, 2024		
		Acquisition cost	Accumulated depreciation	Book value
Land	₩	468,137	-	468,137
Buildings		294,158	(151,087)	143,071
	₩	762,295	(151,087)	611,208

		December 31, 2023		
		Acquisition cost	Accumulated depreciation	Book value
Land	₩	466,172	-	466,172
Buildings		285,624	(136,493)	149,131
	₩	751,796	(136,493)	615,303

(b) Changes in investment properties for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024		
		Land	Buildings	Total
Beginning balance	₩	466,172	149,131	615,303
Acquisition		-	3,274	3,274
Depreciation		-	(13,033)	(13,033)
Amounts transferred from (to) property and equipment		(1,284)	1,397	113
Amounts transferred to assets held for sale		3,249	2,302	5,551
Ending balance	₩	468,137	143,071	611,208

		December 31, 2023		
		Land	Buildings	Total
Beginning balance	₩	438,660	158,742	597,402
Acquisition		-	3,196	3,196
Disposal		-	(55)	(55)
Depreciation		-	(12,511)	(12,511)
Amounts transferred from property and equipment		30,999	2,330	33,329
Amounts transferred to assets held for sale		(3,487)	(2,571)	(6,058)
Ending balance	₩	466,172	149,131	615,303

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

14. **Investment properties (continued)**

(c) Fair value of investment properties

Fair value of investment properties as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	**December 31, 2023**
Investment properties (*)	₩	968,857	873,706

(*) Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

(d) Income and expenses on investment properties

Income and expenses on investment properties recognized on the consolidated statements of comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	**December 31, 2023**
Rental income	₩	35,689	29,572
Direct operating expenses for investment properties that generate rental income		5,352	5,714

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

15. **Other assets**

Other assets as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Accounts receivables	₩	8,268,947	9,580,871
Domestic exchange settlement receivable		4,735,016	4,933,681
Guarantee deposits		760,222	785,949
Accrued income		1,734,888	2,049,764
Prepaid expense		137,260	103,646
Suspense payments		392,588	393,103
Sundry assets		188,152	165,438
Others		2,533	241
Present value discount		(42,819)	(42,073)
Allowance for impairment		(351,228)	(313,456)
	₩	15,825,559	17,657,164

16. **Non-current assets held for sale**

(a) Non-current assets held for sale as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Property and equipment	₩	-	6,590

The Bank classified property and equipment which are highly expected to be sold within one year from December 31, 2024 and 2023, as non-current assets held for sale.

(b) The cumulative gain or loss recognized in other comprehensive income

There are no cumulative gain or loss recognized in other comprehensive income relating to non-current assets held for sale as of December 31, 2024 and 2023.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

17. **Pledged assets**

(a) Assets pledged as collateral as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023	Reasons for collateral
Securities (*1)				
Securities at FVTOCI	₩	8,323,878	10,037,254	Borrowings, Settlement security for Bank of Korea, Bank of Korea RP, etc.
Securities at amortized cost		1,586,536	17,873,722	Borrowings, Settlement security for Bank of Korea, Bank of Korea RP, etc.
		9,910,414	27,910,976	
Property and equipment (*2)		3,217	2,967	Establishment of the right to pledge, etc.
	₩	9,913,631	27,913,943	

(*1) The carrying amounts of assets pledged as collateral that the third party had the right to sell or repledge regardless of the Bank's default as of December 31, 2024 and 2023 are ₩2,895,891 million and ₩4,737,345 million, respectively.
(*2) The amounts are based on the notification amount of pledge.

(b) The fair value of collateral held that the Bank has the right to sell or repledge regardless of pledger's default as of December 31, 2024 and 2023 are as follows:

		December 31, 2024		December 31, 2023	
		Collateral held	Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	₩	4,189,304	-	2,764,174	-

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

18. **Financial liabilities designated at FVTPL**

(a) Financial liabilities designated at FVTPL as of December 31, 2024 and 2023, are as follows:

Classification (*1)		December 31, 2024	December 31, 2023
Debt securities issued (*2) (*3)	₩	261,299	254,832

(*1) In accordance with K-IFRS No. 1109 *'Financial Instruments'*, the Bank has designated debt securities issued that are permitted to designate financial liabilities at FVTPL.
(*2) The carrying amount of financial liabilities designated at FVTPL was calculated based on the option valuation model.
(*3) The amount recognized in other comprehensive income due to changes in the credit risk of the Bank is ₩(-)1 million for the year ended December 31, 2024.

(b) The difference between the carrying amounts of financial liabilities designated at FVTPL and the amount required to be paid at contractual maturity as of December 31, 2024 and 2023, are as follows:

		December 31, 2024		
		Redemption amount on a contractual maturity	Carrying amounts	Difference
Debt securities issued	₩	260,000	261,299	(1,299)

		December 31, 2023		
		Redemption amount on a contractual maturity	Carrying amounts	Difference
Debt securities issued	₩	260,000	254,832	5,168

(c) The details of net gain or loss (excluding interest income and interest expenses) related to financial liabilities designated at FVTPL for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024		
		Loss on valuation	Gain or loss on sale	Total
Debt securities issued	₩	(6,466)	-	(6,466)

		December 31, 2023		
		Gain on valuation	Gain or loss on sale	Total
Debt securities issued	₩	2,495	-	2,495

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

19. **Deposits**

Deposits as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Demand deposits:			
Korean won	₩	132,838,822	126,913,033
Foreign currencies		16,740,299	14,769,103
		149,579,121	141,682,136
Time deposits:			
Korean won		194,209,627	165,972,613
Foreign currencies		11,630,386	9,955,785
Gain on fair value hedge		(101,566)	(113,081)
		205,738,447	175,815,317
Negotiable certificates of deposits		8,232,800	9,640,840
Note discount deposits		7,624,787	7,664,701
CMA		4,451,561	4,950,392
Others		14,470	15,684
	₩	375,641,186	339,769,070

20. **Financial liabilities at fair value through profit or loss**

(a) Financial liabilities at FVTPL as of December 31, 2024 and 2023, are as follows:

	December 31, 2024		December 31, 2023	
	Interest rate (%)	Amount	Interest rate (%)	Amount
Gold/Silver deposits	- ₩	597,058	- ₩	419,342

(b) Net gain (loss) on financial liabilities at FVTPL for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Securities sold:			
Gain on sale	₩	103	589
Loss on sale		(179)	(51)
Gold/Silver deposits:			
Gain on sale		3,430	2,000
Loss on sale		(500)	(394)
Loss on valuation		(173,059)	(60,565)
	₩	(170,205)	(58,421)

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

21. <u>**Borrowings**</u>

Borrowings as of December 31, 2024 and 2023, are as follows:

	December 31, 2024		December 31, 2023	
	Interest rate (%)	Amount	Interest rate (%)	Amount
Call money:				
Korean won	-	₩ -	3.35~3.43	₩ 415,500
Foreign currencies	4.30~4.97	711,465	3.88~5.88	915,801
		711,465		1,331,301
Bill sold	0.00~3.23	8,872	0.00~3.65	11,252
Bonds sold under repurchase agreements:				
Korean won	0.00~3.06	1,643	0.00~3.60	3,951,190
Foreign currencies	-	-	6.73~6.74	42,935
		1,643		3,994,125
Borrowings in Korean won:				
Borrowings from Bank of Korea	1.50	3,015,206	2.00	2,508,491
Others	0.00~3.70	9,438,917	0.00~3.80	8,958,336
		12,454,123		11,466,827
Borrowings in foreign currencies:				
Overdraft due to banks	0.00	30,778	0.00	34,049
Borrowings from banks	0.17~6.01	6,289,387	0.12~6.21	6,406,834
Sub-lease	0.00~2.28	10,425	0.00~2.28	8,216
Others	4.63~5.44	2,333,657	5.51~5.72	2,446,216
		8,664,247		8,895,315
Deferred origination fees		(1,587)		(1,909)
		₩ 21,838,763		₩ 25,696,911

22. <u>**Debt securities issued**</u>

Debt securities issued as of December 31, 2024 and 2023, are as follows:

	December 31, 2024		December 31, 2023	
	Interest rate (%)	Amount	Interest rate (%)	Amount
Debt securities issued in Korean won:				
Debt securities issued	0.00~6.50	₩ 31,720,890	0.00~6.52	₩ 24,510,890
Subordinated debt securities issued	2.20~3.53	1,960,105	2.20~3.53	1,960,105
Gain on fair value hedges		(188,774)		(225,750)
Discount on debt securities issued		(56,871)		(27,731)
		33,435,350		26,217,514
Debt securities issued in foreign currencies:				
Debt securities issued	0.98~6.60	6,115,948	0.25~7.36	5,458,200
Subordinated debt securities issued	3.75~5.75	4,260,972	3.75~5.00	3,124,242
Gain on fair value hedges		(250,628)		(240,483)
Discount on debt securities issued		(36,941)		(29,416)
		10,089,351		8,312,543
		₩ 43,524,701		₩ 34,530,057

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

23. **Net defined benefit assets (liabilities)**

The Bank operates a defined benefit pension system based on employees' length of service. The Bank also trusts plan assets in trust companies, fund companies and other similar companies.

(a) Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Present value of defined benefit obligations	₩	1,692,881	1,611,992
Fair value of plan assets		(1,954,686)	(1,889,776)
Net defined benefit assets	₩	261,805	277,784

(b) Changes in the present value of defined benefit obligations the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Beginning balance	₩	1,611,992	1,388,849
Current service cost		114,407	108,652
Interest expense		78,272	75,153
Remeasurements (*1) (*2)		(13,188)	186,618
Benefits paid by the plan		(87,039)	(155,745)
Others		7,408	8,465
Past service cost		(18,971)	-
Ending balance	₩	1,692,881	1,611,992

(*1) Remeasurements for the year ended December 31, 2024 consist of ₩111,135 million of actuarial loss arising from changes in financial assumptions, ₩122,298 million of actuarial gain arising from changes in experience adjustments and ₩2,025 million of actuarial gain arising from changes in demographic assumptions.
(*2) Remeasurements for the year ended December 31, 2023 consist of ₩86,301 million of actuarial loss arising from changes in financial assumptions, ₩5,669 million of actuarial gain arising from changes in experience adjustments and ₩105,986 million of actuarial loss arising from changes in demographic assumptions.

(c) Changes in the fair value of plan assets for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Beginning balance	₩	1,889,776	1,919,023
Interest income		91,869	104,155
Remeasurements		(25,570)	(30,147)
Contributions paid into the plan		77,000	45,000
Benefits paid by the plan		(78,389)	(148,255)
Ending balance	₩	1,954,686	1,889,776

(d) The amount of major categories of the fair value of plan assets as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Deposits	₩	1,618,737	1,624,197
Others		335,949	265,579
	₩	1,954,686	1,889,776

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

23. Defined benefit liabilities (continued)

(e) Actuarial assumptions as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023	Descriptions
Discount rate	4.45%	5.10%	AA0 Corporate bond yields
Future salary increasing rate	2.4% + Promotion rate	2.24% + Promotion rate	Average for last 5 years

(f) Sensitivity analysis

Sensitivity analysis of the present value fluctuations of defined benefit obligations as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	₩	(133,832)	153,632
Future salary increasing rate		160,744	(142,400)

		December 31, 2023	
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	₩	(141,357)	163,309
Future salary increasing rate		166,476	(146,354)

(g) The maturity analysis of undiscounted retirement benefit payments for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024					
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	₩	49,018	122,967	427,888	611,069	1,379,120	2,590,062

		December 31, 2023					
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	₩	33,496	68,950	367,009	685,223	1,673,442	2,828,120

(h) The weighted average durations of defined benefit obligations as of December 31, 2024 and 2023 are 9.0 years and 9.9 years, respectively.

(i) The Bank's estimated contribution will be ₩125,000 million as of December 31, 2024.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

24. **Provisions**

(a) Changes in provision for unused credit commitments and guarantee contracts issued for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024						
		Loan commitments and other liabilities for credit			Guarantee contracts			
			Lifetime expected credit losses			Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance	₩	69,397	20,214	-	85,093	19,399	501	194,604
Transfer to 12-month expected credit losses		7,016	(7,016)	-	4,954	(4,954)	-	-
Transfer to lifetime expected credit losses		(3,989)	3,989	-	(351)	351	-	-
Transfer to impaired financial assets		(55)	(117)	172	-	-	-	-
Provision (reversal)		(11,112)	4,171	(172)	(2,334)	(5,861)	(420)	(15,728)
Foreign exchange movements		2,547	387	-	1,846	884	65	5,729
Others (*)		-	-	-	53,482	1,426	(146)	54,762
Ending balance	₩	63,804	21,628	-	142,690	11,245	-	239,367

(*) These include the new occurrence of guaranteed contracts, which are evaluated at the initial fair value, and the effects of changes due to the arrival of maturity and changes in discount rates.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

24. **Provisions (continued)**

(a) Changes in provision for unused credit commitments and guarantee contracts issued for the years ended December 31, 2024 and 2023 are as follows: (continued)

		December 31, 2023						
		Loan commitments and other liabilities for credit			Guarantee contracts			
			Lifetime expected credit losses			Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance	₩	56,659	12,911	-	91,353	7,850	-	168,773
Transfer to 12-month expected credit losses		4,329	(4,329)	-	1,161	(1,161)	-	-
Transfer to lifetime expected credit losses		(3,871)	3,871	-	(5,526)	5,526	-	-
Transfer to impaired financial assets		(74)	(86)	160	(138)	-	138	-
Provision (reversal)		12,121	7,810	(160)	(189)	9,117	407	29,106
Foreign exchange movements		233	37	-	309	79	-	658
Others (*)		-	-	-	(1,877)	(2,012)	(44)	(3,933)
Ending balance	₩	69,397	20,214	-	85,093	19,399	501	194,604

(*) These include the new occurrence of guaranteed contracts, which are evaluated at the initial fair value, and the effects of changes due to the arrival of maturity and changes in discount rates.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

24. **Provisions (continued)**

(b) Changes in other provisions for the years ended December 31, 2024 and 2023 are as follows:

		Asset retirement	Litigation	Non-guarantee contracts	Others	Total
				December 31, 2024		
Beginning balance	₩	65,223	7,162	22,541	413,357	508,283
Provision (reversal)		2,369	1,225	(8,574)	149,718	144,738
Provision used		(3,811)	-	-	(447,502)	(451,313)
Foreign exchange movements		-	-	2,340	(768)	1,572
Others (*1)		2,559	-	11	1,791	4,361
Ending balance	₩	66,340	8,387	16,318	116,596	207,641

(*1) This is the effect of changing the discount rate.

		Asset retirement	Litigation	Non-guarantee contracts	Others	Total
				December 31, 2023		
Beginning balance	₩	54,497	4,247	27,055	126,773	212,572
Provision (reversal) (*1)		6,371	2,915	(4,935)	288,440	292,791
Provision used		(2,057)	-	-	(3,908)	(5,965)
Foreign exchange movements		-	-	420	598	1,018
Others (*2)		6,412	-	1	1,454	7,867
Ending balance	₩	65,223	7,162	22,541	413,357	508,283

(*1) As of December 31, 2023, the Bank recognized a provision of ₩292,074 million for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the "Banking financial support plan for people's livelihood."
(*2) This is the effect of changing the discount rate, etc.

(c) Asset retirement obligation liabilities

Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which are discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of the lease contract. Such costs are reasonably estimated using the average lease period and the average restoration expense. The average lease period is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

25. Other liabilities

Other liabilities as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Accounts payable	₩	8,506,920	9,963,628
Borrowing from trust account		8,501,582	6,828,250
Accrued expense		4,841,537	4,136,718
Liability incurred by agency relationship		1,827,551	1,608,194
Domestic exchange settlement payable		1,737,814	9,153,711
Lease liabilities (*)		378,683	318,729
Agency business income		1,164,997	794,840
Guarantee deposits received		230,867	248,740
Foreign exchange settlement payables		550,931	302,162
Suspense payable		13,075	16,393
Unearned income		78,499	69,852
Withholding value-added tax and other taxes		224,325	216,326
Sundry liabilities		66,932	40,048
Present value discount		(38,886)	(45,246)
	₩	28,084,827	33,652,345

(*) As of December 31, 2024, the Bank recognized lease liabilities as other liabilities. The expense for the variable lease payments that is not included in the measurement of lease liabilities for the year ended December 31, 2024, amount to ₩1,806 million, the cash outflows from lease liabilities amount to ₩155,196 million, and interest expense on lease liabilities amount to ₩12,604 million. Expenses for variable lease payments not included in the measurement of lease liabilities for the year ended December 31, 2023 amount to ₩21,157 million, cash outflows from lease liabilities amount to ₩160,297 million, and interest expense on lease liability amounts to ₩8,957 million.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

26. **Equity**

(a) Equity as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	**December 31, 2023**
Capital stock:			
Common shares	₩	7,928,078	7,928,078
Other equity instruments:			
Hybrid bonds		2,088,595	1,988,535
Capital surplus:			
Share premium		398,080	398,080
Capital adjustments:			
Stock options		696	798
Others		5,407	5,097
		6,103	5,895
Accumulated other comprehensive income (loss):			
Net change in fair value of securities at FVTOCI		154,444	(204,662)
Foreign currency translation differences for foreign operations		19,164	(45,231)
Remeasurements of defined benefit plans		(231,966)	(222,854)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		(1)	-
		(58,359)	(472,747)
Retained earnings:			
Legal reserve (*1)		3,176,946	2,915,735
Voluntary reserve (*2)		16,633,976	15,585,931
Other reserve (*3)		200,868	187,488
Unappropriated retained earnings (*4)		2,954,088	2,519,917
		22,965,878	21,209,071
	₩	33,328,375	31,056,912

(*1) According to the Article 40 of the Banking Act, the Bank is required to appropriate an amount equal to a minimum of 10% of cash dividends paid for each accounting period as a legal reserve, until such reserve equals 100% of issued capital. The legal reserve is only available to be used to reduce accumulated deficit or transfer to capital stock.

(*2) The amounts include regulatory reserve for loan loss of ₩2,233,852 million and ₩2,418,175 million as of December 31, 2024 and 2023, respectively. The amounts also include asset revaluation surplus of ₩355,898 million as of both December 31, 2024 and 2023.

(*3) Other reserve was established according to the laws applicable to some oversea branches and it may be used only to reduce their deficit.

(*4) The amounts include ₩396,038 million of the expected provision for regulatory reserve of loan loss, and ₩184,323 million of the expected reversal of the regulatory reserve of loan loss as of December 31, 2024 and 2023, respectively.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won, except per share data)

26. Equity (continued)

(b) Capital stock

Capital stock of the Bank as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Number of authorized shares	2,000,000,000 shares	2,000,000,000 shares
Par value per share in won	5,000 won	5,000 won
Number of issued shares outstanding	1,585,615,506 shares	1,585,615,506 shares

(c) Hybrid bonds

Hybrid bonds as of December 31, 2024 and 2023, are as follows:

Date of issuance	Date of maturity		Book value December 31, 2024	December 31, 2023	Interest rate (%)
Hybrid bonds issued in Korean won:					
June 29, 2017	Perpetual bond	₩	69,844	69,844	3.81
February 25, 2019	Perpetual bond		-	299,327	3.30
February 25, 2020	Perpetual bond		239,459	239,459	2.88
February 25, 2020	Perpetual bond		49,888	49,888	3.08
November 5, 2020	Perpetual bond		299,327	299,327	2.87
May 3, 2022	Perpetual bond		322,277	322,277	4.50
October 17, 2022	Perpetual bond		309,305	309,305	5.70
March 7, 2023	Perpetual bond		399,108	399,108	4.63
April 2, 2024	Perpetual bond		399,387	-	4.19
		₩	2,088,595	1,988,535	
Dividends on hybrid bond holders		₩	84,150	89,140	
Weighted average interest rate (%)			3.74	4.18	

The above hybrid bonds are subject to early redemption option after five years or ten years from the date of issuance, and the maturity can be extended under the same condition at the maturity date.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

26. **Equity (continued)**

(d) Changes in accumulated other comprehensive income (loss) including reclassification adjustment for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024				
		Items that are or may be reclassified to profit or loss		Items that will not be reclassified to profit or loss		
		Net change in fair value of financial instruments at FVTOCI	Foreign currency translation differences for foreign operations	Net change in fair value of financial instruments at FVTOCI	Changes in own credit risk on financial liabilities designated at fair value through profit or loss	Remeasur-ements of the defined benefit plans	Total
Beginning balance	₩	(249,536)	(45,231)	44,873	-	(222,853)	(472,747)
Change due to fair value measurement		391,444	-	68,609	(1)	-	460,052
Change due to impairment		(775)	-	-	-	-	(775)
Change due to disposal		53,962	-	-	-	-	53,962
Effect of hedge accounting		(30,371)	(69,202)	-	-	-	(99,573)
Effect of foreign currency movements		-	156,695	13,017	-	-	169,712
Remeasurements of defined benefit plans		-	-	-	-	(12,382)	(12,382)
Amounts transferred to retained earnings		-	-	(7,969)	-	-	(7,969)
Effect of tax		(109,365)	(23,098)	(19,445)	-	3,269	(148,639)
Ending balance	₩	55,359	19,164	99,085	(1)	(231,966)	(58,359)

		December 31, 2023				
		Items that are or may be reclassified to profit or loss		Items that will not be reclassified to profit or loss		
		Net change in fair value of financial instruments at FVTOCI	Foreign currency translation differences for foreign operations	Net change in fair value of financial instruments at FVTOCI	Remeasur-ements of the defined benefit plans	Total
Beginning balance	₩	(1,032,002)	(51,203)	17,451	(63,229)	(1,128,983)
Change due to fair value measurement		881,159	-	30,187	-	911,346
Change due to impairment		(3,824)	-	-	-	(3,824)
Change due to disposal		215,777	-	-	-	215,777
Effect of hedge accounting		(28,044)	(9,171)	-	-	(37,215)
Effect of foreign currency movements		-	17,381	2,861	-	20,242
Remeasurements of defined benefit plans		-	-	-	(216,765)	(216,765)
Amounts transferred to retained earnings		-	-	4,152	-	4,152
Effect of tax		(282,602)	(2,237)	(9,778)	57,140	(237,477)
Ending balance	₩	(249,536)	(45,230)	44,873	(222,854)	(472,747)

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won, except per share data)

26. **Equity (continued)**

(e) Statements of appropriation of retained earnings for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
		Expected date of appropriation March 20, 2025	Actual date of appropriation March 21, 2024
Unappropriated retained earnings:			
Balance at beginning of year	₩	-	-
Transfer from other comprehensive income through the sale of securities at FVTOCI		5,866	(3,055)
Interest on hybrid bond		(84,150)	(89,140)
Profit for the year		3,032,372	2,612,112
		2,954,088	2,519,917
Transfer from reserves:			
Voluntary reserve		13,765,363	12,532,997
Regulatory reserve		-	184,323
		13,765,363	12,717,320
Appropriation of retained earnings:			
Legal reserve		303,237	261,211
Regulatory reserve for loan loss		396,038	-
Other reserve		14,587	13,380
Voluntary reserves		14,341,964	13,765,365
Loss on redemption of hybrid bond		673	885
Dividend on common shares		1,662,952	1,196,396
Dividend per share in won:			
2024 ₩1,048.77 (20.98%)			
2023 ₩754.53 (15.09%)			
		16,719,451	15,237,237
Unappropriated retained earnings to be carried over to subsequent year	₩	-	-

(f) Dividends

Dividends of common share for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	₩	5,000	5,000
Dividend rate per share		20.98%	15.09%
Dividend per share in won		1,048.77	754.53

(g) Dividend payout ratio

Dividend payout ratio for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Dividends	₩	1,662,952	1,196,396
Profit for the year		3,032,372	2,612,112
Dividend payout ratio to profit for the year		54.84%	45.80%
Profit for the year adjusted for regulatory reserve for loan loss		2,636,334	2,796,435
Dividend payout ratio to profit for the year adjusted for regulatory reserve for loan loss		63.08%	42.78%

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

27. Regulatory reserve for loan loss

The Bank should calculate and disclose regulatory reserve for loan loss, in accordance with *the Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.*

(a) The regulatory reserve for loan loss as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Regulatory reserve for loan loss	₩	2,233,852	2,418,175
Provision for (reversal of) regulatory reserve for loan loss		396,038	(184,323)
	₩	2,629,890	2,233,852

(b) Profit for the year adjusted for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Provision for (reversal of) regulatory reserve for loan loss	₩	396,038	(184,323)
Adjusted profit after reflecting regulatory reserve for loan loss (*)		2,636,334	2,796,435
Adjusted earnings per share after reflecting regulatory reserve for loan loss in won		1,610	1,707

(*) The adjusted reserve which reflects above mentioned loan loss is not based on K-IFRS and is calculated by assuming that the provisions of loan loss before income tax effects are reflected in profit for the year.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

28. **Net interest income**

(a) Interest income for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Interest income:			
Cash and due from banks	₩	225,611	172,424
Securities at FVTPL		671,105	583,967
Securities at FVTOCI		1,574,388	1,258,312
Securities at amortized cost		917,143	813,886
Loans (*)		16,173,110	15,650,567
Others		106,826	94,661
	₩	19,668,183	18,573,817
Interest income from impaired financial assets	₩	32,232	31,322

(*) Interest income from loans at FVTPL for the years ended December 31, 2024 and 2023 are ₩32,625 million and ₩29,249 million, respectively.

(b) Interest expense for the years ended December 31, 2024 and 2023 are as follows:

Division (*)		December 31, 2024	December 31, 2023
Financial liabilities at amortized cost			
Deposits	₩	9,160,189	8,837,585
Borrowings		900,264	903,534
Debt securities issued		1,682,638	1,244,701
Others		260,643	197,547
		12,003,734	11,183,367
Financial liabilities designated at fair value			
Debt securities issued		13,292	9,804
Net interest expense	₩	12,017,026	11,193,171

(*) There is no interest expense on financial liabilities at fair value through profit or loss for the years ended December 31, 2024 and 2023.

136

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

29. Net fees and commission income

Net fees and commission income for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Fees and commission income:			
Credit placement fees	₩	63,749	69,529
Commission received as electronic charge receipt		146,859	146,291
Brokerage fees		57,578	53,097
Commission received as agency		291,544	265,717
Investment banking fees		191,117	101,187
Commission received in foreign exchange activities		116,324	112,793
Asset management fees from trust accounts		191,676	199,393
Guarantee fees		96,597	91,949
Others		138,433	127,270
	₩	1,293,877	1,167,226
Fees and commission expense:			
Credit-related fees	₩	42,209	39,178
Brand-related fees		51,086	45,851
Service-related fees		45,141	47,217
Trading and brokerage fees		11,703	10,653
Commission paid in foreign exchange activities		32,100	39,454
Others		111,434	119,050
	₩	293,673	301,403

30. Dividend income

Dividend income for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Securities at FVTPL	₩	6,147	1,593
Securities at FVTOCI (*)		70,511	46,183
	₩	76,658	47,776

(*) Dividend income for stocks disposed for the years ended December 31, 2024 and 2023 are ₩3,433 million and ₩2,380 million, respectively.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

31. Gain and loss on financial instruments at fair value through profit or loss

Gain and loss on financial instruments at FVTPL for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Financial instruments at FVTPL			
Debt:			
Gain on valuation of debt securities	₩	427,062	305,114
Gain on sale of debt securities		41,716	78,619
Loss on valuation of debt securities		(143,827)	(62,289)
Loss on sale of debt securities		(93,968)	(85,481)
Others		276,134	201,529
		507,117	437,492
Equity:			
Gain on valuation of equity securities		16,615	14,976
Gain on sale of equity securities		17,495	9,812
Loss on valuation of equity securities		(5,378)	(4,416)
Loss on sale of equity securities		(8,521)	(3,158)
		20,211	17,214
Gold/Silver:			
Gain on valuation of Gold/Silver deposits		36,689	11,635
Gain on sale of Gold/Silver deposits		3,430	2,000
Loss on valuation of Gold/Silver deposits		(173,059)	(60,565)
Loss on sale of Gold/Silver deposits		(500)	(394)
		(133,440)	(47,324)
Loans at FVTPL:			
Gain on valuation of loans		1,723	550
Gain on sale of loans		79,073	44,902
Loss on valuation of loans		-	-
Loss on sale of loans		-	(7)
		80,796	45,445
		474,684	452,827
Derivatives			
Foreign currency related:			
Gain on valuation and transaction		15,388,096	11,255,292
Loss on valuation and transaction		(15,745,038)	(11,144,761)
		(356,942)	110,531
Interest rates related:			
Gain on valuation and transaction		1,204,817	1,285,997
Loss on valuation and transaction		(1,085,282)	(1,249,142)
		119,535	36,855
Equity related:			
Gain on valuation and transaction		23,408	10,936
Loss on valuation and transaction		(14,949)	(19,021)
		8,459	(8,085)
Commodity related:			
Gain on valuation and transaction		52,658	42,867
Loss on valuation and transaction		(20,284)	(20,568)
		32,374	22,299
		(196,574)	161,600
Net gain on financial instruments at FVTPL	₩	278,110	614,427

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

32. **General and administrative expenses**

General and administrative expenses for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Employee benefits:			
Short- and long-term employee benefits	₩	1,856,553	1,831,693
Post-employee defined benefits		81,889	79,674
Post-employee defined contributions		329	376
Termination benefits		178,773	152,900
		2,117,544	2,064,643
Amortization:			
Depreciation		157,244	157,041
Amortization of intangible assets		127,687	88,424
Depreciation of right-of-use assets		179,474	184,101
		464,405	429,566
Other general and administrative expenses:			
Rent		59,471	55,541
Service contract expenses		277,646	279,511
Taxes and dues		149,160	139,843
Advertising		140,924	129,744
Electronic data processing expenses		62,547	60,204
Others		187,842	207,604
		877,590	872,447
	₩	3,459,539	3,366,656

33. **Share-based payments**

(a) Equity-settled share-based payments

i) Equity-settled share-based payments as of December 31, 2024 are as follows:

	Contents
Type	Equity-settled share-based payment(*)
Service period	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)
Performance conditions	Linked to relative stock price (20.0%) and management index for 4 years (80.0%)

(*) The Bank granted shares of Shinhan Financial Group. According to the commitment, the amount that the Bank pays to the Shinhan Financial Group is recognized as liabilities, and the difference between the amount recognized as liabilities and the compensation cost based on equity-settled share-based payments is recognized in equity.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won, except per share data)

33. Share-based payments (continued)

(a) Equity-settled share-based payments (continued)

ii) Granted shares and the fair value of grant date as of December 31, 2024 are as follows:

Grant date	Grant shares	Fair value (*1) (in won)	Estimated shares (*2)
January 1, 2017	217,475	45,300	5,049
January 23, 2017	2,700	45,600	2,536
March 7, 2017	17,400	46,950	14,300
January 1, 2018	226,078	49,400	24,449
January 24, 2018	1,416	52,700	992
January 1, 2019	297,475	39,600	17,668
March 26, 2019	23,410	42,750	15,176
	785,954		80,170

(*1) The fair value per share is evaluated based on the closing price of Shinhan Financial Group at each grant date. As of December 31, 2024, the fair value per share data evaluated by Shinhan Financial Group amounted to ₩47,650.
(*2) Grant shares at grant date were adjusted pursuant to increase rate of stock price (20.0%) and achievement of target ROE (80.0%) based on standard quantity applicable to the days of service among specified period of service, which allows the determination of acquired quantity at the end of the operation period.

(b) Details of performance-based stock compensation as of December 31, 2024 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment	
Performance conditions	Relative stock price linked (20.0%), management index (60.0%), and prudential index (20.0%)	
Exercising period	4 years from the commencement date of the year to which the grant date belongs	
Estimated number of shares vested at December 31, 2024	369,456	904,958
Fair value per share in Korean won (*)	Expired on December 31, 2023: 38,156 won Expired on December 31, 2024: 50,444 won	47,650

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

33. Share-based payments (continued)

(c) Stock compensation costs calculated for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Compensation costs recorded for the year	₩	18,964	20,143

(d) Accrued expenses of the stock compensation costs and residual compensation costs as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Accrued expenses	₩	64,075	53,271

34. Net other operating expenses

Net other operating expenses for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Other operating income			
Gain on sale of assets:			
Loans at amortized cost	₩	7,880	24,471
Loans written off		4,415	10,234
		12,295	34,705
Others:			
Gain on hedge activity from hedged items		65,954	22,093
Gain on hedge activity from hedging instruments		130,113	306,290
Reversal of allowance for guarantees		8,574	4,935
Others		69,587	80,940
		274,228	414,258
		286,523	448,963
Other operating expense			
Loss on sale of assets:			
Loans at amortized cost		71,717	16,338
Others:			
Loss on hedge activity from hedged items		118,950	293,518
Loss on hedge activity from hedging instruments		66,638	23,470
Provision for other allowance		6,494	8,850
Contribution to fund		514,143	459,074
Deposit insurance fee		460,565	435,507
Others (*)		417,226	619,099
		1,584,016	1,839,518
		1,655,733	1,855,856
Net other operating expenses	₩	(1,369,210)	(1,406,893)

(*) For the year ended December 31, 2023, a total of ₩292,074 million is allocated for support related to vulnerable groups such as self-employed individuals, small business owners, and institutions supporting vulnerable groups, under the 'Financial Support Plan for Livelihoods' initiated by banking institutions.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

35. <u>**Net non-operating income (expenses)**</u>

Net non-operating income (expenses) for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Non-operating income			
Gain on sale of assets:			
Property and equipment	₩	159	102
Non-current assets held for sale		-	1,753
		159	1,855
Investments in subsidiaries and associates:			
Dividend income		30,740	1,706
Others:			
Rental income on investment property		35,689	29,572
Others		24,145	33,487
		59,834	63,059
		90,733	66,620
Non-operating expenses			
Loss on sale of assets:			
Property and equipment		50	41
Intangible assets		1	-
		51	41
Investments in subsidiaries and associates:			
Loss from disposal		615	-
Others:			
Investment properties depreciation		13,033	12,511
Donations		117,235	70,969
Impairment loss on intangible assets		548	-
Others		229,161	63,182
		359,977	146,662
		360,643	146,703
Net non-operating expenses	₩	(269,910)	(80,083)

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

36. **Operating revenue**

Operating revenue for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Interest income	₩	19,668,183	18,573,817
Fees and commission income		1,293,877	1,167,226
Dividend income		76,658	47,776
Gain on financial instruments at FVTPL		17,568,916	13,264,230
Gain on financial assets designated at FVTPL		-	4,335
Foreign currencies transaction gain		5,831,961	1,727,656
Gain on disposal of securities at FVTOCI		100,829	22,206
Reversal of allowance for guarantees		8,616	-
Reversal of allowance for unused credit limit		7,113	-
Other operating income		286,523	448,963
	₩	44,842,676	35,256,209

37. **Income tax expense and deferred taxes**

(a) Details of income tax expense for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Current income tax expense	₩	685,624	776,672
Deferred taxes arising from changes in temporary differences		312,338	286,884
Deferred taxes arising from utilization of expired unused tax losses		15,218	18,851
Tax adjustment charged or credited directly to equity		(148,637)	(237,134)
Income tax expense	₩	864,543	845,274

(b) The income tax expense calculated by applying statutory tax rates to the Bank's taxable income differs from the actual tax expense in the separate statements of income for the years ended December 31, 2024 and 2023 for the following reasons:

		December 31, 2024	December 31, 2023
Profit before income tax	₩	3,896,915	3,457,386
Income tax expense at statutory tax rates		1,018,423	902,388
Adjustments:			
Non-taxable income		(4,520)	(2,710)
Non-deductible expense		7,446	8,315
Decrease resulting from consolidated corporate tax system		(96,327)	(79,059)
Income tax paid(refund)		(35,017)	13,375
Others (impact of tax rate change, etc.)		(25,462)	2,965
Income tax expense	₩	864,543	845,274
Effective tax rate		22.19%	24.45%

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

37. Income tax expense and deferred taxes (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2024 and 2023 are as follows:

Account		Beginning balance	Profit (loss)	Other comprehensive income (loss)	Ending balance
				December 31, 2024	
Accrued income	₩	(204,893)	22,510	-	(182,383)
Accounts receivable		(21,431)	(15,052)	-	(36,483)
Financial instruments at FVTPL		9,889	(149,942)	-	(140,053)
Investments in subsidiaries and associates (*2)		62,686	(6,026)	-	56,660
Deferred loan origination costs and fees		(108,075)	(34,576)	-	(142,651)
Revaluation and depreciation on property and equipment		(105,528)	2,261	-	(103,267)
Derivative assets (liabilities)		(120,405)	(37,300)	-	(157,705)
Deposits		33,553	(6,274)	-	27,279
Accrued expenses		63,659	44,349	-	108,008
Defined benefit obligations		395,220	18,427	3,269	416,916
Plan assets		(457,336)	5,915	-	(451,421)
Other provisions		151,792	(78,729)	-	73,063
Allowance for guarantees and acceptance		31,637	13,309	-	44,946
Allowance for advanced depreciation		(46,759)	-	-	(46,759)
Allowance for expensing depreciation		(140)	61	-	(79)
Net change in fair value of securities at FVTOCI		73,412	-	(128,810)	(55,398)
Donation payables		37,669	19,935	-	57,604
Allowance and bad debt		(324)	-	-	(324)
Compensation expenses associated with stock option		21	-	-	21
Fictitious dividends		17,599	857	-	18,456
Others		74,238	26,761	(23,096)	77,903
		(113,516)	(173,514)	(148,637)	(435,667)
Expired unused tax losses					
Appropriation by extinctive prescription of deposit		190,184	(15,218)	-	174,966
Temporary differences not qualified for deferred tax assets or liabilities					
Investments in subsidiaries and associates (*1) (*2)		52,983	(9,811)	-	43,171
	₩	23,685	(178,921)	(148,637)	(303,872)

(*1) The effect of income taxes by the valuation of equity method is reasonably estimated based on both the plausibility and the applicable amount of deferred income tax belonging to each associate investee.

(*2) The temporary difference in deferred tax assets not recognized in relation to investment assets in associates is ₩192,508 million and ₩213,415 million for the years ended December 31, 2024 and 2023, respectively. And the temporary difference in deferred tax liabilities not recognized in relation to investment assets in associates is ₩28,977 million and ₩12,721 million for the years ended December 31, 2024 and 2023, respectively.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

37. Income tax expense and deferred taxes (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2024 and 2023 are as follows: (continued)

Account (*4)		Beginning balance	Profit (loss)	Other comprehensive income (loss)	Ending balance (*3)
				December 31, 2023	
Accrued income	₩	(184,714)	(20,179)	-	(204,893)
Accounts receivable		(23,772)	2,341	-	(21,431)
Securities at FVTPL		93,519	(83,630)	-	9,889
Investments in subsidiaries and associates		56,892	5,794	-	62,686
Deferred loan origination costs and fees		(133,273)	25,198	-	(108,075)
Revaluation and depreciation on property and equipment		(106,933)	1,405	-	(105,528)
Derivative assets (liabilities)		(48,271)	(72,134)	-	(120,405)
Deposits		37,047	(3,493)	-	33,554
Accrued expenses		91,301	(27,641)	-	63,660
Defined benefit liabilities		339,906	(1,826)	57,140	395,220
Plan assets		(478,463)	21,127	-	(457,336)
Other provisions		67,598	84,194	-	151,792
Allowance for guarantees and acceptance		33,458	(1,821)	-	31,637
Allowance for advanced depreciation		(46,937)	177	-	(46,760)
Allowance for expensing depreciation		(202)	62	-	(140)
Net change in fair value of securities at FVTOCI		365,791	-	(292,379)	73,412
Donation payables		37,039	630	-	37,669
Allowance and bad debt		(325)	1	-	(324)
Compensation expenses associated with stock option		21	-	-	21
Fictitious dividends		17,068	531	-	17,599
Others		46,972	29,160	(1,894)	74,238
		163,722	(40,104)	(237,133)	(113,515)
Expired unused tax losses					
Appropriation by extinctive prescription of deposit		209,035	(18,851)	-	190,184
Temporary differences not qualified for deferred tax assets or liabilities					
Investments in associates and Subsidiaries (*1) (*2)		43,336	9,647	-	52,983
	₩	329,421	(68,602)	(237,133)	23,686

(*1) The effect of income taxes by the valuation of equity method is reasonably estimated based on both the plausibility and the applicable amount of deferred income tax belonging to each associate investee.

(*2) The temporary difference in deferred tax assets not recognized in relation to investment assets in associates is ₩213,415 million and ₩192,508 million for the years ended December 31, 2023 and 2022, respectively. And the temporary difference in deferred tax liabilities not recognized in relation to investment assets in associates is ₩ 12,721 million and ₩28,977 million for the years ended December 31, 2023 and 2022, respectively.

(*3) The tax rate was changed due to amendments of the tax law during the year of 2023, Income tax rate was changed, and accordingly, 26.4% of deferred tax assets (liabilities) expected to be realized after 2024 were applied.

(*4) The Bank is applying the temporary exemption provision for deferred corporate tax under K-IFRS No. 1012, and therefore does not recognize deferred corporate tax assets and liabilities related to the global minimum tax legislation, nor does it disclose information related to deferred corporate tax.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

37. **Income tax expense and deferred taxes (continued)**

(d) Changes in tax effects that are directly charged or credited to equity for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024		January 1, 2024		Changes in tax effects
		Amount before tax	Tax effects	Amount before tax	Tax effects	
Net change in fair value of securities at FVTOCI	₩	209,842	(55,398)	(278,075)	73,412	(128,810)
Foreign currency translation differences for foreign operations		26,038	(6,874)	(61,455)	16,224	(23,098)
Remeasurements of defined benefit plans		(315,173)	83,206	(302,790)	79,937	3,269
Capital adjustments		9,207	(2,431)	1,085	(286)	2
	₩	(70,086)	18,503	(641,235)	169,287	(148,637)

		December 31, 2023		January 1, 2023		Changes in tax effects
		Amount before tax	Tax effects	Amount before tax	Tax effects	
Net change in fair value of securities at FVTOCI	₩	(278,075)	73,411	(1,380,342)	365,791	(292,380)
Foreign currency translation differences for foreign operations		(61,455)	16,223	(69,665)	18,460	(2,237)
Remeasurements of defined benefit plans		(302,790)	79,937	(86,026)	22,797	57,140
Capital adjustments		1,085	(286)	2,373	(629)	343
	₩	(641,235)	169,285	(1,533,660)	406,419	(237,134)

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

37. Income tax expense and deferred taxes (continued)

(e) The current tax assets and liabilities as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Current tax assets:			
Prepaid income taxes	₩	8,542	8,511
Current tax liabilities:			
Payable due to consolidated tax system		194,141	118,716
Income taxes payables		7,189	6,898
	₩	201,330	125,614

(f) The deferred tax assets (liabilities) and current tax assets (liabilities) presented on a gross basis prior to any offsetting as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Deferred tax assets	₩	3,243,875	2,242,922
Deferred tax liabilities		3,547,747	2,219,236
Current tax assets		510,262	608,266
Current tax liabilities		703,050	725,369

(g) Global Anti-Base Erosion

In accordance with the Global Anti-Base Erosion (GloBE) rules that were applied since 2024, top-up tax shall be paid for the difference between an effective rate for each jurisdiction to which each constituent entity of the Bank belongs and the minimum rate of 15%. However, since most jurisdictions pass the requirements for exemption from application of transition period or the effective tax rate is more than 15%, it is expected that there will be no significant top-up tax to be paid. Therefore, the Bank does not recognize the current tax expense in relation to the GloBE tax. The Bank, in addition, applies exceptions to the recognition and disclosure of deferred tax assets and liabilities related to the GloBE tax, and thus does not recognize nor disclose the deferred tax assets and liabilities related to the GloBE tax.

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won, except per share data)

38. Earnings per share

(a) Earnings per share for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Profit for the year	₩	3,032,372	2,612,112
Less: dividends on hybrid bonds		(84,150)	(89,140)
Profit available for common share	₩	2,948,222	2,522,972
Weighted average number of common shares outstanding		1,585,615,506 shares	1,585,615,506 shares
Basic and diluted earnings per share in won	₩	1,859	1,591

Considering that the Bank had no dilutive potential common shares and that stock options were not included in the calculation of diluted earnings per share because they were anti-dilutive for the reporting periods presented, diluted earnings per share equal to basic earnings per share for the years ended December 31, 2024 and 2023.

(b) Weighted average number of common shares outstanding for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares
Weight	366/366	365/365
Weighted average number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

39. **Commitments and contingencies**

(a) Guarantees, acceptances and credit commitments as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Guarantees:			
Guarantee outstanding	₩	15,991,278	13,244,962
Contingent guarantees		4,928,290	4,226,835
ABS and ABCP purchase commitments		6,754,751	6,881,137
		27,674,319	24,352,934
Commitments to extend credit:			
Loan commitments in Korean won		90,977,671	87,262,843
Loan commitments in foreign currencies		23,252,554	22,211,697
Others		4,676,670	4,573,315
		118,906,895	114,047,855
Endorsed bills:			
Secured endorsed bills		1,367	44
Unsecured endorsed bills		11,937,894	10,519,665
		11,939,261	10,519,709
	₩	158,520,475	148,920,498

(b) Provision for acceptances and guarantees

Provision for acceptances and guarantees, as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Guarantees outstanding	₩	15,991,278	13,244,962
Contingent guarantees		4,928,290	4,226,835
ABS and ABCP purchase commitments		6,754,751	6,881,137
Secured endorsed bills		1,367	44
	₩	27,675,686	24,352,978
Provision for acceptances and guarantees	₩	170,253	127,534
Ratio (%)		0.62	0.52

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

39. **Commitments and contingencies (continued)**

(c) Legal contingencies

Pending litigations in which the Bank was involved as a defendant as of December 31, 2024 and 2023, are as follows:

December 31, 2024

Case	Number of claim	Claim amount	Description	Status
Compensation for loss	1	₩ 5,027	The plaintiff, as the representative committee composed, claims that there was illegal handling of the plaintiff's account-related matters due to the change of the plaintiff's representative. As a result, the plaintiff asserted that damage had occurred and filed a lawsuit for damages.	The first instance is ongoing as of December 31, 2024.
Avoidance of fraudulent conveyance	1	3,500	The plaintiff raised his opinion that it is a deadly act to have a collateral security right established such as factory or forest to strengthen the collateral of the borrower in excess of debt. Hence, the plaintiff filed lawsuit seeking cancellation and restoration to the original condition.	The first instance is ongoing as of December 31, 2024.
Return of unjust earning	1	33,096	The plaintiff believes that the group of lenders including the Bank unfairly sold two oil drilling vessels that are the core assets for borrowers and it caused losses to other bankruptcy creditors of the borrower. Therefore, the Plaintiff filed a lawsuit for damages.	The first instance is ongoing as of December 31, 2024.
Others	194	97,068	It includes various cases, such as compensation for loss claim.	
	197	₩138,691		

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

39. **Commitments and contingencies (continued)**

(c) Legal contingencies (continued)

Pending litigations in which the Bank was involved as a defendant as of December 31, 2024 and 2023, are as follows (continued):

December 31, 2023

Case	Number of claims	Claim amount	Description	Status
Deposit return	1	₩ 2,000	When the plaintiff signed a transfer contract to buy a stake in a limited company, the plaintiff set a pledge on the bank's deposit in the name of the transferor, but later requested the execution of the pledge. Hence, filed a lawsuit to claim the payment of a pledge-set deposit.	The first instance is ongoing as of December 31, 2023.
Cheque return	1	2,000	The plaintiff presented a total of nine checks (₩2 billion in total) to the Bank. However, the payment was rejected due to the accident report caused by defraudation from the Bank. Therefore, the plaintiff claimed to be the legitimate holder of the cashier's check in this case and requested the payment of the check against the Bank.	The second instance is ongoing as of December 31, 2023.
Return of unjust earning	1	33,096	The plaintiff believes that the group of lenders including the Bank unfairly sold two oil drilling vessels that are the core assets for borrowers and it caused losses to other bankruptcy creditors of the borrower. Therefore, the plaintiff filed a lawsuit for damages.	The first instance is ongoing as of December 31, 2023.
Others	170	107,498	It includes various cases, such as compensation for loss claim.	
	173	₩ 144,594		

As of December 31, 2024 and 2023, the Bank recorded a provision of ₩8,388 million and ₩7,163 million, respectively for litigations including cases lost in the first trial. Additional losses may be incurred from these legal actions besides the current provision established by the Bank, but the amount of loss is not expected to have a material adverse effect on the Bank's separate financial statements.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

39. Commitments and contingencies (continued)

(d) Principal guaranteed trusts or principal and interest guaranteed trusts

Book value of trusts with guarantee commitments of payments of principal or principal and interest as of December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Principal guarantee commitments evaluated at:			
Market value	₩	2,016,392	2,168,286
Book value		1,284,725	1,372,607
		3,301,117	3,540,893
Principal and interest guarantee commitments evaluated at:			
Book value		1,859	1,833
	₩	3,302,976	3,542,726
Principal in the money trusts	₩	2,939,392	3,209,029
Accrued trust income		363,584	333,697

Additional losses may occur depending on the operating results of trust agreements after the year ended December 31, 2024.

(e) Others

The Bank recognized ₩367.3 billion and ₩367.1 billion, respectively, in the estimated amount of damages, which is likely to be paid to fulfill its obligations as of December 31, 2024 and 2023, as provisions, for customer losses expected due to delayed redemption of Lime CI funds, etc. according to the Financial Dispute Mediation Committee of the Financial Supervisory Service and Resolution of Board of Directors. In this regard, the amount paid in advance for liquidity supply and the amount compensated through fact-checking is ₩361.0 billion and ₩344.1 billion, respectively, as of December 31, 2024 and 2023.

The Bank paid self-resolution compensation for customers' losses from the Hong Kong H-Index-based equity linked trust ("H-Index ELT"), in accordance with the Financial Supervisory Service's Dispute Resolution Standards and the resolution of the Board of Directors. The Bank, in addition, recognized ₩19.1 billion as provision, which could be paid to the customers for fulfilling the obligations, as of December 31, 2024.

Also, there is an investigation by the Fair Trade Commission regarding unfair collaborative practices by four commercial banks are in progress, and the results cannot be predicted at this moment.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

40. **Statements of cash flows**

(a) Cash and cash equivalents reported in the accompanying separate statements of cash flows as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Cash	₩	2,119,821	2,009,999
Reserve deposits		11,420,315	10,732,094
Other deposits		11,633,535	9,590,949
Cash and due from banks		25,173,671	22,333,042
Less: Restricted due from banks (*)		(183,538)	(158,927)
Less: Due with original maturities of more than three months		(3,498)	(122,077)
	₩	24,986,635	22,052,038

(*) Items which meets the definition of cash in K-IFRS No. 1007 *'Statements of Cash Flows'* is excluded.

(b) Significant non-cash activities for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Debt-equity swap	₩	25,048	916
Accounts payable for purchase of property and equipment		1	92
Accounts payable for purchase of intangible assets		(132,270)	374,685
Recognition of right-of-use assets		237,988	240,025
Recognition of lease liabilities		206,749	200,867

(c) Changes in liabilities resulting from financing activities for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024				
		Net derivative liabilities	Borrowings	Debentures	Lease liabilities	Total
Beginning balance	₩	488,786	25,696,911	34,530,057	318,729	61,034,483
Changes in cash flows		(9,420)	(5,318,929)	7,868,246	(137,566)	2,402,331
Amortization		-	322	(36,665)	8,957	(27,386)
Net foreign currencies transaction loss		-	1,460,459	1,136,231	13,079	2,609,769
Changes in fair value of hedged items		-	-	26,832	-	26,832
Others		(25,475)	-	-	175,484	150,009
Ending balance	₩	453,891	21,838,763	43,524,701	378,683	66,196,038

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

40. **Statements of cash flows(continued)**

(c) Changes in liabilities resulting from financing activities for the years ended December 31, 2024 and 2023 are as follows:(continued)

		Net derivative liabilities	Borrowings	Debentures	Lease liabilities	Total
				December 31, 2023		
Beginning balance	₩	707,184	23,670,126	30,935,213	274,482	55,587,005
Changes in cash flows		333	1,865,901	3,346,604	(135,504)	5,077,334
Amortization		-	481	(15,058)	8,957	(5,620)
Net foreign currencies transaction loss		-	160,403	55,931	(4,187)	212,147
Changes in fair value of hedged items		-	-	207,367	-	207,367
Others		(218,731)	-	-	174,981	(43,750)
Ending balance	₩	488,786	25,696,911	34,530,057	318,729	61,034,483

154

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions

(a) Significant balances with the related parties as of December 31, 2024 and 2023 are as follows:

Related party	Account		December 31, 2024	December 31, 2023
Subsidiaries				
Shinhan Bank Europe GmbH	Cash and due from banks	₩	8,565	72,250
	Loans		312,811	295,329
	Allowance for loan loss		(328)	(420)
	Other assets		3,114	2,081
	Deposits		185	66
	Borrowings		16,337	45,872
Shinhan Bank Cambodia	Cash and due from banks		666	670
	Loans		490,980	465,473
	Allowance for loan loss		(1,985)	(2,097)
	Other assets		9,848	6,626
	Borrowings		77,910	29,656
	Provisions		3	3
Shinhan Kazakhstan Bank	Cash and due from banks		1,014	348
	Allowance for loan loss		(2)	(3)
	Other assets		353	116
	Provisions		369	182
Shinhan Bank Canada	Cash and due from banks		274	991
	Loans		51,198	82,844
	Allowance for loan loss		(213)	(403)
	Other assets		774	1,314
	Deposits		-	84
	Borrowings		10,768	2,265
Shinhan Bank China Limited	Cash and due from banks		7,507	20,372
	Loans		553	116,161
	Allowance for loan loss		(15)	(291)
	Other assets		48	4,586
	Deposits		13,067	7,688
	Borrowings		36,068	21,014
	Provisions		122	161

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(a) Significant balances with the related parties as of December 31, 2024 and 2023, are as follows: (continued)

Related party	Account		December 31, 2024	December 31, 2023
Subsidiaries (continued)				
Shinhan Bank Japan	Cash and due from banks	₩	44,075	21,038
	Loans		14,700	109,599
	Allowance for loan loss		(32)	(82)
	Other assets		1,534	1,394
	Deposits		2,253	3,862
	Derivative liabilities		-	1,538
	Borrowings		93,313	241,605
	Other liabilities		1,500	-
Shinhan Bank Vietnam Ltd.	Cash and due from banks		1,037	11
	Loans		42,361	62,565
	Allowance for loan loss		(5)	(8)
	Other assets		21	257
	Deposits		47,574	51,830
	Derivative liabilities		988	2,009
	Borrowings		327,810	194,024
	Provisions		22	340
PT Bank Shinhan Indonesia	Cash and due from banks		37	4
	Derivative assets		-	1,044
	Loans		536,550	477,078
	Allowance for loan loss		(2,137)	(2,116)
	Other assets		3,185	2,630
	Deposits		4,898	4,991
	Derivative liabilities		3,059	5,144
Shinhan Bank Mexico	Loans		205,065	159,886
	Allowance for loan loss		(821)	(711)
	Other assets		2,027	1,307
	Provisions		17	15
Trust accounts	Other liabilities		334,270	297,329
Structured entities	Financial assets at FVTPL		1,975,253	2,220,964
	Derivative assets		9,849	8,673
	Loans		489,218	579,602
	Allowance for loan loss		(3,263)	(3,035)
	Other assets		69,135	53,998
	Deposits		43,492	51,719
	Derivative liabilities		9,179	16,500
	Provisions		73,171	58,051
	Other liabilities		2,989	2,895
Beneficiary certificates	Deposits		348	808

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2024 and 2023, are as follows: (continued)

Related party	Account		December 31, 2024	December 31, 2023
The parent company				
Shinhan Financial Group	Current tax assets	₩	1,103	2,856
	Deposits		12	22
	Current tax liabilities		194,141	118,716
	Other liabilities		76,758	65,424
Entities under common control				
Shinhan Card Co., Ltd.	Derivative assets		4,919	227
	Loans		89,890	35,524
	Allowance for loan loss		(11)	(5)
	Other assets		1,467	1,173
	Deposits		233,844	197,205
	Derivative liabilities		156,429	54,151
	Provisions		1,075	739
	Other liabilities		28,551	28,470
Shinhan Securities Co., Ltd.	Cash and due from banks		9	8
	Financial assets at FVTPL (*2)		4,580	3,939
	Derivative assets		1,810	11,114
	Loans		136	384
	Allowance for loan loss		(1)	-
	Other assets (*1)		5,333	11,076
	Deposits		720,468	731,856
	Derivative liabilities		18,852	1,892
	Provisions		322	155
	Other liabilities		28,881	39,710
Shinhan Life Insurance	Derivative assets		127,999	22,351
	Other assets		144,720	209,269
	Deposits		111,806	189,653
	Derivative liabilities		1,385	24,866
	Provisions		18	20
	Other liabilities		4,841	8,619
Shinhan Capital Co., Ltd.	Loans		140,000	280,000
	Allowance for loan loss		(16)	(30)
	Other assets		36	124
	Deposits		1,717	1,093
	Provisions		7	10
	Other liabilities		16,864	13,152
Jeju Bank	Loans		-	1,825
	Allowance for loan loss		-	(1)
	Other assets		-	1
	Deposits		1,515	2,418
	Other liabilities		2,139	2,139
Shinhan Asset Management Co., Ltd.	Financial assets at FVTPL (*2)		2,402	34,456
	Deposits		25,748	9,670
	Other liabilities		503	417
Shinhan DS	Other assets		32,974	31,395
	Deposits		1,019	1,128
	Other liabilities		17,129	8,035
Shinhan Savings Bank	Other liabilities		17,136	10,356
Shinhan Fund Partners	Deposits		18,831	22,177
	Other liabilities		396	398

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2024 and 2023, are as follows: (continued)

Related party	Account		December 31, 2024	December 31, 2023
Entities under common control (continued)				
Shinhan AI (*4)	Deposits	₩	-	30
Shinhan REITs Management	Deposits		17,915	8,361
	Other liabilities		126	371
Shinhan Asset Trust Co., Ltd.	Loans		3,397	3,606
	Deposits		171,571	189,534
	Other liabilities		315	406
Shinhan Venture Investment Co., Ltd.	Deposits		10	8,041
	Other liabilities		-	14
Shinhan EZ General Insurance, Ltd.	Deposits		21	170
One-Shinhan Connect Fund 1	Deposits		555	289
One-Shinhan Connect Fund 2	Deposits		124	364
IMM Long-term Solutions Private Equity Fund (*4)	Deposits		-	3
Shinhan hyper connect venture fund I	Deposits		5,233	5,435
SH Global Private Real Estate Investment Trust No.5	Derivative assets		14,744	4,282
SH US Nevada Photovoltaic Private Special Asset Investment Trust	Derivative assets		588	-
Shinhan AIM Real Estate Fund No.15	Derivative assets		2,538	-
Shinhan AIM Fund of Fund 6-A	Derivative assets		431	-
Shinhan AIM Fund of Fund 4	Derivative assets		2,547	-
	Derivative liabilities		-	204
Shinhan AIM Real Estate Fund No.22-A	Derivative assets		6,083	1,158
Shinhan AIM Credit Fund No.4-B	Derivative assets		7,832	-
	Derivative liabilities		-	1,730
SH Veneta Toll Road Pro. Private Special Asset Investment Trust(Infra)	Derivative assets		842	-
	Derivative liabilities		-	32
SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Derivative assets		671	-
Shinhan SOF V Private Investment Trust No.1	Derivative assets		60	-
Shinhan Dollar Income Private Security Investment Trust No.8(USD)[BOND]	Derivative liabilities		2,143	-
Associates and associates of entities under common control				
ICSF (The Korea's Information Center for Savings & Finance)	Deposits		3	7
DDI LVC Master Real Estate Investment Trust Co., Ltd	Deposits		852	923
Logisvalley Shinhan REIT Co., Ltd	Deposits		1,340	1,134
	Loans		33,000	33,000
	Allowance for loan loss		(30)	(36)

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2024 and 2023, are as follows: (continued)

Related party	Account	December 31, 2024	December 31, 2023
Associates and associates of entities under common control (continued)			
Shinhan Active REIT Co., Ltd. (*3) (*4)	Deposits	₩ -	206
WaveTechnology Co., Ltd.	Deposits	115	17
CASCADETECH INC	Deposits	35	-
Techfin ratings Co., Ltd. (*5)	Deposits	21,611	-
Korea Digital Asset Custody(*4)	Deposits	-	34
BNP Paribas Cardif Life Insurance Co., Ltd.	Deposits	5,559	2,984
Shinhan Global Healthcare Fund II	Deposits	1	1
Shinhan-Albatross Tech Investment Fund	Deposits	4,339	2,229
Shinhan Time 1st Investment fund	Deposits	64	151
CJL No.1 Private Equity Fund	Deposits	-	265
SBC PFV Co., Ltd.	Deposits	105	13,113
	Loans	734,600	-
	Allowance for loan loss	(406)	-
NH-J&-IBKC Label New Technology Fund	Deposits	59	301
Korea Credit Bureau	Deposits	24	640
KOREA FINANCE SECURITY	Deposits	131	132
Goduck Gangil1 PFV Co., Ltd.	Deposits	4	11
Goduck Gangil10 PFV Co., Ltd.	Loans	-	1,100
	Allowance for loan loss	-	(5)
	Deposits	11,899	7,568
iPIXEL Co., Ltd.	Deposits	717	11
SEOKWANG T&I	Deposits	-	1
CAPSTONE General Private Real Estate Investment Trust No.26 (Professional Investors)	Deposits	-	1
STIC ALT Global II Private Equity Fund	Deposits	2,207	-
Rifa Private Real Estate Investment Trust 31	Deposits	14,000	-
	Allowance for loan loss	(27)	-
Shinhan-CJ Technology Innovation Fund No.1	Deposits	3,100	-
EDNCENTRAL Co., Ltd	Deposits	1,170	-
Key management personnel			
	Loans	3,403	5,005
	Allowance for loan loss	(1)	(2)
	Provisions	1	2

(*1) Includes right-of-use assets.
(*2) It includes the amount related to investments in structured entities.
(*3) It includes the amount related to transactions of subsidiaries of associates.
(*4) It has been removed from the related party as of December 31, 2024.
(*5) Douzone Techfin Co., Ltd. changed its name to Techfin ratings Co., Ltd.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(b) Significant transactions with the related parties for the years ended December 31, 2024 and 2023 are as follows:

Related party	Account		December 31, 2024	December 31, 2023
Subsidiaries				
Shinhan Bank Europe GmbH	Interest income	₩	14,051	12,294
	Fees and commission income		434	206
	Reversal of (provision for) allowance		92	177
Shinhan Bank Cambodia	Interest income		23,726	26,447
	Fees and commission income		790	549
	Reversal of (provision for) allowance		111	(219)
	Interest expense		(250)	(1)
Shinhan Kazakhstan Bank Limited	Interest income		107	361
	Fees and commission income		294	356
	Other operating income		-	837
	Reversal of (provision for) allowance		1	162
	Other operating expense		(187)	-
Shinhan Bank Canada	Interest income		4,958	3,810
	Fees and commission income		404	405
	Reversal of (provision for) allowance		189	(98)
	Interest expense		(3)	(5)
Shinhan Bank China Limited	Interest income		2,009	8,524
	Fees and commission income		174	417
	Other operating income		39	29
	Reversal of (provision for) allowance		276	172
	Interest expense		(1,583)	(64)
Shinhan Bank Japan	Interest income		3,841	4,679
	Fees and commission income		885	1,086
	Gain related to derivatives		8,164	709
	Reversal of (provision for) allowance		50	50
	Interest expense		(78)	(40)
	Loss related to derivatives		(564)	(1,847)
	Other operating expense		(7,601)	(430)
Shinhan Bank Vietnam Ltd.	Interest income		767	42
	Fees and commission income		1,843	1,750
	Gain related to derivatives		611	1,359
	Other operating income		319	191
	Reversal of (provision for) allowance		3	9
	Interest expense		(17,056)	(16,310)
Shinhan Indonesia	Interest income		31,916	27,672
	Fees and commission income		1,643	766
	Gain related to derivatives		2,122	2,758
	Loss related to derivatives		(1,051)	-
	Reversal of (provision for) allowance		(21)	(773)
Shinhan Bank America	Fees and commission income		363	283

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(b) Significant transactions with the related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

Related party	Account		December 31, 2024	December 31, 2023
Subsidiaries (continued)				
Shinhan Bank Mexico	Interest income	₩	9,973	10,304
	Fees and commission income		177	555
	Reversal of (provision for) allowance		(110)	(175)
	Other operating expense		(3)	(10)
Trust Accounts	Fees and commission income		18,737	18,935
	Interest expense		(8,895)	(8,192)
Structured entities	Interest income		99,369	110,172
	Fees and commission income		37,077	23,601
	Gain related to derivatives		11,137	34,988
	Reversal of (provision for) allowance		(228)	(2,596)
	Interest expense		(27)	(21)
	Loss related to derivatives		(14,073)	(28,906)
	Other operating expense		(14,998)	(7,745)
The parent company				
Shinhan Financial Group	Fees and commission income		3	2
	Other operating income		2,126	1,523
	Interest expense		(457)	(514)
	Fees and commission expense		(46,442)	(41,682)
	Other operating expense		(77)	(402)
Entities under common control				
Shinhan Card Co., Ltd.	Interest income		3,998	7,193
	Fees and commission income		166,885	176,704
	Gain related to derivatives		4,699	1,672
	Other operating income		6,786	6,312
	Interest expense		(3,087)	(899)
	Fees and commission expense		(9,848)	(8,427)
	Loss related to derivatives		(108,745)	(15,408)
	Reversal of (provision for) allowance		(3)	60
	Other operating expense		(352)	(288)
Shinhan Securities Co., Ltd.	Interest income		111	149
	Fees and commission income		4,548	4,243
	Gain and losses related to financial instruments measured at FVTPL (*1)		236	137
	Gain related to derivatives		23,843	48,754
	Other operating income		9,675	8,331
	Interest expense		(11,230)	(15,851)
	Loss related to derivatives		(98,262)	(36,773)
	Reversal of (provision for) allowance		2	-
	Other operating expense		(660)	(417)

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

Related party	Account		December 31, 2024	December 31, 2023
Entities under common control (continued)				
Shinhan Life Insurance Co., Ltd.	Fees and commission income	₩	9,536	3,557
	Gain related to derivatives		167,247	36,654
	Other operating income		4,217	3,639
	Interest expense		(3,052)	(2,620)
	Fees and commission expense		(6)	(576)
	Loss related to derivatives		(3,120)	(16,823)
	Other operating expense		2	-
Shinhan Capital Co., Ltd.	Interest income		14,123	5,986
	Fees and commission income		66	27
	Other operating income		1,408	1,157
	Interest expense		(570)	(478)
	Reversal of (provision for) allowance		15	(30)
	Other operating expense		-	6
Jeju Bank	Interest income		1	2
	Other operating income		689	635
	Interest expense		(74)	(71)
	Reversal of (provision for) allowance		1	1
Shinhan Asset Management Co., Ltd.	Gains and losses related to financial instruments at FVTPL (*1)		(689)	8,251
	Fees and commission income		41	37
	Gain related to derivatives		222	262
	Other operating income		154	141
	Interest expense		(42)	(130)
	Fees and commission expense		(1,691)	(1,432)
Shinhan DS	Fees and commission income		1	4
	Other operating income		1,374	1,014
	Interest expense		(471)	(246)
	Other operating expense		(96,288)	(82,313)
Shinhan Savings Bank	Fees and commission income		833	1,295
	Other operating income		1,259	939
	Interest expense		(2)	(322)
	Other operating expense		(478)	-
Shinhan Fund Partners	Fees and commission income		24	44
	Other operating income		171	168
	Interest expense		(580)	(803)
Shinhan REITs Management	Interest expense		(403)	(191)
Shinhan AI (*3)	Other operating income		17	102
	Fees and commission expense		-	(6,365)
	Interest expense		(350)	-
Shinhan Asset Trust Co., Ltd.	Interest income		(4,040)	(3,960)
	Fees and commission income		20	25
	Interest expense		(3,025)	(1,952)
	Fees and commission expense		(9)	(25)
Shinhan Venture Investment Co., Ltd.	Fees and commission income		-	1
	Interest expense		(30)	(287)
	Fees and commission expense		(577)	-
Shinhan EZ General Insurance, Ltd.	Fees and commission income		7	5
	Fees and commission expense		(305)	-
	Other operating expense		(329)	-
One-Shinhan Connect Fund 1	Fees and commission income		26	13
	Interest expense		-	(8)

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

Related party	Account	December 31, 2024	December 31, 2023
Entities under common control			
One-Shinhan Connect Fund 2	Fees and commission income	6	4
	Interest expense	-	(10)
IMM Long-term Solutions Private Equity Fund (*3)	Interest expense	-	(2)
	Fees and commission income	24	-
Shinhan hyper connect venture fund I	Interest expense	(15)	(6)
	Fees and commission income	20	3
SH Global Private Real Estate Investment Trust No.5	Gain related to derivatives	30,458	9,715
	Loss related to derivatives	(17)	(34)
SH US Nevada Photovoltaic Private Special Asset Investment Trust	Gain related to derivatives	595	2,311
Shinhan AIM Real Estate Fund No.15	Gain related to derivatives	2,846	-
	Loss related to derivatives	(252)	(6)
Shinhan AIM Fund of Fund 6-A	Gain related to derivatives	431	-
SH Lifetime Income TIF Mixed Asset Investment Trust	Gain related to derivatives	70	18
SH Long-Term Growth TDF 2035 Security Investment Trust	Gain related to derivatives	189	42
Shinhan AIM Fund of Fund 4	Gain related to derivatives	2,751	1,965
	Loss related to derivatives	-	(354)
Shinhan AIM Real Estate Fund No.22-A	Gain related to derivatives	4,925	2,095
Shinhan AIM Credit Fund 4-B	Gain related to derivatives	8,938	-
	Loss related to derivatives	-	(1,957)
SH Veneta Toll Road Pro. Private Special Asset Investment Trust(Infra)	Gain related to derivatives	1,122	2,025
	Loss related to derivatives	-	(105)
SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Gain related to derivatives	671	932
	Loss related to derivatives	-	(480)
Shinhan SOF V Private Investment Trust No.1	Gain related to derivatives	60	-
Shinhan Dollar Income Private Security Investment Trust No.2 (*4)	Loss related to derivatives	-	(1,876)
Kyobo-AXA Czech Republic-Praha Private Realestate Trust No.1 (*4)	Gain related to derivatives	-	617
SH Long-Term Growth TDF 2030 Security Investment Trust (*3)	Gain related to derivatives	-	44
Shinhan Dollar Income Private Security Investment Trust No.8(USD)[BOND]	Loss related to derivatives	(2,143)	-

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

Related party	Account	December 31, 2024	December 31, 2023
Associates and associates of entities under common control			
BNP Paribas Cardif Life Insurance Co., Ltd.	Fees and commission income	946	3,695
	Interest expense	(12)	(57)
KOREA FINANCE SECURITY	Fees and commission income	4	4
Korea Credit Bureau	Fees and commission income	11	14
Goduck Gangil1 PFV Co., Ltd.	Interest income	-	143
	Reversal of (provision for) allowance	-	20
SBC PFV Co., Ltd	Fees and commission income	6,590	-
	Interest expense	(13)	(13)
	Interest income	23,498	-
	Reversal of (provision for) allowance	(406)	-
Goduck Gangil10 PFV Co., Ltd.	Interest income	5	69
	Interest expense	(295)	(647)
	Reversal of (provision for) allowance	5	4
CJL No.1 Private Equity Fund	Interest expense	(2)	(10)
Logisvalley Shinhan REIT Co., Ltd.	Interest income	1,703	1,841
	Interest expense	(2)	(2)
	Reversal of (provision for) allowance	-	(8)
Shinhan-Albatross tech investment Fund	Interest expense	(12)	(4)
Shinhan Global Active REIT Co., Ltd. (*2) (*3)	Interest expense	(4)	(2)
	Gain related to derivatives	8,220	-
CASCADETECH INC	Reversal of (provision for) allowance	6	-
Techfin ratings Co., Ltd. (*5)	Fees and commission income	2	-
	Interest expense	(726)	-
SONGPA BIZ CLUSTER PFV Co., Ltd.	Fees and commission income	9,178	-
	Interest expense	(1)	-
NH-J&-IBKC Label New Technology Fund	Interest expense	(6)	(12)
STIC ALT Global II Private Equity Fund	Interest expense	(3)	-
Rifa Private Real Estate Investment Trust 31	Interest income	746	-
	Reversal of (provision for) allowance	(27)	-
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense	(1)	(1)
iPIXEL Co., Ltd.	Interest expense	(1)	-
EDNCENTRAL Co., Ltd.	Interest expense	(2)	-
Shinhan-CJ Technology Innovation Fund No. 1	Interest expense	(25)	-
Key management personnel			
	Interest income	133	242

(*1) The amount of investment gains and losses related to structured entities is included.

(*2) It includes the amount related to transactions of subsidiaries of associates.

(*3) It has been excluded from the related party for the year ended December 31, 2024.

(*4) It has been excluded from the related party for the year ended December 31, 2023.

(*5) DOUZONE TECHFIN Co., Ltd changed its name to Techfin ratings Co., Ltd.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(c) Details of transactions with key management for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Short-term employee benefits	₩	10,513	11,530
Post-employment benefits		367	364
Share-based payment transactions		6,724	6,170
	₩	17,604	18,064

(d) The guarantees provided between the related parties as of December 31, 2024 and 2023, are as follows:

		Amount of guarantees		
Guaranteed party		**December 31, 2024**	**December 31,2023**	**Account**
Shinhan Bank China Limited	₩	60,313	77,952	Financial guarantee (payment guarantee method)
		2,230	-	Performance guarantee (payment guarantee method)
Shinhan Bank Cambodia		735	645	Financial guarantee (payment guarantee method)
Shinhan Kazakhstan Bank Limited		19,356	20,955	Financial guarantee (payment guarantee method)
		29,400	-	Financial guarantee (letter of credit method)
		18,602	3,958	Payment guarantee
Shinhan Bank Vietnam Ltd.		31,888	497,580	Financial guarantee (payment guarantee method)
Shinhan Bank Mexico		14,700	10,315	Unused credit limit
Structured entities (*1)		4,507,886	5,200,289	ABCP purchase commitments
		263,935	242,002	Unused credit limit
		861	1,991	Payment guarantee
		882,895	1,070,828	Security underwriting commitment (*2)
Shinhan Securities Co., Ltd.		19,000	19,000	Note purchase agreement
		347,299	383,836	Unused credit limit
Shinhan Card Co., Ltd.		332,360	433,221	Unused credit limit
		19,992	36,877	Financial guarantee (letter of credit method)
Shinhan Life Insurance Co., Ltd.		100,000	100,000	Unused credit limit
Shinhan Capital Co., Ltd.		40,000	40,000	Unused credit limit
BNP Paribas Cardif Life Insurance		-	10,000	Unused credit limit
SBC PFV Co., Ltd.		65,400	-	Unused credit limit
Key management personnel		2,801	3,241	Unused credit limit
	₩	6,759,653	8,152,690	

(*1) The guaranteed amount of the ABCP purchase commitments for a structured entity is the total ABCP purchase commitments amount, less the balance of the ABCP acquired up to December 31, 2024.
(*2) The amount is for subsidiaries and associates, which are structured entities, of entities under common control.

In addition to the above-mentioned payment guarantee, the Bank provides LOC (Letter of Comfort) for borrowings of subsidiaries.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(e) Collaterals provided to related parties

i) Details of collaterals provided to the related parties as of December 31, 2024 and 2023, are as follows:

	Related party	Pledged assets		December 31, 2024 Carrying amounts	December 31, 2024 Amounts collateralized	December 31, 2023 Carrying amounts	December 31, 2023 Amounts collateralized
Subsidiary	Shinhan Bank Japan	Securities	₩	614,599	456,878	484,341	475,332
Entity under common control	Shinhan Life Insurance Co., Ltd.	Securities		-	-	10,008	10,008
			₩	614,599	456,878	494,349	485,340

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(e) Collaterals provided to related parties (continued)

ii) Details of collaterals provided by the related parties as of December 31, 2024 and 2023, are as follows:

	Related party	Pledged assets		December 31, 2024	December 31, 2023
Subsidiaries	Maestro YS Co., Ltd.	Trust	₩	-	54,000
	Bright Unjung Co., Ltd.	Trust		54,000	54,000
		Stocks		44,400	44,400
	Maestro ER Co., Ltd.	Real estate		78,000	78,000
	Maestrogongdeok Co., Ltd.	Real estate		-	48,600
	GIBDAEMYUNG 1st Co., Ltd.	Trust		-	84,000
	Richgate GS Co., Ltd.	Real estate and accounts receivable trust		120,000	120,000
		Trust and accounts receivable trust		180,000	-
	MaestroDcube Co., Ltd.	Real estate		60,000	60,000
	MAESTRO DS Co., Ltd.	Trust		-	318,000
	GIB JDT Co., Ltd.	Trust		36,000	49,200
		Deposit Return Bond		36,000	49,200
		Stocks		36,000	36,000
	GIB YB Co., Ltd.	Real estate		71,520	23,520
	S-bright Hongdae Co., Ltd.	Real estate		169,920	169,920
	S-bright Pangyo Co., Ltd.	Trust		44,400	48,000
	S-Tiger energy Co., Ltd.	Real estate		-	48,000
	S-Tiger Jeju Co., Ltd.	Real estate		-	30,000
	Rich gate Shinseol Corp.	Real estate		14,280	14,280
	S-Tiger K Co., Ltd	Real estate		-	96,000
	GIB Saha Co., Ltd.	Stocks		-	33,800
	GIB Magok Co., Ltd.	Trust and Stocks		288,000	288,000
	Rich gate Yongsan Corp.	Trust		-	72,000
	GIB st 2nd Co., Ltd.	Trust		-	38,400
	GIB Doowol Co., Ltd.	Stocks		24,000	24,000
	GIB Haeundae Co., Ltd.	Stocks		37,200	37,200
	S-Tiger 1st Co., Ltd.	Trust		36,000	36,000
	GIB Chowol Co., Ltd.	Stocks		24,000	24,000
	Rich gate Box Corp.	Real estate and Deposits		86,222	86,222
	Rich gate Alpha Corp.	Real estate		768,000	768,000
	Rich gate Jaseok Corp.	Real estate		79,080	79,080
	GIB Shinchon Co., Ltd.	Real estate		98,400	98,400
	Rich gate N Corp.	Real estate		42,840	42,840
	Shinhan GIB Hwasung Co., Ltd.	Stocks		36,000	36,000
	Shinhan GIB Mirae Co., Ltd.	Stocks		12,000	12,000
	GIB Pungmoo Co., Ltd.	Trust and Stocks		84,500	84,500
	GIB Sahwa Co., Ltd.	Stocks		48,000	48,000
	RICHGATE GANGNAM Co., Ltd.	Real estate		-	48,000
	GIB YD Co., Ltd.	Real estate		3,600	3,600
	GIB HOMEPLUS. Co., Ltd.	Trust		-	22,800
	RICH GATE GANGSEO Co., Ltd.	Trust		48,000	48,000
	Rich gate H Corp.	Trust		60,000	60,000
	S TIGER CLEAN CO., Ltd.	Trust		54,000	54,000
	S Solution YD Co., Ltd	Trust		180,000	180,000

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023(In millions of Korean won)

41. Related party transactions (continued)

(e) Collaterals provided to related parties (continued)

ii) Details of collaterals provided by the related parties as of December 31, 2024 and 2023, are as follows: (continued)

	Related party	Pledged assets		December 31, 2024	December 31, 2023
Subsidiaries	S Project W Co., Ltd.	Deposit Return Bond		105,000	-
	Rich gate YS Corp.	Real estate		54,000	-
	GIB SEORIPUL Co., Ltd.	Trust		120,000	-
	S PROJECT NEWWORLD Co., Ltd.	Deposit Return Bond		240,000	-
	S Project Mo reits Co., Ltd.	Trust		72,000	-
	MAESTRO DS 2ND Co., Ltd.	Trust		360,000	-
	S Project Ja reits Co., Ltd.	Trust		42,000	-
	RICH GATE H 2ND Co., Ltd.	Trust		60,000	-
Entities under common control	Shinhan Securities Co., Ltd.	Deposits		267,100	309,650
	Jeju Bank	Government bonds		40,000	40,000
	Shinhan Life Insurance Co., Ltd.	Government bonds		152,578	10,000
	Shinhan Capital Co., Ltd.	Government and corporate bonds		234,000	364,000
	Shinhan Card Co., Ltd.	Deposits		180	180
		Bonds		237,986	237,986
Associates and associates of entities under common control	BNP Paribas Cardif Life Insurance Co., Ltd.	Public bonds		-	2,400
	SBC PFV Co., Ltd.	Trust		960,000	-
	Logisvalley Shinhan REIT Co., Ltd.	Trust		39,600	39,600
	Rifa Private Real Estate Investment Trust 31	Trust		16,800	-
Key management personnel		Real estate		6,799	4,417
		Deposits etc.		1,466	1,127
		Guarantees		2,132	1,308
			₩	5,966,003	4,660,630

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023(In millions of Korean won)

41. Related party transactions (continued)

(f) Transactions with related parties

i) Loan transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

	Related party		December 31, 2024 Beginning (*1)	Loans (*2)	Collections (*2) (*3)	Ending (*1)
Subsidiaries	Shinhan Bank China Limited	₩	116,161	5,442	(121,050)	553
	Shinhan Bank Vietnam Ltd.		62,565	580,552	(600,756)	42,361
	Shinhan Bank Canada		82,844	114,632	(146,278)	51,198
	Shinhan Bank Europe GmbH		295,329	546,727	(529,245)	312,811
	Shinhan Bank Cambodia		465,473	394,562	(369,055)	490,980
	Shinhan Bank Mexico		159,886	245,554	(200,375)	205,065
	Shinhan Bank Indonesia		477,078	410,342	(350,870)	536,550
	Shinhan Bank Japan		109,599	210,290	(305,189)	14,700
	Structured entities		579,602	532,757	(623,141)	489,218
Entities under common control	Shinhan Card Co., Ltd.		35,524	58,352	(3,986)	89,890
	Jeju Bank		1,825	-	(1,825)	-
	Shinhan Capital Co., Ltd.		280,000	24,128	(164,128)	140,000
	Shinhan Securities Co., Ltd.		384	394	(642)	136
Associates and associates of entities under common control	Goduck Gangil10 PFV Co., Ltd.		1,100	-	(1,100)	-
	Logisvalley Shinhan REIT Co.,Ltd.		33,000	34,175	(34,175)	33,000
	CASCADETECH INC		-	66	(66)	-
	Rifa Private Real Estate Investment Trust 31		-	28,000	(14,000)	14,000
	SBC PFV Co., Ltd		-	795,700	(61,100)	734,600
Key Management personnel			5,005	1,493	(3,095)	3,403
		₩	2,705,375	3,983,166	(3,530,076)	3,158,465

(*1) The amount is before deducting allowance.
(*2) Some of the limit loans are shown in net amount.
(*3) It includes effect of foreign currency translation differences for subsidiaries in overseas.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(f) Transactions with related parties (continued)

i) Details of major lease and collection of related parties as of December 31, 2024 and 2023, are as follows (continued):

| | Related party | | December 31, 2023 | | |
		Beginning (*1)	Loans (*2)	Collections (*2) (*3)	Ending (*1)
Subsidiaries	Shinhan Bank China Limited	₩ 1,024	296,308	(181,171)	116,161
	Shinhan Bank Vietnam Ltd.	62,981	421,143	(421,559)	62,565
	Shinhan Bank Canada	56,123	95,080	(68,359)	82,844
	Shinhan Bank Europe GmbH	263,294	452,777	(420,742)	295,329
	Shinhan Bank Cambodia	615,908	462,792	(613,227)	465,473
	Shinhan Bank Mexico	177,422	205,362	(222,898)	159,886
	Shinhan Bank Indonesia	443,555	189,812	(156,289)	477,078
	Shinhan Bank Japan	120,394	283,233	(294,028)	109,599
	Shinhan Kazakhstan Bank Limited	38,019	-	(38,019)	-
	Structured entities	232,613	566,177	(219,188)	579,602
Associates and associates of entities under common control	Shinhan Card Co., Ltd.	407,242	28,704	(400,422)	35,524
	Jeju Bank	1,906	1,892	(1,973)	1,825
	Shinhan Capital Co., Ltd.	-	281,621	(1,621)	280,000
	Shinhan Securities Co., Ltd.	-	385	(1)	384
Associates	Goduck Gangil1 PFV Co., Ltd.	6,825	-	(6,825)	-
	Goduck Gangil10 PFV Co., Ltd.	3,100	-	(2,000)	1,100
	Logisvalley Shinhan REIT Co., Ltd.	43,000	33,000	(43,000)	33,000
Key Management personnel		6,563	3,154	(4,712)	5,005
		₩ 2,479,969	3,321,440	(3,096,034)	2,705,375

(*1) The amount is before deducting allowance.
(*2) Some of the limit loans are shown in net amount.
(*3) It includes effect of foreign currency translation differences for subsidiaries in overseas.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(f) Transactions with related parties (continued)

ii) Borrowing and repayment transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

	Related party	Account	December 31, 2024			
			Beginning	Loan	Collections, Etc. (*1)	Ending
Subsidiaries	Shinhan Bank Europe GmbH	Borrowing ₩	45,872	77,864	(107,399)	16,337
	Shinhan Bank Japan	Borrowing	241,605	232,396	(380,688)	93,313
	Shinhan Bank Canada	Borrowing	2,265	14,548	(6,045)	10,768
	Shinhan Bank China Limited	Borrowing	21,014	217,033	(201,979)	36,068
	Shinhan Bank Vietnam Ltd.	Borrowing	194,024	1,730,089	(1,596,303)	327,810
	Shinhan Bank Cambodia	Borrowing	29,656	227,673	(179,419)	77,910
Entities under	Shinhan Securities Co., Ltd.	Deposit (*2)	44,971	190,035	(41,518)	193,488
common control	Shinhan Card Co., Ltd.	Deposit (*2)	50,195	150,000	(50,000)	150,195
	Shinhan Fund Partners	Deposit (*2)	15,000	-	-	15,000
	Shinhan Asset Trust Co., Ltd.	Deposit (*2)	50,172	85,243	(57,142)	78,273
	Shinhan Life Insurance Co., Ltd.	Deposit (*2)	31,245	-	(16,650)	14,595
	Shinhan REITs Management Co., Ltd.	Deposit (*2)	8,100	11,900	(3,000)	17,000
	Shinhan Venture Investment Co., Ltd.	Deposit (*2)	8,000	-	(8,000)	-
	Shinhan AI	Deposit (*2)	-	31,000	(31,000)	-
Associates and	NH-J&-IBKC Label Technology Fund	Deposit (*2)	248	-	(189)	59
associates of entities	CJL No.1 Private Equity Fund	Deposit (*2)	265	-	(265)	-
under common	Techfin ratings Co., Ltd. (*3)	Deposit (*2)	-	24,000	(6,000)	18,000
control	Shinhan-CJ Technology Innovation Fund No. 1	Deposit (*2)	-	3,100	-	3,100
		₩	742,632	2,994,881	(2,685,597)	1,051,916

(*1) It includes effect of foreign currency translation differences for subsidiaries in overseas.
(*2) The details of settlements among related parties' depository liabilities that can be deposited and withdrawn on demand, are excluded.
(*3) DOUZONE TECHFIN Co., Ltd has changed its name to Techfin ratings Co., Ltd.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(f) Transactions with related parties (continued)

ii) Details of significant redemption and borrowings of related parties as of December 31, 2024 and 2023, are as follows (continued):

	Related party	Account		Beginning	Loan	Collections, Etc. (*1)	Ending
				December 31, 2023			
Subsidiaries	Shinhan Bank Europe GmbH	Borrowing	₩	102,855	104,981	(161,964)	45,872
	Shinhan Bank Japan	Borrowing		161,647	459,305	(379,347)	241,605
	Shinhan Bank Canada	Borrowing		15,163	11,786	(24,684)	2,265
	Shinhan Bank China Limited	Borrowing		108,432	47,863	(135,281)	21,014
	Shinhan Bank Vietnam Ltd.	Borrowing		370,145	1,262,163	(1,438,284)	194,024
	Shinhan Bank Cambodia	Borrowing		30,415	122,795	(123,554)	29,656
	S-Tiger Games Co., Ltd.	Deposit (*2)		1,033	4	(1,037)	-
Entities under common control	Shinhan Securities Co., Ltd.	Deposit (*2)		497,743	26,495	(479,267)	44,971
	Shinhan Card Co., Ltd.	Deposit (*2)		595	50,000	(400)	50,195
	Shinhan Asset Management Co., Ltd.	Deposit (*2)		10,341	-	(10,341)	-
	Shinhan Fund Partners (*3)	Deposit (*2)		5,000	29,000	(19,000)	15,000
	Shinhan DS	Deposit (*2)		3,000	-	(3,000)	-
	Shinhan Asset Trust Co., Ltd.	Deposit (*2)		100,000	50,172	(100,000)	50,172
	Shinhan Life Insurance Co., Ltd.	Deposit (*2)		24,565	10,980	(4,300)	31,245
	Shinhan REITs Management Co., Ltd.	Deposit (*2)		3,000	6,100	(1,000)	8,100
	Shinhan Venture Investment Co., Ltd.	Deposit (*2)		10,500	5,000	(7,500)	8,000
	IMM Long-term Solutions Private Equity Fund	Deposit (*2)		609	-	(609)	-
Associates and associates of entities under common control (*4)	NH-J&-IBKC Label Technology Fund	Deposit (*2)		-	335	(87)	248
	CJL No.1 Private Equity Fund	Deposit (*2)		603	-	(338)	265
			₩	1,445,646	2,186,979	(2,889,993)	742,632

(*1) It includes effect of foreign currency translation differences for subsidiaries in overseas.
(*2) The details of settlements among related parties' depository liabilities that can be deposited and withdrawn on demand, are excluded.
(*3) Shinhan AITAS Co., Ltd. changed its name to Shinhan Fund Partners on April 3, 2023.
(*4) The amount of ₩400 million in deposits of DeepBlue No.1 Private Equity Fund, was not taken into beginning balance because it was excluded from related parties.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(g) Major commitments related to derivatives

As of December 31, 2024 and 2023, the major commitments related to derivative assets and liabilities with related parties are as follows:

	Related party	Classification of commitments		December 31, 2024	December 31, 2023
Entities under common control	Shinhan Life Insurance Co., Ltd.	Derivatives	₩	1,388,794	1,507,630
	Shinhan Card Co., Ltd.	Derivatives		1,232,150	715,529
	Shinhan Securities Co., Ltd.	Derivatives		361,948	666,955
	SH Veneta Toll Road Pro. Private Special Asset Investment Trust(Infra)	Derivatives		30,899	29,103
	SH US Nevada Photovoltaic Private Special Asset Investment Trust	Derivatives		7,350	-
	Shinhan AIM Fund of Fund 4	Derivatives		42,296	30,715
	Shinhan AIM Real Estate Fund No.22-A	Derivatives		47,168	26,573
	SH Global Private Real Estate Investment Trust No.5	Derivatives		224,028	196,505
	SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Derivatives		26,489	-
	Shinhan AIM Credit Fund 4-B	Derivatives		76,022	66,682
	Shinhan AIM Fund of Fund 6-A	Derivatives		4,900	-
	Shinhan AIM Real Estate Fund No.15	Derivatives		26,917	-
	Shinhan Dollar Income Private Security Investment Trust	Derivatives		36,750	-

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(g) Major commitments related to derivatives

As of December 31, 2024 and 2023, the major commitments related to derivative assets and liabilities with related parties are as follows: (continued)

	Related party	Classification of commitments		December 31, 2024	December 31, 2023
Subsidiaries	Shinhan Bank Vietnam Ltd.	Derivatives	₩	22,261	41,864
	PT Bank Shinhan Indonesia	Derivatives		136,168	145,962
	MPC Yulchon 1st	Derivatives		10,900	28,200
	Shinhan-S-Russell Co., Ltd.	Derivatives		-	11,250
	Maestrogongdeok Co., Ltd.	Derivatives		-	40,000
	S-redefine 10th Co., Ltd.	Derivatives		-	40,000
	GIBDAEMYUNG 1st Co., Ltd	Derivatives		-	50,000
	MaestroDcube Co., Ltd.	Derivatives		-	50,000
	S-Tiger 10th Co., Ltd.	Derivatives		75,000	175,000
	GIB County 1st Co., Ltd.	Derivatives		-	20,740
	S-Tiger Energy Co., Ltd.	Derivatives		-	38,818
	S-Tiger K Co., Ltd.	Derivatives		-	80,000
	S-bright Pangyo Co., Ltd.	Derivatives		37,000	40,000
	S-Tiger Lip Co., Ltd.	Derivatives		-	30,000
	Bright Unjung Co., Ltd.	Derivatives		37,000	37,000
	GIB HC 1st Co., Ltd.	Derivatives		-	31,053
	Rich gate shinseol Corp.	Derivatives		-	11,900
	MPC Yulchon II	Derivatives		30,600	36,100
	S-Tiger Jeju Co., Ltd.	Derivatives		-	25,000
	S-Tiger First Co., Ltd.	Derivatives		30,000	30,000
	S-Bright LDC Co., Ltd.	Derivatives		50,000	50,000
	GIB AL 1st Co., Ltd.	Derivatives		33,841	31,580
	Rich gate N Corp.	Derivatives		-	13,900
	Rich gate Alpha Corp.	Derivatives		50,000	50,000
	Rich gate Jaseok Corp.	Derivatives		-	14,000
	OSHC Co., Ltd.	Derivatives		34,040	31,766
	S-tiger NM Co., Ltd.	Derivatives		-	100,000
	S-Tiger Loex No.2 Co., Ltd.	Derivatives		-	40,000
	S-tiger H Co., Ltd.	Derivatives		50,000	50,000
	Shinhan Display 4th Co., Ltd.	Derivatives		100,000	100,000
	GIB Porter 2nd Co., Ltd.	Derivatives		30,000	30,000
	S Solution B.O., Ltd.	Derivatives		7,100	66,200
	S TIGER EMT Co., Ltd.	Derivatives		150,000	150,000
	S TIGER LPD CO., Ltd.	Derivatives		150,000	150,000
	SH ROAD 2ND CO., Ltd.	Derivatives		20,000	20,000
	S-tiger mobil Co., Ltd.	Derivatives		50,000	-
	S PROJECT NEWWORLD Co., Ltd.	Derivatives		50,000	-
	S-TIGERH2ND. Co., Ltd.	Derivatives		80,000	-
	S BRIGHT ENERGY Co., Ltd.	Derivatives		50,000	-
			₩	4,789,621	5,100,025

Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(h) Significant equity transactions

The details of significant equity transactions with related parties for the years ended December 31, 2024 and 2023 are as follows:

	Related party	December 31, 2024		
		Investment	Collection	Dividends
Subsidiaries and associates	Shinhan SKS Corporate Recovery Private Equity Fund ₩	9,338	9,983	-
	Neoplux Technology Valuation Investment Fund	-	300	13,738
	Shinhan-Neoplux Energy Newbiz Fund	-	6,776	-
	BTS 2nd Private Equity Fund	2,920	-	-
	Shinhan hyper connect venture fund I	18,000	-	-
	Shinhan hyper future's venture fund 1	1,703	-	-
	SBC PFV Co., Ltd.	4,375	-	-
	SONGPA BIZ CLUSTER PFV CO LTD	7,200	-	-
	Techfin ratings Co., Ltd.	27,000	-	-
	One Shinhan Mezzanine Fund 1	10,000	-	-
	Credila Financial Services	250,270	-	-
	Shinhan Private Equity Fund II	-	33,840	11,003
	Korea Credit Bureau	-	-	45
	Goduck Gangil1 PFV Co., Ltd	-	-	148
	Goduck Gangil10 PFV Co., Ltd	-	-	149
	Shinhan-Albatross Technology Investment Fund	-	-	5,321
	Shinhan global flagship venture fund 1	18,000	-	-
	One Shinhan Futures Fund 1	-	240	-
	Shinhan SG Rail Professional Investment Type Private Special Asset Investment Trust No. 2	144,747	-	19,731
	Shinhan AIM Private Real Estate Investment Trust No.31	-	-	240
	Shinhan Green Energy Growth Engine Private Investment Trust No.1	82	-	-
Entities under common control and associates under common control	SHBNPP Mokpo New Port Professional Investment Type Private Special Asset Investment Trust	-	2,514	121
	SHBNPP Venture Professional Investment Type Private Investment Trust No.1	-	7,566	1,661
	SHINHAN NPS RENEWABLE FUND NO.1	1,426	2,514	822
	SHBNPP Venture Professional Investment Type Private Investment Trust No.2	-	11,862	826
	SHBNPP WTE(Iste To Energy) Professional Investment Type Private Special Asset Investment Trust No.1	3,609	124	1,244
	Shinhan AIM FoF Fund 6	7,350	141	571
	SHBNPP Venture Professional Investment Type Private Investment Trust No.3	3,500	7,956	428
	Shinhan AIM Social Enterprise Investment Fund III	100	-	-
	SH Venture Professional Investment Type Private Investment Trust No.4	14,000	-	-
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.3	3,241	280	1,896
	SH Digital New Deal BTL General Type Private Mixed Asset Investment Trust	9,377	223	694
	SH Mezzanine Investment Type Private Security Investment Trust No.3	-	1,734	416
	Shinhan Subway line no.9 Private Mixed Asset	-	6,855	4,507
	Shinhan AIM FoF Fund 9-C	6,230	60	-
	Shinhan Venture General Private Investment Trust No.5	14,000	-	-
	Shinhan Greenway Corporate Investment FUND NO.1	3,000	1,941	-
	SH BGT Private Special Asset Investment Trust No.2	2,727	-	-
	SH Venture Private Investment Trust No.6	14,000	-	-
	SH-LS Global Green Way Private Special Asset	5,511	-	160
	Shinhan One Flagship Real Estate Development Fund 1	8,000	-	304

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

		December 31, 2024		
	Related party	Investment	Collection	Dividends
Entities under common control and associates under common control (continued)	Shinhan KKR Global Program Private Investment ₩	7,459	938	706
	SH Dollar Short-term Security Investment Trust No.1[Bond]	150,613	14,932	-
	SH Brookfield Infrastructure Fund V Private Special Asset Investment Trust No.2-A	1,640	899	288
	SH Special Situation Private Real Estate Feeder Investment Trust No.1	20,319	-	-
	Shinhan Corporate Opportunities Investment Private Mixed Asset Investment Trust	32,807	-	262
	SH Green Infrastructure Private Special Asset Investment Trust No.1	16,390	964	390
	Shinhan Global Green Way European Infrastructure Private Special Asset Investment Trust No.1	7,605	-	-
	Shinhan Infrastructure Development Private Mixed Asset Investment Trust No.2	8,180	-	27
	Shinhan Venture Secondary Private Investment Trust No.1	1,200	-	-
	Shinhan Datacenter Development Private Mixed Asset Investment Trust	27,054	-	-
	Shinhan The Credit Private Mixed Asset Trust No.02	10,000	-	-
	SH Venture Private Investment Trust No.7	10,000	-	-
	Shinhan The Credit Private Mixed Asset Trust No.01	8,000	-	-
	SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	-	21,554	7,404
	SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust	-	18,813	13,116
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2	-	77	143
	Mastern Opportunity Seeking Real Estate Fund II	-	2,521	-
	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	14,088	21,289	2,974
	IGIS Private Real Estate Investment Trust 517-1	1,750	-	-
	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3	11,272	604	460
	Truston Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.3	607	-	-
	Shinhan-We Venture Debt Fund No.1	990	-	-
	T CORE INDUSTRIAL TECHNOLOGY 1ST VENTURE PEF	-	119	-
	Shinhan-soo secondary Fund	3,150	-	-
	SHINHAN-NEO Core Industrial Technology Fund	-	3,390	128
	SHINHAN-NEO Market-Frontier 2nd Fund	1,500	2,930	-
	Shinhan VC Tomorrow Venture Fund 1	15,000	945	-
	SHINHAN Market-Frontier 3rd Fund	1,200	-	-
	SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)	-	3,374	548
	Penture K-content Fund	3,000	-	-
	Shinhan Asia Mid-Market Growth Fund I	803	-	-
	Shinhan Greenway Corporate Investment FUND NO.2	2,475	-	-

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

	December 31, 2024			
	Related party	**Investment**	**Collection**	**Dividends**
Entities under common control and associates under common control (continued)	SH YoungNam LNG Combined Cycle Private Special Asset Investment Trust [Infra business]	₩ -	-	1,474
	SH Long-Term Growth TDF 2035 Security Investment Trust	-	-	21
	Shinhan AIM Investment Finance Specialized Investment Trust No. 1	-	3,321	370
	Shinhan ESG Bond Specialized Investment Trust No. 1	-	-	947
	Shinhan nautic private equity fund 1	-	-	66
	SH Startup Venture Alpha Private Equity Mixed Asset Trust No.2	-	-	169
	Shinhan Infrastructure Development Private Mixed Asset Investment Trust	-	-	127
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	-	460	156
	SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]	-	-	673
	SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust	-	-	929
	Shinhan Dollar Income Private Security Investment Trust No.8(USD)[BOND]	44,100	-	-
	₩	990,908	192,039	95,403

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

	December 31, 2023			
	Related party	Investment	Collection	Dividends
Subsidiaries and associates	Shinhan-Albatross Technology Investment Fund ₩	-	1,000	-
	Korea Credit Bureau	-	-	45
	Neoplux Technology Valuation Investment Fund	-	1,963	1,368
	All Together Korea Fund 6	105	-	105
	All Together Korea Fund 7	105	-	105
	One Shinhan Connect Fund 1	-	208	-
	One Shinhan Connect Fund 2	-	6,130	-
	Shinhan SKS Corporate Recovery Private Equity Fund	6,682	298	-
	One Shinhan Futures Fund 1	-	612	-
	One Shinhan Futures Fund 3	-	309	-
	DDI LVC Master Real Estate Investment Trust Co., Ltd.	450	-	-
	BTS 2nd Private Equity Fund	2,200	-	-
	One Shinhan Mezzanine Fund 1	10,000	-	-
	Shinhan hyper connect venture fund I	15,200	-	-
	Shinhan global flagship venture fund 1	18,000	-	-
	One Shinhan Future's Fund 2	-	199	-
	Shinhan hyper future's venture fund 1	319	-	-
	KST-SH Laboratory Investment Fund No.1	-	260	-
	SBC PFV Co., Ltd.	1,875	-	-
	Shinhan-Daesung Contents Fund	-	1,205	-
	Shinhan Bank Japan	48,463	-	-
	Shinhan Bank Cambodia	126,526	-	-
	Shinhan SG Rail Professional Investment Type Private Special Asset Investment Trust No. 2	105,585	-	13,003
	Shinhan AIM Private Real Estate Investment Trust No.31	-	-	60
	Shinhan Green Energy Growth Engine Private Investment Trust No.1	3,384	-	-
	KIRAM HO CHI MINH OFFICE GENERAL PRIVATE PLACEMENT REAL ESTATE INVESTMENT TRUST(USD)	159	-	-
Entities under common control and associates under common control	SH YoungNam LNG Combined Cycle Private Special Asset Investment Trust[Infra business]	-	10,147	1,428
	SHBNPP Mokpo New Port Professional Investment Type Private Special Asset Investment Trust	-	1,822	186
	SHBNPP Real Estate Loan Professional Investment Type Private Real Estate Investment Trust No.1	-	8,821	405
	SHBNPP Venture Professional Investment Type Private Investment Trust No.1	1,204	3,199	332
	Shinhan AIM Investment Finance Specialized Investment Trust No. 1	48	-	-
	SHINHAN NPS RENEWABLE FUND NO.1	212	7,238	2,349
	SHBNPP Venture Professional Investment Type Private Investment Trust No.2	3,500	3,389	-
	Shinhan AIM Investment Finance Specialized Investment Trust No. 2	78	-	-
	SHBNPP WTE(Iste To Energy) Professional Investment Type Private Special Asset Investment Trust No.1	7,471	124	1,244
	Shinhan AIM FoF Fund 6	4,298	772	533

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

		December 31, 2023		
	Related party	Investment	Collection	Dividends
Entities under common control and associates under common control (continued)	SHBNPP Venture Professional Investment Type Private Investment Trust No.3	₩ 3,500	-	-
	SHBNPP Startup Venture Alpha Professional Investment Type Private Equity Mixed Asset Trust No.1	525	-	-
	Shinhan ESG Bond Specialized Investment Trust No. 1	-	8,779	183
	Shinhan AIM Investment Finance Specialized Investment Trust No. 3	1,250	-	-
	SH Venture Professional Investment Type Private Investment Trust No.4	14,000	-	-
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.3	14,339	9	1,018
	SH Startup Venture Alpha Private Equity Mixed Asset Trust No.2	2,100	-	-
	SH Digital New Deal BTL General Type Private Mixed Asset Investment Trust	9,414	23	210
	Shinhan Subway line no.9 Private Mixed Asset	-	6,619	4,479
	Shinhan AIM FoF Fund 9-C	4,335	398	-
	Shinhan Venture General Private Investment Trust No.5	21,000	-	-
	Shinhan Greenway Corporate Investment FUND NO.1	12,500	-	-
	SH BGT Private Special Asset Investment Trust No.2	8,154	-	-
	SH-KT Logistics Investment Type Private Real Estate Investment Trust No.1[FoFs]	20	-	-
	Shinhan Infrastructure Development Private Mixed Asset Investment Trust	8,082	-	-
	SH Venture Private Investment Trust No.6	14,000	-	-
	SH-LS Global Green Way Private Special Asset	13,218	-	-
	Shinhan One Flagship Real Estate Development Fund 1	6,255	-	-
	Shinhan KKR Global Program Private Investment	21,376	-	-
	SH Dollar Short-term Security Investment Trust No.1[Bond]	12,894	-	-
	SH Brookfield Infrastructure Fund V Private Special Asset Investment Trust No.2-A(USD)[FoFs]	6,125	-	-
	SH Special Situation Private Real Estate Feeder Investment Trust No.1	10,702	-	-
	Shinhan Corporate Opportunities Investment Private Mixed Asset Investment Trust	11,807	-	-
	SH Green Infrastructure Private Special Asset Investment Trust No.1	1,213	-	-
	Shinhan The Credit Private Mixed Asset Trust No.01	10,000	-	-
	DB EB private investment fund2	2,000	-	-
	SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	-	6,993	42
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	-	11,610	631
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	-	877	471
	SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust	-	18,743	13,562
	SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	2	-	-

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

	December 31, 2023			
	Related party	**Investment**	**Collection**	**Dividends**
Entities under common control and associates under common control (continued)	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 ₩	-	2,690	268
	Mastern Opportunity Seeking Real Estate Fund II	-	1,575	386
	SIMONE Mezzanine Fund No.3	-	1,312	-
	PHAROS DK FUND	-	635	-
	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	10,989	6,443	2,675
	Shinhan JigaeNamsan Road Private Special Asset Investment Trust	1,396	-	1,366
	IGIS Private Real Estate Investment Trust 517-1	18,500	-	-
	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3	4,211	-	-
	Shinhan Digital Health New Technology Investment Fund No.1	-	292	248
	Shinhan Time Secondary Blind Fund	1,500	-	-
	Shinhan-soo secondary Fund	1,350	-	-
	SHINHAN-NEO Market-Frontier 2nd Fund	1,500	-	-
	T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business	-	842	42
	SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)	-	6,997	468
	J& Moorim Jade Investment Fund	-	226	-
	NH Kyobo AI Solution Investment Fund	-	2,192	800
	SKS-Yozma Fund No.1	-	2,070	-
	Keistone Unicorn Private Equity Fund	-	2,250	1,516
	Forward-NBH New Technology Business Investment Fund I	2,000	-	-
	Kiwoom Materials, Parts and Equipment 3 New Technology Business Investment Fund	2,000	-	-
	VL ZieglerII Private Equity Fund	9,000	-	-
	SQUARE NEW PARADIGM INVESTMENT FUND NO.1	2,000	-	-
	Kiwoom-Time Animation New Technology Business Investment Fund	2,000	-	-
	Ascent-Welcome Fund2	3,000	-	-
	₩	624,121	129,271	49,528

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

41. **Related party transactions (continued)**

(i) The main types of transactions between the Bank and related parties include deposit transactions, loan transactions, credit offering transactions by local subsidiaries due to the acquisition of L/C opened by the Bank, transactions related to business consignment, overdraft transactions related to credit card funds settlement, and CLS payment service agreement transactions.

(j) For the years ended December 31, 2024 and 2023, the Bank purchased bonds through Shinhan Securities Co., Ltd. at ₩ 7,173,418 million and ₩ 5,335,149 million, respectively, while the amount sold is ₩ 2,912,063 million and ₩ 1,240,173 million, respectively.

(k) As of December 31, 2024 and 2023, the plan assets deposited in the DB type retirement pension operated and managed by Shinhan Life Insurance Co., Ltd. are ₩138,777 million and ₩187,228 million, respectively. The plan assets deposited in the DB type retirement pension operated by Shinhan Securities Co., Ltd. and managed by Shinhan Life Insurance Co., Ltd. are ₩5,921 million and ₩22,026 million, respectively.

(l) As of December 31, 2024 and 2023, the credit card limit contract amount provided by Shinhan Card Co., Ltd., a related party, is ₩67,253 million and ₩67,346 million, respectively.

(m) For the year ended December 31, 2024, the Bank acquired the assets, amounting to ₩5,456 million through an asset transfer deal with Shinhan AI's AI development department.

SHINHAN BANK
Notes to the Separate Financial Statements (Continued)
For the years ended December 31, 2024 and 2023
(In millions of Korean won)

42. **Information of trust business**

(a) Total assets with trust business as of December 31, 2024 and 2023, and operating revenue for the years ended December 31, 2024 and 2023 are as follows:

		Total assets		Operating revenue	
		December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Consolidated	₩	3,385,677	3,603,114	177,961	266,404
Unconsolidated		120,287,297	122,245,925	2,802,204	2,608,100
	₩	123,672,974	125,849,039	2,980,166	2,874,504

(b) Significant balances with trust business as of December 31, 2024 and 2023, are as follows:

		December 31, 2024	December 31, 2023
Trust accounts payable	₩	8,501,582	6,828,250
Deposits		7,163	9,533
Accrued asset management fee for trust accounts		55,778	53,697
Accrued interest expense		4,886	5,547

(c) Significant transactions with trust business for the years ended December 31, 2024 and 2023 are as follows:

		December 31, 2024	December 31, 2023
Asset management fee for trust accounts	₩	191,676	199,393
Termination fee		2,317	1,476
Interest expense on deposits		264	590
Interest on trust accounts payable		227,518	165,757

Independent Auditors' Review Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the President of

Shinhan Bank:

We have reviewed the accompanying Report on the Operational Status of Internal Control over Financial Reporting (the "ICFR Report") of Shinhan Bank (the "Bank") as of December 31, 2024. The Bank's management is responsible for designing and maintaining effective ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review management's assessment and issue a report based on our review. In the accompanying report of management's assessment of ICFR, it is stated that: "Based on the assessment of the operational status of the ICFR by Bank's Chief Executive Officer and Internal Accounting Manager, the Bank's ICFR has been effectively designed and is operating as of December 31, 2024, in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting (the "Conceptual Framework") issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the "ICFR Committee")."

We conducted our review in accordance with ICFR Review Standards issued by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Bank's ICFR Report is free of material misstatement. Our review consists principally of obtaining an understanding of the Bank's ICFR, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.

A company's ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards ("K-IFRS"). A company's ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of management and directors of the Bank; and (3) regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank's assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect material misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review of the Bank's ICFR Report, nothing has come to our attention that causes us to believe that the ICFR Report as of December 31, 20x3 is not prepared in all material respects, in accordance with the Management Guideline for Evaluation and Reporting of Internal Control over Financial Reporting issued by the ICFR Committee.

This report applies to the Bank's ICFR in existence as of December 31, 2024. We did not review the Bank's ICFR subsequent to December 31, 2024. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.
Seoul, Korea
March 4, 2025

Notice to Readers This report is annexed in relation to the audit of the separate financial statements as of and for the year ended December 31, 2024.

Report on the Operations of Internal Control over Financial Reporting

To the Shareholders, Board of Directors, and Audit Committee of Shinhan Bank Co., Ltd.

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Bank Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting ("ICFR") for the year ending December 31, 2024.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us"). We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee")' as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting' established by the ICFR Committee.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2024, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 27, 2025

Jung Sanghyuk (_Jung Sanghyuk_)
Chief Executive Officer

Lee Jeongbin (_Lee Jeong Bin_)
Internal Accounting Manager